

verizon

Verizon Communications

2009 Annual Report

Financial Highlights
(as of December 31, 2009)


Consolidated Revenues
(billions)
$93.5
$97.4
$107.8
Operating Cash Flow from Continuing Operations
(billions)
$27.4
$27.6
$31.6
Declared Dividends per Share
$1.67
$1.78
$1.87
Reported Diluted Earnings per Share
$1.90
$2.26
$1.29
Adjusted Diluted Earnings per Share
(non-GAAP)
$2.39
$2.54
$2.40
07
08
09

Corporate Highlights

> 14.5% growth in cash flow from operations

> 40.7% increase in free cash flow

> 5.9 million new wireless customers

> 31% growth in wireless data revenue

> 952,000 new FiOS customers

> 56.5% growth in FiOS revenue

> 3.8% total shareholder return

> 3.3% annual dividend increase

Note: Prior-period amounts have been reclassified to reflect comparable results.

See www.verizon.com/investor for reconciliations to generally accepted accounting principles (GAAP) for the non-GAAP financial measures included in this annual report. Verizon's results for the periods presented have been adjusted to reflect the spinoff of local exchange and related business assets in Maine, New Hampshire and Vermont in March 2008. These reclassifications were determined using specific information where available and allocations where data is not maintained on a state-specific basis within the Company's books and records. Discontinued operations include Telecomunicaciones de Puerto Rico Inc. (TELPRI), which was sold in the first quarter of 2007.

Corporate Highlights shown above are presented on a pro forma and adjusted basis. Intra- and inter-segment transactions have not been eliminated from the business group revenue totals cited in this document. Pro forma information presents the combined operating results of Verizon and Alltel, with the results prior to the acquisition date adjusted to include the pro forma impact of: the elimination of transactions between Verizon and Alltel; the adjustment of amortization of intangible assets and depreciation of fixed assets based on the preliminary purchase price allocation; the elimination of merger expenses and management fees incurred by Alltel; and the adjustment of interest expense reflecting the assumption and partial redemption of Alltel's debt and incremental borrowings incurred by Verizon Wireless to complete the acquisition of Alltel.

In keeping with Verizon's commitment to protect the environment, this report was printed on paper certified by the Forest Stewardship Council (FSC). By selecting FSC-certified paper, Verizon is helping to make a difference by supporting responsible forest management practices.

Chairman's Letter to Shareowners



Ivan Seidenberg
Chairman and Chief Executive Officer

Dear Shareowner,

Verizon is now ten years old. In this first decade of the 21st century, we have transformed our historic franchise around the demands of a new industry and a new kind of customer. We have built our company around our belief that the better the network, the better the performance of everything that rides on it, and we have pushed ourselves to release the innovative power of our technology to customers. Our people are animated by their passion for this industry and our conviction that what we do is important to society. We've had to sharpen our reflexes and quicken our pace to compete at Internet speed – a challenge we face anew every day – but overall, Verizon's first ten years have proven our financial strength, capacity for growth and ability to adapt to a rapidly changing environment.

The past year has put those qualities to the test. Competition has intensified and the economy has stagnated, taking their toll on our growth, profitability and stock price. Clearly, we have more work to do to align our performance with the expectations of our investors and ourselves. Despite these challenges, though, our 2009 results demonstrate our staying power and launch us into 2010 from a position of strength and confidence.

Verizon's strong cash flows, solid balance sheet and modest revenue growth carried us through the most severe recession in recent memory. Pro forma adjusted revenues grew 1.5 percent to $107.8 billion in 2009, while U.S. Gross Domestic Product fell by 2.4 percent. Operating cash flow was $31.6 billion, up 14.5 percent, and free cash flow was 40.7 percent higher in 2009 than 2008.


Wireless Revenue
(billions)
$62.1
$49.3
$43.9
07
08
09


Wireless Retail Customers
(millions)
87.5
70.0
63.7
07
08
09

In September, our Board of Directors approved a 3.3 percent increase in our dividend, the third such increase in as many years. At a time when private capital investments in the U.S. are at near-historic lows, Verizon invested approximately $17 billion in infrastructure in 2009, which is critical to our maintaining the network superiority that is the essence of our brand. Thanks to these investments, we continued to add customers and grow revenues in broadband, wireless and strategic business services.

Our 2009 performance shows the effects of the prolonged economic downturn. Adjusted earnings before interest, taxes and depreciation declined by 0.9 percent for 2009 on a pro forma basis, to $35.7 billion, and adjusted earnings per share from continuing operations for the year declined by 5.5 percent, to $2.40 per share. While our strategic areas performed well, overall growth slowed as persistent unemployment and delayed investment on the part of business customers dampened volumes in long-distance and wholesale.

Still, with our stable revenues, strong balance sheet and good fundamentals, we are weathering the economic storm reasonably well and continuing to press forward with our growth agenda.

We made progress on several strategic initiatives to realign our assets around broadband and wireless. Early in 2009 we completed our acquisition of Alltel, making us the largest wireless company in the U.S. as measured by the total number of customers and revenues. We reached an agreement to spin off some rural telephone assets to Frontier, a transaction we expect to complete in the first half of 2010. And in keeping with our belief in high-quality networks, we continued to build an advanced wireless and broadband infrastructure and deliver the innovative products, services and applications that are driving our industry and transforming our society.

Verizon Wireless performed strongly again in 2009. We added 5.9 million customers to end the year with 91.2 million customers, and we earned $62.1 billion in revenues, up 6.1 percent. (These numbers are pro forma adjusted to reflect the Alltel acquisition.) *Consumer Reports* ranked us #1 in customer satisfaction across all the markets they surveyed, a testament to our continued focus on network excellence and customer service.

Data revenues grew 31 percent in 2009 on a pro forma basis and now account for almost 30 percent of service revenues, and with the proliferation of smart phones we have tremendous headroom for growth. Looking ahead, we see wireless data traffic more than doubling every year and mobile connections increasingly being embedded into the physical world, built into everything we touch. Verizon Wireless currently operates the nation's largest and most reliable third-generation wireless data network, and we are moving forward with plans for a nationwide fourth-generation network based on a global standard called LTE, for "Long-Term Evolution." This

In Their Own Words

On financial performance:

"I believe that our results show good operating and financial discipline throughout the business. Our strong focus on managing costs and capital spending allowed us to maximize free cash flow and return cash to shareowners. Our Board's decision to approve a dividend increase for the third consecutive year demonstrates confidence in the strength of our cash flow and balance sheet, as well as our commitment to reward shareowners while continuing to invest for long-term growth."

- John Killian, EVP and CFO – Verizon

On wireless transformation:

"Verizon's fourth-generation (4G) network technology will dramatically enhance wireless data speeds, opening a new world of devices, content and applications that will ride on it. Expect to see mobile video-sharing, conferencing and streaming all in higher definition than is possible today. There will be an explosion of consumer electronics embedded with 4G. Moreover, 4G will have the capacity to enable a whole new wireless grid of machine-to-machine connections. The growth potential is extraordinary."

- Lowell McAdam, EVP and President and CEO – Verizon Wireless


Wireless
Data Revenue
(billions)
$16.0
$10.7
$7.4
07 08 09


Wireless Retail
Service ARPU
$51.57 $51.88 $51.00
07 08 09

new LTE network will be up to 10 times faster and much more cost-efficient than today's wireless technology. Since acquiring prime spectrum for this build-out, we have selected technology partners and conducted extensive tests of LTE in Boston and Seattle. We will begin to offer commercial service later in 2010 and are in a great position to extend our leadership in the next phase of growth in the wireless industry.

We are also priming the innovation pump for the coming explosion of smart devices, multimedia applications and machine-to-machine communications. We started our own innovation lab, opened our network to outside developers, and are working with partners such as Qualcomm, Skype and Google to create new devices, applications and services, and we have joined with China Mobile, Softbank Japan and Vodafone to create a Joint Innovation Laboratory to foster application development worldwide. We expanded our portfolio of smart phones and devices, one of which – the Motorola Droid smart phone, based on Google's Android operating system – topped *Time*'s list of the best new gadgets of 2009.

In broadband, the Internet is evolving from a text-based to a visual medium. We expect video will grow from about half of Internet traffic today to as much as 75 percent over the next five years. In anticipation of this trend, Verizon has spent several years redefining our consumer telecom business around broadband and video by deploying an all-fiber network called FiOS that takes high-capacity fiber all the way to customers' homes – giving us the optimal platform for delivering the high-definition, interactive digital experiences that customers have been waiting for.

Five years into this project, we now pass 15.4 million homes with this intelligent, ultra-broadband network – including major markets such as New York, Washington, D.C., Philadelphia and Pittsburgh – and we're well on our way to our target of about 17 million. FiOS revenues grew 56.5 percent to $5.5 billion in 2009, which drove a 1.6 percent growth in consumer revenues – extremely important as the traditional voice business is declining. We ended 2009 with 3.4 million FiOS Internet and 2.9 million FiOS TV customers, and surveys by J.D. Power and PCMag.com consistently rate FiOS as the #1 service in the marketplace.

To further differentiate our fiber platform, we are also introducing a steady stream of new features such as photo-sharing, Facebook, Twitter and Caller ID on the FiOS TV screen and are working with developers to encourage innovation for the home environment. As this ecosystem of applications evolves, Verizon is well positioned to make the fiber-connected smart home a hub for managing every phase of our customers' digital lives – from media and entertainment to energy management to home security, healthcare and more.

Not surprisingly, the economy took a toll on our business revenues in 2009. However, revenues from strategic business services such as Internet Protocol (IP), consulting and managed services

On network superiority:

"Our investment in intelligent network technology will support the growth of the Internet well into the 21st century. The incredible speed and bandwidth in our FiOS and global IP networks uniquely position Verizon to handle the explosion of Internet and video traffic we'll see in the years ahead. The advanced services and solutions we're able to offer on these intelligent networks will enhance lives and empower businesses."

- Fran Shammo, President – Verizon Telecom & Business

On operational efficiency:

"We remain focused on transforming operations and driving process efficiencies to reduce costs, improve service and enable growth. We're using our scale to standardize network, supply chain and major transactional functions to unify the customer experience across our global operations. Last year we expanded our FiOS and global IP networks in key growth markets; reduced our real estate, supply chain and finance operational expenses; and expanded our Environmental Sustainability Project to make our operations even more efficient."

- Virginia Ruesterholz, President – Verizon Services Operations


FiOS Internet Customers (millions)
1.5
2.5
3.4
07
08
09


FiOS TV Customers (millions)
0.9
1.9
2.9
07
08
09

grew by 4.3 percent. We continued to receive high marks for quality and innovation from leading industry analysts such as Forrester, the Yankee Group and Gartner, and had numerous significant customer wins such as the London Stock Exchange, Walmart and JetBlue.

Looking forward, long-term trends in the enterprise space are positive for companies like Verizon that can help business customers use technology to work smarter and adapt to a virtual world. Global Internet traffic is increasing at an annual rate of more than 40 percent. Demand for network-based computing services is on the rise, and global enterprises are increasingly using collaborative technologies such as videoconferencing and social networking to connect their mobile workforces and make their operations more efficient and environmentally friendly.

We continue to expand our capacity to address these markets and be the electronic platform of choice for commerce around the globe. Our IP network reaches 2,700 cities in 159 countries. We operate 200 data centers around the world. We have turned up high-speed undersea cables to link the world's major markets and have deployed a highly secure mesh architecture to provide the reliability and redundancy these networks require. We are upgrading our global backbone networks with the first-ever commercial deployment of 100 gigabit per second speeds – giving us a big head start in handling the explosion of video traffic in the years ahead. We entered the burgeoning cloud computing market with a product called "computing-as-a-service" and enhanced our portfolio of managed services to deliver the complete range of communication, information technology, security and business solutions to business and government customers around the world. We are also putting our decades of network management experience to work by developing our vertical capabilities in high-growth segments like healthcare, smart grids, financial services and security.

To summarize, our 2009 results demonstrated our operational excellence and financial strength. Our challenge is to make our stock price reflect our belief in Verizon's value and relevance in an increasingly network-centric world.

The global economy is experiencing one of the most wrenching periods in memory, and as of this writing we are not sure when employment and growth will return to normal levels. But throughout this difficult period, Verizon has stayed the course, choosing to focus on those things we believe build sustainable, long-term value: maintaining a strong balance sheet and dividend; transforming our networks and product sets around the markets of the future; strengthening our brand and culture; and leveraging a depth of expertise in serving customers that few companies can match.

While we're disappointed with the performance of our stock in 2009, the strength of Verizon remains rock solid.


3-Year Total Return
Verizon
S&P 500
40%
0%
-40%
-80%
4.0%
-16.0%
12/31/06
6/30/07
12/31/07
6/30/08
12/31/08
6/30/09
12/31/09


Verizon Wireline Strategic Services Revenue
(billions)
$5.2
$6.0
$6.3
07
08
09


Capital Expenditures
(billions)
$17.5
$17.2
$17.0
07
08
09

By remaining true to our core strategies and beliefs, we have entered 2010 in a good position to benefit as the economy rebounds. Of course, even as the economy returns to "normal," the larger forces transforming our industry – technology change, competition, globalization and changing customer behaviors – mean we'll never return to an old definition of "normal" again. We know we need to change the way we work to reflect these new realities. That's why we are acting aggressively to reduce our cost structure and improve productivity by reorganizing our wireline business, reducing our force and using our technology and global scale to drive efficiencies throughout our business.

We remain as confident as ever in the underlying value of what we've built, and our investors can be assured that we are taking every action in our power to deliver on that promise and see Verizon's value reflected in our stock.

I would like to make special mention of two Verizon leaders who retired in 2009. From our retired chief financial officer, Doreen Toben, we inherit a record of financial discipline, a strong balance sheet and a passion for execution. Chief Operating Officer Denny Strigl, who retired last December with 41 years of service, is truly one of the legendary figures of our industry. He built Verizon Wireless into one of the most amazing growth companies in this or any industry. His work ethic and high standards inspired generations of Verizon leaders and helped create a culture of performance that is his lasting legacy to our company. All shareowners owe both these extraordinary leaders a debt of thanks.

As always, I am grateful to our Board of Directors for their stewardship and leadership in supporting the investments and strategies required for our long-term success. I also wish to thank our employees for their efforts in a tough year. Once again, they have proven to be a force for good in their communities and express our values in every interaction with customers. Whether it's digging out from historic snowstorms on the East Coast, springing into action with donations of time and money after the earthquake in Haiti or simply doing the work, day in and day out, of maintaining our customers' vital human connections, our employees continue to demonstrate the commitment to a higher purpose that characterizes all great companies.

In fact, if there's a silver lining to the challenging times we're living through, it's that the value of what we do has never been more apparent. In the face of a global recession, economies all over the world are looking for ways to become smarter, more productive and more competitive. The key to a smart economy is smart technology that can transform industries and change society. Our industry is building the smart networks that will be the platform for growth, not just for us but for America and the world – and Verizon is in the very center of this transformation, as we reinvent ourselves around mobility, broadband and global connectivity.

That's why I've never been more convinced about the future of our company.

There's no question in my mind that Verizon is headed in the right direction. The challenge for us in 2010 is to run faster. You can be assured that everyone at Verizon is approaching that challenge with confidence in what we do, pride in our accomplishments and a determination to extend the record of excellence we have built in the first decade of the 21st century into the next.

Ivan

Ivan Seidenberg
Chairman and Chief Executive Officer

The Nation's Largest and Most Reliable 3G Network

Today's smart wireless devices are the glue holding our texting and twittering society together; they're essential tools for video and multimedia applications like social networking, photo sharing, music streaming and location-based services. Across the wireless industry, sales of smart phones are growing by 30 percent a year, and it's estimated they'll account for one of every three handset sales by 2011.

That's why network reliability has never been more important. These highly sophisticated devices require dependable connections, smooth video streaming, uninterrupted downloads and fast file transfers. To provide the best possible customer experience, Verizon invested more than $7 billion last year to add new services and increase the capacity and coverage of our national wireless network. In fact, when you compare Verizon's 3G coverage side-by-side with other carriers, we offer five times more 3G coverage than our closest competitor.

In 2009 we continued to receive rave reviews for our wireless service. For the sixth consecutive year, we led the industry in wireless phone service satisfaction in the prestigious American Customer Satisfaction Index survey. Our Droid smart phone from Motorola was named "Top Gadget of 2009" by *Time* magazine, and *Business Traveler* magazine named Verizon the world's best wireless data service provider in their "Best in Business Travel" Awards. In addition, Verizon had the "Highest Ranked Wireless Customer Service Performance" in a 2010 study by J.D. Power and Associates.[1]

Verizon's wireless network quality also provides device and application developers the opportunity to extend the wireless experience into new dimensions. Through our open development programs, we are working with innovators to bring to market new wireless services and applications, such as in-home sensors that manage energy use and healthcare products that monitor blood pressure or remind you to take your prescriptions. We anticipate the pace of innovation will accelerate even further as we make the move to our 4G wireless technology beginning in 2010.

Our devices, network and service add up to a superior customer experience. Our successful growth has been a result of innovating around new products, services and applications that expand the market and excite customers. We'll continue to grow by doing what we do best: focusing on our customers, providing superior value and innovating to deliver products that are a central part of customers' lives.






verizon

Building the Premier 4G Network

The next great wave of wireless innovation begins with the fourth-generation of wireless technology. 4G will integrate wireless broadband deeper into the lives of our consumers and provide enhanced connectivity between a wide variety of traditional and non-traditional wireless devices. There will be a proliferation of consumer electronics – from cameras and multi-player games, to household appliances and health monitoring devices – all with direct mobile broadband connections.

4G will also embed wireless broadband into the basic functions of business and industry. There will be a surge of wireless devices that communicate with each other – from motion detectors and inventory trackers, to energy monitors and heat sensors – in every home, vehicle, building, shipping container and supermarket shelf. The potential growth of the machine-to-machine market is extraordinary.

Verizon is well positioned to lead our industry into the 4G era. This year we'll begin deploying the nation's first 4G network based on LTE (Long Term Evolution), the emerging global standard for next-generation wireless services. We purchased a large amount of wireless spectrum previously used for analog television broadcasts. This valuable single-frequency spectrum footprint covers the entire lower 48 states plus Hawaii, and will give Verizon customers nationwide bandwidth and coverage, whenever and wherever they need it.

The performance and capabilities of LTE will be unmatched in the marketplace, allowing customers to do things never before possible in a wireless environment. The advantages include faster speeds, lower latency, improved efficiency, better in-building penetration and simplified worldwide roaming – just to name a few. We plan to launch our 4G network in 25 to 30 markets in 2010 and cover virtually our entire current nationwide 3G footprint by the end of 2013.

4G opens a whole new world of connectivity, extending beyond the conventional wireless handset to new and advanced products and solutions, innovative devices, and worldwide capabilities. Verizon's 4G network promises to offer an enhanced experience for our customers and new growth opportunities for our shareowners.

The Nation's Top-Rated Broadband Service

With the dramatic growth of advanced Internet applications and high-definition television programming, consumers have become intense users of bandwidth. In the highly competitive world of broadband, not all services are created equal. Verizon's innovative FiOS Internet and TV services travel on fiber-optic cables all the way to our customers' homes, providing content quality and bandwidth capacity that are unsurpassed. In fact, J.D. Power and Associates ranked Verizon "Highest in Customer Satisfaction Among Residential Television (two years in a row) and High-Speed Internet Service Providers in the East."[2]

FiOS was designed around today's highly interactive digital lifestyle. If you've ever sat in traffic while cars speed by the other way, then you have an idea of how data traffic moves differently in both directions on other broadband networks, where uploading a video takes far longer than downloading it. Because of our unique network design, FiOS Internet gives customers the fastest possible speeds for both downstream and upstream content, meaning they can quickly upload photos and videos to family and friends, experience sharp real-time videoconference connections with co-workers or enjoy online interactive video games without delays. With the introduction of our new symmetrical speeds of up to 35 megabits per second in both directions, Verizon is taking interactive broadband to levels that other providers can't match.

Verizon's FiOS TV service is also delivered over Verizon's all-fiber-optic network, providing industry-leading quality and reliability. Fiber delivers amazingly sharp pictures and sound and has the capacity to transmit a wide array of high-definition programming. The FiOS platform is capable of integrating Internet and TV functions, which has fostered the development of dynamic new on-screen TV widgets that enrich the entertainment experience by bringing Web applications to the TV screen. Verizon's Facebook and Twitter widgets, for example, turn static TV into social TV by letting customers connect with others while watching their favorite shows. FiOS TV's NFL RedZone and ESPN Fantasy Sports widgets convert a living room into a virtual sports center, with instant access to statistics, scores, news and real-time critical plays.

Verizon has built the foundation to provide the advanced broadband services customers will want in the years ahead. As demand grows, our network can be easily upgraded to provide additional capacity. This allows us to plan for innovative services like 3-D video and Ultra High-Definition programming that will require the immense bandwidth of an all-fiber broadband network.


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Creating the Advanced Home Network

A "home network" used to be a computer connected to a printer. Today consumers have dozens of digital devices in their homes, most of which are capable of sharing media in some way. As more devices and applications enter the market, consumers need to be able to access their media at anytime, anywhere and on any device.

This level of interconnectivity makes the home network look more like a corporate network. Just like business customers need to share data throughout their offices, consumers need to move their photos, videos, music and movies between their digital devices. Verizon's FiOS service can simplify consumers' lives by managing the complexity of today's home network and providing system diagnostics from within our network.

FiOS customers can automatically discover connected devices, whether they're wired or wireless, and supervise the communications among them. They can use their TVs to view pictures and videos stored on their computers or access content directly from digital cameras and MP3 players. Verizon's Multi-Room DVR lets a customer use one set top box to record programming and then watch it on up to six other televisions in the home. Our sophisticated network technology also enables the home network to fix itself and allows customers to use self–diagnostic tools to improve performance.

Best of all, FiOS has begun to deliver the long-awaited promise of interactive TV. We started with small Internet applications called widgets that run weather and traffic reports, headline news, even social networking on the TV screen. To encourage more of these services, we're working with Internet and programming leaders to deliver more advanced applications for the biggest, best and most under-utilized screen in the house: the wide-screen high-definition TV.

Going forward, the home network can be used as a platform to deliver and manage applications for home security, energy management, back-up storage, medical monitoring, emergency response services and a host of other practical services.

A Global Solutions and Consulting Partner

Technology has dramatically changed how businesses and governments work. Today, customers, employees, partners and suppliers around the world need access to widespread business information systems. This new business model – which we call the extended enterprise – creates real opportunities for companies to make better decisions, improve customer service and get to market faster.

With one of the world's most connected IP networks, Verizon is a global IT, security and communications solutions partner to businesses and governments. Our broad range of strategic solutions, services and expertise can help companies improve infrastructure and application performance, secure their data and create a collaborative environment that connects their employees and other key stakeholders around the globe.

We serve the world's largest businesses and governments, including 96 percent of the Fortune 1000. We offer the solutions, services and expertise necessary to solve complex business challenges, and our experience helps customers succeed in industries such as education, financial services, energy and utilities, government, healthcare and retail. We offer everything from do-it-yourself to fully-managed solutions, while our global sales consultants are experts at delivering integrated solutions and professional services. We deliver a full range of local and regional customer services – from account management to solution implementation to ongoing service and support management.

The quality and reliability of our global network, product portfolio and customer service have not gone unnoticed. Verizon has been recognized by leading industry analysts and customer surveys, including J.D. Power and Associates, which ranked Verizon "Highest Customer Satisfaction With Large Enterprise Business Phone and Business Data Service Providers."[3]

Our goal is to help companies turn their extended enterprises into unified and adaptive organizations that can respond faster to changing situations, be more productive and efficient and take advantage of growth opportunities as they arrive.










verizon







Moving Up to the Cloud

As more commerce takes place on the global Web, enterprise customers need to connect their mobile workforces, secure their data, manage network traffic, deliver services worldwide and innovate quickly. But they don't necessarily want to become a network company to do it. The solution is to tap into computing capacity and other resources only when their businesses need them. Cloud computing is one way for businesses to become more flexible, achieve greater efficiencies and control costs.

Cloud computing puts business applications, data and storage capacity in the network where they can be accessed on-demand at any time, by anyone in the enterprise, anywhere around the world. Remote computers host and run applications such as e-mail, word processing and data analysis programs, while virtual servers provide additional data storage when needed. These Internet-based services allow companies to be more efficient by reducing their investments in network hardware, business software and employee training.

Verizon is already helping its customers realize the promise of cloud computing. Our "Computing as a Service" solution enables companies to employ only the resources they need, rather than incur the expense of building and managing their own networks. We also offer customers expert consulting services to help them make the transition to this new way of managing the global enterprise.

Cloud computing is transforming the way businesses operate, and the future holds even greater promise. Verizon will deliver a full range of converged IP communications and IT solutions tailored to key industries. This compelling cloud-based "everything-as-a-service" model will be backed by our leading managed and professional services. In this new era of computing, secure total solutions will be available on-demand, giving our business customers increased flexibility and efficiency. Verizon's leadership will help drive growth in this evolving industry for years to come.

The Most Admired Telecommunications Company

Verizon is committed to putting our customers first by providing excellent service and great communications experiences. We're also a responsible corporate citizen, using our broadband and wireless networks to help make lives better. Our hard work and dedication are paying off – in the most recent rankings of the "World's Most Admired Companies" by *Fortune* magazine, Verizon was named #1 in the global telecommunications sector, according to our peers. Our goal is to tap the potential of our employees and our networks to address social issues that are critical to the well-being of the communities we serve.

Network Innovation

Verizon's intelligent broadband networks are powerful engines of growth and innovation that will continue to have a positive impact on many of the issues facing our society. As broadband becomes deeply embedded in the lives of our customers, more Americans will have access to quality education and efficient healthcare. For people with disabilities and physical challenges, broadband enables increased accessibility – for example, our wireless service for the visually impaired converts text into speech. In 2009, *BusinessWeek* ranked Verizon 30th on its list of Most Innovative Companies, citing the high quality of our wireless network, the rollout of our FiOS fiber-optic service and the upcoming launch of our 4G wireless network.

Empowering Employees

Verizon is committed to offering our employees an environment where they can gain new skills and work in an exciting growth industry. We provide progressive health and benefit packages and encourage a balance between work and family life. As a result, Verizon is frequently recognized as a great place to work. *Working Mother* magazine named Verizon one of the "100 Best Companies for Working Mothers" nine years in a row, as well as one of the "Best Companies for Multicultural Women" for the fourth straight year. We've been listed on *DiversityInc*'s "Top 50 Companies for Diversity" for nine consecutive years, and made *Latina Style* magazine's Top 12 in its annual list of the best U.S. companies for Latina employees seven years in a row. In addition, *BusinessWeek* magazine named Verizon to its list of "Best Places to Launch a Career" for the last four years.

Partnering with Communities

Our philanthropic organization, The Verizon Foundation, is committed to fueling positive social change in issues that impact our employees, customers and communities. The Foundation's educational Web site, Thinkfinity.org, provides teachers, parents and students with the best educational resources – at no charge – to enhance teacher effectiveness and student achievement. Our HopeLine program focuses on the prevention of domestic violence by enabling consumers and businesses to donate their cell phones, batteries and accessories, with proceeds going to nearly 350 organizations combating domestic violence. Finally, our employees are deeply dedicated to volunteerism and generously share their talents. Last year they donated over 700,000 hours to local community-based groups across the country and around the world.

Protecting the Environment

Verizon is committed to reducing our impact on the environment by conserving energy, recycling and developing greener products. We're also working to meet the environmental challenges of other industries by helping them develop smart energy grids and smart transportation solutions, and we're enabling our customers to reduce their energy consumption by using innovative broadband applications. As a result, we're the only U.S. telecommunications company included on the Dow Jones Sustainability North America Index, which lists North America's leading companies as measured by governance, social and environmental performance. Verizon's 1.4 million-square-foot operations center in Basking Ridge, N.J., earned the U.S. EPA's prestigious Energy Star rating for placing among the top 25% of the most energy-efficient facilities in the U.S. Forty-six Verizon facilities have earned Energy Star ratings so far. Last year Verizon placed in the top third on *CRO* magazine's "100 Best Corporate Citizens" and was awarded a "Green Choice Award" for recycling and conservation initiatives by *Natural Health* magazine.

To learn more about Verizon's commitment to corporate responsibility, visit us online at verizon.com/responsibility.




Received
MAR 2 2 2010
Washington, DC 20549

Selected Financial Data

(dollars in millions, except per share amounts)

	2009	2008	2007	2006	2005
Results of Operations					
Operating revenues	**$ 107,808**	$ 97,354	$ 93,469	$ 88,182	$ 69,518
Operating income	**14,027**	16,884	15,578	13,373	12,581
Income before discontinued operations, extraordinary item and cumulative effect of accounting change attributable to Verizon	**3,651**	6,428	5,510	5,480	6,027
Per common share – basic	**1.29**	2.26	1.90	1.88	2.18
Per common share – diluted	**1.29**	2.26	1.90	1.88	2.16
Net income attributable to Verizon	**3,651**	6,428	5,521	6,197	7,397
Per common share – basic	**1.29**	2.26	1.91	2.13	2.67
Per common share – diluted	**1.29**	2.26	1.90	2.12	2.65
Cash dividends declared per common share	**1.87**	1.78	1.67	1.62	1.62
Net income attributable to noncontrolling interest	**6,707**	6,155	5,053	4,038	3,001
Financial Position					
Total assets	**$ 227,251**	$ 202,352	$ 186,959	$ 188,804	$ 168,130
Debt maturing within one year	**7,205**	4,993	2,954	7,715	6,688
Long-term debt	**55,051**	46,959	28,203	28,646	31,569
Employee benefit obligations	**32,622**	32,512	29,960	30,779	17,693
Noncontrolling interest	**42,761**	37,199	32,266	28,310	26,411
Equity attributable to Verizon	**41,606**	41,706	50,603	48,562	39,702

- Significant events affecting our historical earnings trends in 2007 through 2009 are described in Management's Discussion and Analysis of Financial Condition and Results of Operations.
- 2006 data includes sales of business, severance, pension and benefit charges, merger integration costs, as well as relocation charges and other items.
- 2005 data includes sales of business, severance, pension and benefit charges, lease impairment and other items.

Stock Performance Graph

Comparison of Five-Year Total Return Among Verizon, S&P 500 Telecommunications Services Index and S&P 500 Stock Index


Verizon
S&P 500 Telecom Services
S&P 500
$160
$140
$120
$100
$80
$60
$40
Dollars
2004
2005
2006
2007
2008
2009

	At December 31,					
Data Points in Dollars	2004	2005	2006	2007	2008	**2009**
Verizon	100.0	77.9	104.8	128.0	104.9	**108.9**
S&P Telecom Services	100.0	94.7	129.3	144.7	100.6	**109.6**
S&P 500	100.0	104.9	121.5	128.1	80.7	**102.1**

The graph compares the cumulative total returns of Verizon, the S&P 500 Telecommunications Services Index, and the S&P 500 Stock Index over a five-year period, adjusted for the spin-off of our local exchange and related business assets in Maine, New Hampshire and Vermont and our domestic yellow pages directories business. It assumes $100 was invested on December 31, 2004, with dividends reinvested.

Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

Verizon Communications Inc. (Verizon, or the Company), is one of the world's leading providers of communications services. Our domestic wireless business, operating as Verizon Wireless, provides wireless voice and data products and services across the United States (U.S.) using one of the most extensive and reliable wireless networks. Our wireline business provides communications products and services, including voice, broadband data and video services, network access, long distance and other communications products and services, and also owns and operates one of the most expansive end-to-end global Internet Protocol (IP) networks. Stressing diversity and commitment to the communities in which we operate, we have a highly diverse workforce of approximately 222,900 employees.

In the sections that follow, we provide information about the important aspects of our operations and investments, both at the consolidated and segment levels, and discuss our results of operations, financial position and sources and uses of cash. In addition, we highlight key trends and uncertainties to the extent practicable. The content and organization of the financial and non-financial data presented in these sections are consistent with information used by our chief operating decision maker for, among other purposes, evaluating performance and allocating resources. We also monitor several key economic indicators as well as the state of the economy in general, primarily in the United States where the majority of our operations are located, in evaluating our operating results and assessing the potential impacts of these trends on our businesses. While most key economic indicators, including gross domestic product, affect our operations to some degree, we historically have noted higher correlations to non-farm employment, personal consumption expenditures and capital spending, as well as more general economic indicators such as inflationary or recessionary trends and housing starts.

Beginning in 2009, we changed the manner in which the Wireline segment reports Operating revenues to align our financial presentation to the continued evolution of the wireline business. Accordingly, there are four revenue-producing lines of business within the Wireline segment: Mass Markets, Global Enterprise, Global Wholesale and Other. Mass Markets includes consumer and small business revenues. Global Enterprise includes retail revenue from enterprise customers, both domestic and international. Global Wholesale includes wholesale revenues, both domestic and international, including switched and special access revenues, local wholesale and wholesale services from our global and IP networks. Other primarily includes operator services, payphone services and revenues from the former MCI mass markets customer base. In providing services to former MCI mass market customers, we principally use other carriers' networks.

On May 13, 2009, we announced plans to spin off a newly formed subsidiary of Verizon (Spinco) to our stockholders. Spinco will hold defined assets and liabilities of the local exchange business and related landline activities of Verizon in Arizona, Idaho, Illinois, Indiana, Michigan, Nevada, North Carolina, Ohio, Oregon, South Carolina, Washington, West Virginia and Wisconsin, and in portions of California bordering Arizona, Nevada and Oregon, including Internet access and long distance services and broadband video provided to designated customers in those areas. Immediately following the spin-off, Spinco plans to merge with Frontier Communications Corporation (Frontier) pursuant to a definitive agreement with Frontier, and Frontier will be the surviving corporation. Consummation of the transactions contemplated in the agreements is subject to customary closing conditions. The merger will result in Frontier acquiring approximately 4 million access lines and certain related businesses from Verizon, which collectively generated annual revenues of approximately $4 billion for Verizon's Wireline segment. The Company does not currently have plans to divest its remaining switched or special access lines.

Our results of operations, financial position and sources and uses of cash in the current and future periods reflect our focus on the following strategic imperatives:

Revenue Growth – To generate revenue growth we are devoting our resources to higher growth markets such as the wireless voice and data markets, the broadband and video markets, and the provision of strategic services to business markets, rather than to the traditional wireline voice market. During 2009, consolidated revenue growth was 10.7% compared to 2008, primarily due to the acquisition of Alltel Corporation (Alltel) in January 2009 and higher revenues in growth markets partially offset by lower revenue in the Wireline segment. We continue developing and marketing innovative product bundles to include local, long distance, wireless, broadband data and video services for consumer and general business retail customers. We anticipate that these efforts will help counter the effects of competition and technology substitution that have resulted in access line losses, and will enable us to continue to grow consolidated revenues.

Market Share Gains – In our wireless business, our goal is to continue to be the market leader in providing wireless voice and data communication services in the U.S. We are focused on providing the highest network reliability and innovative products and services such as Mobile Broadband and our Evolution-Data Optimized (EV-DO) service. We also continue to expand our wireless data, messaging and multi-media offerings for both consumer and business customers. With our acquisition of Alltel, we became the largest wireless provider in the U.S. as measured by the total number of customers and revenues. In our wireline business, our goal is to become the leading broadband provider in every market in which we operate. During 2009, as compared to 2008:

- Domestic Wireless total customers increased 26.6% to 91.2 million as of December 31, 2009, primarily due to the acquisition of Alltel;
- average revenue per customer per month (ARPU) from service revenues decreased by 1.6% to $50.77, primarily due to the inclusion of customers acquired in connection with the acquisition of Alltel; and
- total data ARPU grew by 17.9% to $15.20 due to increased use of Mobile Broadband, e-mail and messaging.

As of December 31, 2009, we passed 15.4 million premises with our high-capacity fiber optics network operated under the FiOS service mark.

During 2009, at Wireline:

- total broadband and video revenues exceeded $6 billion;
- we added 547,000 net wireline broadband connections, including 952,000 net new FiOS Internet subscribers, for a total of 9.2 million connections, including 3.4 million FiOS Internet subscribers; and
- we added approximately 943,000 net new FiOS TV subscribers, for a total of 2.9 million FiOS TV subscribers.

With FiOS, we have created the opportunity to increase revenue per customer as well as improve profitability as the traditional fixed-line telephone business continues to decline due to customer migration to wireless, cable and other newer technologies.

We are also focused on gaining market share in the enterprise business through the deployment of strategic service offerings – including expansion of our VoIP and international Ethernet capabilities, the introduction of video and web-based conferencing capabilities, and enhancements to our virtual private network portfolio. In 2009, revenues from total strategic services grew 4.3% compared to 2008 led by sales of IP data services.

Profitability Improvement – Our goal is to increase operating income and margins. While our wireless, FiOS and IP services offerings continue to positively impact operating results, economic and secular conditions continue to affect parts of our wireline business, which we expect to continue into 2010. Specifically, business customers continue to be adversely affected by the economy, including delaying decision-making regarding spending on information technology and customer premises equipment. The cumulative effect of unemployment is impacting usage volumes, which is pressuring our margins. In addition, higher costs related to severance, pension and benefit charges and merger integration activities also negatively impacted our operating results. However, we remain focused on cost controls with the objective of reducing expenses to offset lower revenue.

Operational Efficiency – While focusing resources on revenue growth and market share gains, we are continually challenging our management team to lower expenses, particularly through technology-assisted productivity improvements, including self-service initiatives. The effect of these and other efforts, such as real estate consolidation and call center routing improvements, has led to changes in our cost structure with a goal of maintaining and improving operating income margins. Through our deployment of the FiOS network, we expect to realize savings annually in our ongoing operating expenses as a result of efficiencies gained from fiber network facilities. As the deployment of the FiOS network continues and installation and automation improvements occur, average costs per home connected have begun to decline. In addition, the integration of Alltel's operations will continue, and we believe that the use of the same technology platform is facilitating the integration of Alltel's operations with ours.

Customer Service – Our goal is to be the leading company in customer service in every market we serve. We view superior product offerings and customer service experiences as a competitive differentiator and a catalyst to growing revenues and gaining market share. We are committed to providing high-quality customer service and continually monitor customer satisfaction in all facets of our business. We believe that we have the most loyal customer base of any wireless service provider in the United States, as measured by customer churn.

Performance-Based Culture – We embrace a culture of accountability, based on individual and team objectives that are performance-based and tied to Verizon's strategic imperatives. Key objectives of our compensation programs are pay-for-performance and the alignment of executives' and shareowners' long-term interests. We also employ a highly diverse workforce, since respect for diversity is an integral part of Verizon's culture and a critical element of our competitive success.

Trends

We expect that competition will continue to intensify with traditional, non-traditional and emerging service providers seeking increased market share. We believe that our networks differentiate us from our competitors, enabling us to provide enhanced communications experiences to our customers. We believe our focus on the fundamentals of running a good business, including operating excellence and financial discipline, gives us the ability to plan and manage through changing economic conditions. We will continue to invest for growth, which we believe is the key to creating value for our shareowners.

Customer and Operating Trends

We expect to achieve revenue and segment operating income growth in our Domestic Wireless segment by continuing to attract and maintain the loyalty of high-quality retail postpaid customers, capitalizing on customer demand for data services, and bringing our customers new ways of using wireless services in their daily lives. We expect that future customer growth may slow as a result of higher wireless market penetration that is driving increased competition for customers within the wireless industry on the basis of price, service quality and data service offerings. We recently launched a simplified pricing structure for both voice and data plans that we believe will drive increased penetration of data bundles as well as attract and retain higher value customers, while keeping our pricing within a reasonable competitive range versus our competitors. Although we have experienced increases in our churn, the rate at which customers disconnect individual lines of service, primarily as a result of economic conditions, we expect that the combination of improvements in economic conditions as well as these recent pricing structure changes will result in higher customer retention. We expect future growth opportunities will become more dependent on expanding both the number and penetration of our wireless data offerings, offering innovative wireless devices for both consumer and business customers, and increasing the number of ways that our customers can connect with our network and services

In recent years, we have experienced continuing access line losses in our Wireline segment as customers have disconnected both primary and secondary lines and switched to alternative technologies, such as wireless, VoIP and cable for voice and data services. We expect to continue to experience access line losses as customers continue to switch to alternate technologies.

Despite this challenging environment, we expect that aspects of our business will continue to grow by providing superior network reliability as we continue to offer innovative product bundles that include high-speed Internet access, digital television and local and long distance voice services and offering more robust IP products and services. Our FiOS TV subscribers grew by 943,000 and 975,000 in 2009 and 2008, respectively, and we achieved penetration rates of 24.5% and 20.8% for 2009 and 2008, respectively. We will continue to focus on cost efficiencies to attempt to offset adverse impacts from unfavorable economic conditions and secular changes.

Operating Revenue

We expect to experience service revenue growth in our Domestic Wireless segment, primarily as a result of data revenue growth driven by increased use of data services such as messaging, e-mail and Internet access. However, during 2009, we began to experience sequential declines in our overall wireless voice revenue, as any increases as a result of new customer additions were offset by lower voice revenues per customer due to factors such as the popularity of bundled plans and an increase in the number of customers on our Family Share Plan as a result of customers seeking to optimize the value they derive from our offerings. We expect that our future service revenue growth will be substantially derived from data revenue growth as we continue to expand our wireless data offerings on our third generation (3G), and starting in 2010, our fourth generation (4G) wireless network and increase our sales and usage of innovative wireless multimedia and smartphone devices, such as the Motorola Droid. We also expect that recently announced changes in our pricing structure will contribute to service revenue growth by increasing data penetration and attracting customers. We believe the economic conditions in 2009 adversely impacted our customers' ability and desire to maintain both wireline and wireless services.

As we continue the rollout of FiOS, we expect it to positively impact our Mass Market revenues and subscriber base, but we expect to continue to experience declining revenues in our Wireline segment primarily due to access line losses as a result of wireless substitution, current economic conditions and the transaction with Frontier described above.

Operating Costs and Expenses
Although our overall operating costs and expenses increased in 2009 as a result of the acquisition of Alltel, we expect to realize further synergies in 2010 as we continue the integration of Alltel's operations. Additionally, complementary technology standards will facilitate the continuing integration of Alltel's network operations, resulting in reduced costs to operate our network. We expect to continue to achieve reduced advertising expense as a result of completing the conversion of the retained Alltel customers to the Verizon Wireless brand, and to eliminate duplicate overhead, facility and headcount expenses. We anticipate that labor costs will decrease in our Wireline segment as a result of headcount reductions which will be partially offset by increased content costs for video in our growth businesses. We also expect earnings will be negatively affected by non-cash pension and retiree benefit costs in 2010.

Capital Expenditures
Our 2010 capital program includes capital to fund the introduction of advanced networks and services, including FiOS and LTE, the continued expansion of our core networks, including our IP and wireless EV-DO networks, integration activities, maintenance and support for our legacy voice networks and other expenditures. During 2009, we continued to develop our wireless LTE network, which we intend to deploy in 25 to 30 markets in 2010 and to cover substantially all of the United States by the end of 2013. The amount and the timing of the Company's capital expenditures within these broad categories can vary significantly as a result of a variety of factors outside our control, including, for example, accelerations or delays in obtaining franchises or material weather events. We are not subject to any agreement that would constrain our ability to control our capital expenditures by requiring material capital expenditures on a designated schedule or upon the occurrence of designated events. Capital expenditures declined in 2009 compared to 2008. We believe that we have sufficient discretion over the amount and timing of our capital expenditures on a company-wide basis that we can reasonably expect to have capital expenditures in the range of $16.8 billion to $17.2 billion in 2010. Additionally, we plan to substantially complete the FiOS deployment program by the end of 2010.

Cash Flow from Operations
We create value for our shareowners by investing the cash flows generated by our business in opportunities and transactions that support our strategic imperatives, thereby increasing customer satisfaction and usage of our products and services. In addition, we use our cash flows to maintain and grow our dividend payout to shareowners. Verizon's Board of Directors increased the Company's quarterly dividend 3.3% during 2009. This is the third consecutive year in which we have raised our dividend, reflecting the strength of our cash flow and balance sheet. Net cash provided by operating activities for the year ended December 31, 2009 of $31.6 billion increased by $4.0 billion from $27.6 billion for the year ended December 31, 2008.

Other
We do not currently expect that legislative efforts relating to climate control will have a material adverse impact on our consolidated financial results or financial condition. We believe there may be opportunities for companies to increase their use of communications services, including those we provide, in order to minimize the environmental impact of their businesses.

CONSOLIDATED RESULTS OF OPERATIONS

In this section, we discuss our overall results of operations and highlight items that are not included in our business segment results. We have two reportable segments, which we operate and manage as strategic business units and organize by products and services. Our segments are Domestic Wireless and Wireline.

This section and the following "Segment Results of Operations" section also highlight and describe those items of a non-recurring or non-operational nature separately to ensure consistency of presentation. In the following section, we review the performance of our two reportable segments. We exclude the effects of certain items that management does not consider in assessing segment performance, primarily because of their non-recurring or non-operational nature as discussed below and in the "Other Consolidated Results" and "Other Items" sections. We believe that this presentation will assist readers in better understanding our results of operations and trends from period to period.

Corporate, eliminations and other includes unallocated corporate expenses, intersegment eliminations recorded in consolidation, the results of other businesses such as our investments in unconsolidated businesses, lease financing, and other adjustments and gains and losses that are not allocated in assessing segment performance due to their non-recurring or non-operational nature. Although such transactions are excluded from the business segment results, they are included in reported consolidated earnings. Gains and losses that are not individually significant are included in all segment results, since these items are included in the chief operating decision maker's assessment of segment performance. Reclassifications of prior period amounts have been made in accordance with the adoption of the accounting standard on noncontrolling interests in the consolidated financial statements and, where appropriate, to reflect comparable operating results for the spin-off of our local exchange and related business assets in Maine, New Hampshire and Vermont which was completed on March 31, 2008.

Consolidated Revenues

(dollars in millions)

Years Ended December 31,	2009	2008	% Change	2008	2007	% Change
Domestic Wireless						
Service revenue	**$ 53,497**	$ 42,635	25.5	$ 42,635	$ 38,016	12.2
Equipment and other	**8,634**	6,697	28.9	6,697	5,866	14.2
Total	**62,131**	49,332	25.9	49,332	43,882	12.4
Wireline						
Mass Markets	**19,755**	19,799	(0.2)	19,799	19,570	1.2
Global Enterprise	**14,988**	15,779	(5.0)	15,779	15,710	0.4
Global Wholesale	**9,637**	10,360	(7.0)	10,360	10,750	(3.6)
Other	**1,700**	2,276	(25.3)	2,276	3,099	(26.6)
Total	**46,080**	48,214	(4.4)	48,214	49,129	(1.9)
Corporate, eliminations and other	**(403)**	(192)	nm	(192)	458	nm
Consolidated Revenues	**$ 107,808**	$ 97,354	10.7	$ 97,354	$ 93,469	4.2

nm – not meaningful

2009 Compared to 2008

Consolidated revenues in 2009 increased by $10,454 million, or 10.7%, compared to the similar period in 2008, primarily due to the inclusion of the operating results of Alltel in our Wireless segment and higher revenues in our growth markets. These revenue increases were partially offset by declines in revenues at our Wireline segment due to switched access line losses and decreased minutes of use (MOUs) in traditional voice products.

Domestic Wireless's revenues in 2009 increased by $12,799 million, or 25.9%, compared to the similar period in 2008, primarily due to the inclusion of the operating results of Alltel and continued growth in service revenue. Service revenue in 2009 increased $10,862 million, compared to the similar period in 2008 primarily as a result of the 13.2 million net new customers, after conforming adjustments, which we acquired in connection with the acquisition of Alltel on January 9, 2009, as well as a 5.9 million, or 8.2%, increase in total customers from sources other than acquisitions. Total data revenue was $16,014 million and accounted for 29.9% of service revenue in 2009, compared to $10,651 million and 25.0%, respectively, during the similar period in 2008 because of increased use of Mobile Broadband, e-mail, and messaging.

Domestic Wireless's equipment and other revenue in 2009 increased by $1,937 million, or 28.9%, compared to the similar period in 2008, primarily due to an increase in gross customer additions as well as an increase in the number of units sold to existing customers upgrading their wireless devices. Other revenues increased primarily due to the inclusion of the operating results of Alltel and an increase in our cost recovery rate.

Wireline's revenues in 2009 decreased by $2,134 million, or 4.4%, compared to the similar period in 2008. Mass Markets revenues in 2009 decreased $44 million, or 0.2%, compared to the similar period in 2008, primarily due to continued decline of local exchange revenues principally as a result of switched access line losses, partially offset by a continued growth in FiOS services. Global Enterprise revenues in 2009 decreased by $791 million, or 5.0%, compared to the similar period in 2008, primarily due to lower long distance and traditional circuit-based data revenues, and lower customer premise equipment combined with the negative effects of movements in foreign exchange rates versus the U.S. dollar. This decrease was offset partially by an increase in IP and security solutions revenues. Global Wholesale revenues in 2009 decreased $723 million, or 7.0%, compared to the similar period in 2008, due to decreased MOUs in traditional voice products and continued rate compression due to competition in the marketplace.

2008 Compared to 2007

Consolidated revenues in 2008 increased by $3,885 million, or 4.2%, compared to 2007. This increase was primarily the result of continued strong growth at Domestic Wireless.

Domestic Wireless's revenues in 2008 increased by $5,450 million, or 12.4%, compared to 2007 due to continued strong growth in service revenue. Service revenues during 2008 increased $4,619 million, or 12.2%, compared to 2007 primarily due to an increase in data revenue and a 6.3 million or 9.7% increase in total customers. Total data revenue was $10,651 million and accounted for 25.0% of service revenue in 2008, compared to $7,386 million and 19.4%, respectively, in 2007, as a result of an increased number of customers using our data services, as well as increased usage of our messaging services and non-messaging services, such as Mobile Broadband, e-mail, data transport and newer location-based data services such as *VZ Navigator*.

Equipment and other revenue in 2008 increased by $831 million, or 14.2%, compared to 2007, primarily as a result of an increase in the number of upgrades for data devices combined with higher average equipment revenue per device for phones, partially offset by lower average equipment revenue per device for data devices sold through our direct channel.

Wireline's revenues in 2008 decreased by $915 million, or 1.9%, compared to 2007, primarily driven by declines in Other and Global Wholesale revenues partially offset by increases in Mass Markets and Global Enterprise revenues.

Global Wholesale revenues during 2008 decreased by $390 million, or 3.6%, compared to 2007, due to declines in switched access revenues in traditional voice products and local wholesale revenues, decreased MOUs in traditional voice products and continued rate compression in the marketplace. This decrease was partially offset by an increase in special access revenues. Mass Markets revenues during 2008 increased $229 million, or 1.2%, compared to 2007, primarily due to continued growth in FiOS services, partially offset by a continued decline of local exchange revenues principally as a result of switched access line losses. Global Enterprise revenues increased $69 million, or 0.4%, during 2008 compared to 2007, primarily due to an increase in IP and security solutions revenues partially offset by lower long distance and traditional circuit-based data revenues, combined with the negative effects of movements in foreign exchange rates versus the U.S. dollar. Other revenue in 2008 decreased $823 million, or 26.6%, compared to the similar period in 2007, primarily due to the discontinuation of non-strategic product lines and reduced business volumes, including former MCI mass markets customer losses.

Consolidated Operating Expenses

(dollars in millions)

Years Ended December 31,	2009	2008	% Change	2008	2007	% Change
Cost of services and sales	$ 44,299	$ 39,007	13.6	$ 39,007	$ 37,547	3.9
Selling, general and administrative expense	32,950	26,898	22.5	26,898	25,967	3.6
Depreciation and amortization expense	16,532	14,565	13.5	14,565	14,377	1.3
Consolidated Operating Expenses	**$ 93,781**	$ 80,470	16.5	$ 80,470	$ 77,891	3.3

2009 Compared to 2008

Cost of Services and Sales

Cost of services and sales includes the following costs directly attributable to a service or product: salaries and wages, benefits, materials and supplies, contracted services, network access and transport costs, wireless equipment costs, customer provisioning costs, computer systems support, costs to support our outsourcing contracts and technical facilities and contributions to the universal service fund. Aggregate customer care costs, which include billing and service provisioning, are allocated between Cost of services and sales and Selling, general and administrative expense.

Consolidated cost of services and sales during 2009 increased by $5,292 million, or 13.6%, compared to 2008, primarily due to higher wireless network costs, including the effects of operating an expanded wireless network as a result of the acquisition of Alltel, and increased costs of equipment. Additionally, we experienced increased costs associated with our growth businesses including higher content and customer acquisition costs. Also contributing to the increase were an increase in the numbers of both data and phone equipment units sold as well as an increase in the average cost per equipment unit. Partially offsetting these increases were reduced roaming costs realized by moving more traffic to our own network as a result of the acquisition of Alltel and declines due in part to lower headcount and productivity improvements at our Wireline segment.

Consolidated cost of services and sales during 2009 included $195 million for merger integration and acquisition costs primarily related to the Alltel acquisition, and $38 million for costs incurred related to preparing the separation of the wireline facilities and operations in the markets to be divested in the transaction with Frontier.

Consolidated cost of services and sales in 2009 and 2008 included $1,444 million and $65 million, respectively, for severance, pension and benefits charges.

Consolidated cost of services and sales in 2008 include $24 million of costs primarily associated with the integration of MCI into our wireline business. Consolidated cost of services and sales expense during 2008 also included $16 million related to the spin-off of local exchange and related business assets in Maine, New Hampshire and Vermont.

Selling, General and Administrative Expense

Selling, general and administrative expense includes salaries and wages and benefits not directly attributable to a service or product, bad debt charges, taxes other than income taxes, advertising and sales commission costs, customer billing, call center and information technology costs, professional service fees and rent and utilities for administrative space.

Consolidated selling, general and administrative expense in 2009 increased by $6,052 million, or 22.5%, compared to 2008. This increase was primarily due to increased wireless salary and benefits as a result of a larger employee base after the acquisition of Alltel and higher sales commission in our indirect channel in Domestic Wireless, partially offset by the impact of cost reduction initiatives in our Wireline segment.

Consolidated selling, general and administrative expense in 2009 included $2,602 million, for severance, pension and benefits charges. Consolidated selling, general and administrative expense in 2009 also included $442 million, primarily for merger integration and acquisition costs related to the acquisition of Alltel, as well as $415 million for costs incurred related to our Wireline cost reduction initiatives and costs to enable the markets to be divested to operate on a stand-alone basis subsequent to the closing of the transaction with Frontier.

Consolidated selling, general and administrative expense in 2008 included $885 million for severance and severance-related costs as well as pension settlement losses. Consolidated selling, general and administrative expense also included $150 million for merger integration costs, primarily related to the former MCI system integration activities and $87 million related to the spin-off of local exchange and related business assets in Maine, New Hampshire and Vermont.

Depreciation and Amortization Expense

Depreciation and amortization expense in 2009 increased by $1,967 million, or 13.5%, compared to 2008. This increase was mainly driven by depreciable property and equipment and finite-lived intangible assets acquired from Alltel which are not being divested, as well as growth in depreciable plant from capital spending partially offset by lower rates of depreciation. Depreciation and amortization expense in 2009 included $317 million of merger integration costs related to the Alltel acquisition.

2008 Compared to 2007

Cost of Services and Sales

Consolidated cost of services and sales in 2008 increased by $1,460 million, or 3.9%, compared to 2007, primarily as a result of higher wireless network costs and wireless equipment costs. The increase was partially offset by the impact of productivity improvement initiatives and lower cost of services and sales driven by a decline in switched access lines in service and wholesale voice connections. The higher wireless network costs in 2008 were primarily caused by increased network usage for voice and data services, increased roaming, increased use of data services and applications and increased payments related to network leases. Cost of wireless equipment increased in 2008 compared to 2007 primarily as a result of an increase in the number of equipment upgrades by customers, combined with an increase in average equipment cost per device as a result of an increase in the sale of higher-cost advanced wireless devices. The increase in cost of services and sales was also impacted by unfavorable foreign exchange rates, higher utility costs and the inclusion of the results of operations of a security services firm acquired on July 1, 2007.

Consolidated cost of services and sales in 2008 and 2007 included $24 million and $32 million, respectively, of costs primarily associated with the integration of MCI into our wireline business. Consolidated cost of services and sales in 2008 also included $16 million related to the spin-off of local exchange and related business assets in Maine, New Hampshire and Vermont and $65 million for severance, pension and benefits charges.

Selling, General and Administrative Expense

Consolidated selling, general and administrative expense in 2008 increased by $931 million, or 3.6%, compared to 2007. The increase resulted from an increase in sales commission expense, bad debt expense and advertising and promotions costs, partially offset by a decrease in salary and benefits related expense and the impact of productivity initiatives.

Consolidated selling, general and administrative expense in 2008 included $885 million for severance, pension and benefits charges, $150 million for merger integration costs, primarily comprised of systems integration activities related to businesses acquired and $87 million related to the spin-off of local exchange and related business assets in Maine, New Hampshire and Vermont.

Consolidated selling, general and administrative expense in 2007 included charges of $772 million for severance and related expenses, $146 million for merger integration costs, primarily comprised of systems integration activities related to businesses acquired and $84 million related to the spin-off of local exchange and related business assets in Maine, New Hampshire and Vermont. In addition, during 2007 we contributed $100 million of the proceeds from the sale of our investment in Telecomunicaciones de Puerto Rico, Inc. (TELPRI) to the Verizon Foundation.

Depreciation and Amortization Expense

Depreciation and amortization expense in 2008 increased by $188 million, or 1.3%, compared to 2007. The increase was primarily driven by growth in depreciable assets.

Other Consolidated Results

Equity in Earnings of Unconsolidated Businesses

(dollars in millions)

Years Ended December 31,	**2009**	2008	% Change	2008	2007	% Change
Vodafone Omnitel	**$ 621**	$ 655	(5.2)	$ 655	$ 597	9.7
Other	**(68)**	(88)	(22.7)	(88)	(12)	nm
Total	**$ 553**	$ 567	(2.5)	$ 567	$ 585	(3.1)

nm – not meaningful

Equity in earnings of unconsolidated businesses in 2009 decreased by $14 million compared to 2008. The decrease was primarily due to higher income tax benefits recorded at Vodafone Omnitel N.V. (Vodafone Omnitel) during 2008. Partially offsetting the decrease were higher earnings at Vodafone Omnitel as well as the devaluation of the Euro versus the U.S. dollar.

Equity in earnings of unconsolidated businesses in 2008 decreased by $18 million compared to 2007. The decrease was primarily driven by the gain on the sale of an international investment in 2007, partially offset by higher earnings at Vodafone Omnitel in 2008.

Other Income and (Expense), Net

(dollars in millions)

Years Ended December 31,	**2009**	2008	% Change	2008	2007	% Change
Interest income	**$ 75**	$ 362	(79.3)	$ 362	$ 168	nm
Foreign exchange gains (losses), net	**–**	(46)	(100.0)	(46)	14	nm
Other, net	**15**	(34)	nm	(34)	29	nm
Total	**$ 90**	$ 282	(68.1)	$ 282	$ 211	33.6

nm – not meaningful

Other income and (expense), net in 2009 decreased by $192 million compared to 2008. The decrease was primarily driven by lower interest income, in part due to lower invested balances in the current year. The $4.8 billion investment in Alltel debt obligations acquired in 2008 was eliminated in consolidation beginning in January 2009, subsequent to the close of the Alltel transaction.

Other income and (expense), net in 2008 increased by $71 million compared to 2007. The increase was primarily attributable to higher interest income, primarily from our investment in Alltel's debt obligations. Partially offsetting the increase were foreign exchange losses at our international wireline operations and an impairment charge of $48 million recorded during the fourth quarter of 2008 related to an other-than-temporary decline in fair value of our investments in certain marketable securities.

Interest Expense

						(dollars in millions)
Years Ended December 31,	**2009**	2008	% Change	2008	2007	% Change
Total interest costs on debt balances	**$ 4,029**	$ 2,566	57.0	$ 2,566	$ 2,258	13.6
Less capitalized interest costs	**927**	747	24.1	747	429	74.1
Total	**$ 3,102**	$ 1,819	70.5	$ 1,819	$ 1,829	(0.5)
Average debt outstanding	**$ 64,039**	$ 41,064		$ 41,064	$ 32,964	
Effective interest rate	**6.29%**	6.25%		6.25%	6.85%	

Total interest costs on debt balances in 2009 increased by $1,463 million compared to 2008, primarily due to the $23 billion increase in the average debt levels. The increase in average debt outstanding compared to 2008 was primarily driven by borrowings to finance the acquisition of Alltel. The increase in capitalized interest costs during 2009 primarily related to capitalization of interest on wireless licenses under development for commercial service primarily as a result of the spectrum acquired in the 700 MHz auction (see "Consolidated Financial Condition").

Total interest costs on debt balances in 2008 increased by $308 million, compared to 2007, due to an increase in the average debt level, partially offset by lower interest rates compared to 2007. Interest expense in 2008 decreased $10 million compared to 2007 primarily due to higher capitalized interest costs. The increase in capitalized interest costs was related to the development of wireless licenses. The increase in average debt outstanding was primarily driven by the issuance of $8,000 million of fixed rate notes with varying maturities, in the first half of 2008, and to a lesser extent, the Verizon Wireless borrowings during the second half of 2008 (see "Consolidated Financial Condition").

Provision for Income Taxes

						(dollars in millions)
Years Ended December 31,	**2009**	2008	% Change	2008	2007	% Change
Provision for income taxes	**$ 1,210**	$ 3,331	(63.7)	$ 3,331	$ 3,982	(16.3)
Effective income tax rate	**10.5%**	20.9%		20.9%	27.4%	

The effective income tax rate is calculated by dividing the provision for income taxes by income before the provision for income taxes. Our effective tax rate is significantly lower than the statutory federal income tax rate for all years presented due to the inclusion of income attributable to Vodafone Group Plc.'s (Vodafone) noncontrolling interest in the Verizon Wireless partnership within our Income before the provision for income taxes.

The effective income tax rate in 2009 decreased to 10.5% from 20.9% in 2008. The decrease was primarily driven by higher earnings attributable to the noncontrolling interest.

The state and local income tax rate in 2009 was lower than 2008 due to reductions in unrecognized tax benefits after statutes of limitations in multiple jurisdictions lapsed and the impact of earnings attributable to the noncontrolling interest.

The effective income tax rate in 2008 decreased to 20.9% from 27.4% in 2007. The decrease was primarily due to recording $610 million of foreign and domestic taxes and expenses in 2007 relating to our share of Vodafone Omnitel's distributable earnings. This expense, which increased the effective tax rate by 3.9 percentage points in 2007 compared to 2008, was primarily comprised of $300 million of Italian withholding taxes and $260 million of U.S. federal income taxes. Verizon received net distributions from Vodafone Omnitel in April 2008 and December 2007 of approximately $670 million and $2,100 million, respectively.

The state and local income tax rate in 2008 was higher than 2007 primarily due to an increase in earnings at Verizon Wireless apportioned to states with higher state income tax rates than the remainder of the Company's operations. This increase was partially offset by lower expenses recorded for unrecognized tax benefits in 2008 compared to 2007.

A reconciliation of the statutory federal income tax rate to the effective income tax rate for each period is included in Note 13 to the consolidated financial statements.

The Company projects its 2010 effective tax rate to be in the range of 18% to 20% excluding the impact of integration and similar costs incurred in connection with the Alltel acquisition, divestiture of Alltel overlapping properties, and divestiture of access lines. As a global commercial enterprise, it is difficult to forecast the Company's full-year effective tax rate with any further precision due to the numerous factors that could occur and impact the rate. Examples of these factors include possible changes in federal, state and foreign income tax laws or rates, developments with respect to open tax years and income tax audits requiring adjustments to unrecognized tax benefits, acquisitions and dispositions, and changes in operating results that would require increases or decreases to valuation allowances. For 2010, excluding earnings attributable to the noncontrolling interest in Verizon Wireless would result in a projected effective tax rate of 33% to 35% attributable to Verizon.

Discontinued Operations

On March 30, 2007, after receiving Federal Communications Commission (FCC) approval, we completed the sale of our 52% interest in TELPRI and received gross proceeds of approximately $980 million. The sale resulted in a pretax gain of $120 million ($70 million after-tax, or $.02 per diluted share). Additionally, $100 million of the proceeds were contributed to the Verizon Foundation.

We have classified the financial information of TELPRI as discontinued operations in the consolidated financial statements for all periods presented through the date of the divestiture.

Extraordinary Item

In January 2007, the Bolivarian Republic of Venezuela (the Republic) declared its intent to nationalize certain companies, including CANTV. On February 12, 2007, we entered into a Memorandum of Understanding (MOU) with the Republic, which provided that the Republic offer to purchase all of the equity securities of CANTV, including our 28.5% interest, through public tender offers in Venezuela and the United States.

Under the terms of the MOU, the prices in the tender offers would be adjusted downward to reflect any dividends declared and paid subsequent to February 12, 2007. During 2007, the tender offers were completed and Verizon received an aggregate amount of approximately $572 million, which included $476 million from the tender offers as well as $96 million of dividends declared and paid subsequent to the MOU. During 2007, based upon our investment balance in CANTV, we recorded an extraordinary loss of $131 million, including taxes of $38 million, or $.05 per diluted share.

Net Income Attributable to Noncontrolling Interest

(dollars in millions)

Years Ended December 31,	2009	2008	% Change	2008	2007	% Change
Net income attributable to noncontrolling interest	**$ 6,707**	$ 6,155	9.0	$ 6,155	$ 5,053	21.8

The increase in Net income attributable to noncontrolling interest in 2009 compared to 2008, and in 2008 compared to 2007, was due to the higher earnings in our Domestic Wireless segment, which has a 45% noncontrolling interest attributable to Vodafone.

SEGMENT RESULTS OF OPERATIONS

We have two reportable segments, Domestic Wireless and Wireline, which we operate and manage as strategic business units and organize by products and services. We measure and evaluate our reportable segments based on segment operating income. The use of segment operating income is consistent with the chief operating decision maker's assessment of segment performance. You can find additional information about our segments in Note 14 to the consolidated financial statements.

Domestic Wireless

Our Domestic Wireless segment, which includes the operations of Alltel subsequent to the completion of the acquisition, provides wireless voice and data services and equipment sales across the U.S. This segment primarily represents the operations of the Verizon joint venture with Vodafone, operating as Verizon Wireless. We own a 55% interest in the joint venture and Vodafone owns the remaining 45%. All financial results included in the tables below reflect the consolidated results of Verizon Wireless.

Operating Revenue and Selected Operating Statistics

(dollars in millions, except ARPU)

Years Ended December 31,	2009	2008	% Change	2008	2007	% Change
Service revenue	**$ 53,497**	$ 42,635	25.5	$ 42,635	$ 38,016	12.2
Equipment and other	**8,634**	6,697	28.9	6,697	5,866	14.2
Total Operating Revenue	**$ 62,131**	$ 49,332	25.9	$ 49,332	$ 43,882	12.4
Total customers ('000)	**91,249**	72,056	26.6	72,056	65,707	9.7
Retail customers ('000)	**87,523**	70,021	25.0	70,021	63,735	9.9
Total customer net additions (including acquisitions and adjustments) ('000)	**19,193**	6,349	nm	6,349	6,655	(4.6)
Retail customer net additions (including acquisitions and adjustments) ('000)	**17,502**	6,286	nm	6,286	6,923	(9.2)
Total churn rate	**1.44%**	1.25%	15.2	1.25%	1.21%	3.3
Retail postpaid churn rate	**1.09%**	0.96%	13.5	0.96%	0.91%	5.5
Service ARPU	**$ 50.77**	$ 51.59	(1.6)	$ 51.59	$ 50.96	1.2
Retail service ARPU	**51.00**	51.88	(1.7)	51.88	51.57	0.6
Total data ARPU	**15.20**	12.89	17.9	12.89	9.90	30.2

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Domestic Wireless's total operating revenue during 2009 increased by $12,799 million, or 25.9%, compared to 2008, primarily due to the inclusion of the operating results of Alltel, as well as growth in our service revenue from sources other than the acquisition of Alltel.

Service revenue

Service revenue in 2009 increased by $10,862 million, or 25.5%, compared to 2008, primarily due to the inclusion of service revenue as a result of the 13.2 million net new customers, after conforming adjustments, which we acquired in connection with the acquisition of Alltel. Since January 1, 2009, service revenue also increased as a result of a 5.9 million, or 8.2%, increase in total customers from sources other than customer acquisitions, as well as continued growth from data services.

Excluding retail customer acquisitions, Domestic Wireless added 4.6 million net retail customers during 2009, compared to approximately 5.8 million in 2008. The decline in net retail customer additions for 2009 was due to an increase in churn, compared to 2008, partially offset by an increase in gross customer additions due to the expansion of our sales and distribution channels as a result of the acquisition of Alltel. Excluding customer acquisitions, Domestic Wireless added approximately 5.9 million net total customers in 2009, compared to approximately 5.8 million in 2008. The increase in net total customer additions for 2009 was due to an increase in gross customer additions from our reseller channels, primarily during the fourth quarter of 2009, partially offset by the above mentioned changes in net retail customer additions. The increases in our total and retail postpaid churn rates were primarily a result of increased disconnections of Mobile Broadband service and business share lines, which we believe are primarily attributable to current economic conditions.

Total data revenue was $16,014 million and accounted for 29.9% of service revenue in 2009, compared to $10,651 million and 25.0%, respectively, in 2008. Total data revenue continues to increase as a result of increased use of Mobile Broadband, e-mail and messaging. We expect that data revenue will continue to increase as a result of recent strong sales of 3G smartphone devices and continued introductions of new data-capable 3G smartphone and multimedia devices.

The declines in service ARPU and retail service ARPU were due to the inclusion of customers acquired in connection with the acquisition of Alltel, as well as continued reductions in voice ARPU, partially offset by an increase in total data ARPU. Total voice ARPU declined $3.13, or 8.1%, in 2009, compared to 2008, due to the on-going impact of bundled plans and increases in the proportion of customers on our Family Share plans as customers seek to optimize the value of our offerings. Total data ARPU increased by $2.31, or 17.9%, in 2009, compared to 2008, as a result of the increased usage of our data services.

Domestic Wireless's total operating revenue increased by $5,450 million, or 12.4%, in 2008 compared to 2007, primarily due to continued strong growth in service revenue. Service revenue during 2008 increased by $4,619 million, or 12.2%, compared to 2007, primarily caused by an increase in data revenue in 2008 compared to 2007, and a 6.3 million or 9.7% increase in total customers in 2008.

Excluding retail customer acquisitions, Domestic Wireless added approximately 5.8 million net retail customers during 2008, compared to approximately 6.9 million during 2007. On the same basis, Domestic Wireless added approximately 5.8 million net total customers during 2008, compared to approximately 6.6 million during 2007. The declines in both net retail customer additions and net total customer additions in 2008 compared to 2007 were due to an increase in our churn, partially offset by a slight increase in gross customer additions. The increases in both total and retail postpaid churn rates were primarily a result of customer-favorable policy changes which removed barriers to early contract termination and an increase in the rate of disconnections for our Mobile Broadband service.

Total data revenue was $10,651 million and accounted for 25.0% of service revenue in 2008, compared to $7,386 million and 19.4%, respectively, in 2007 as a result of the continued increase in the number of customers using our data services, as well as increased usage of our messaging services and non-messaging services, such as Mobile Broadband, e-mail, data transport and newer location-based data services such as *VZ Navigator*.

The increases in service ARPU and retail service ARPU in 2008 compared to 2007 were primarily due to an increase of 30.2% in total data ARPU as a result of the increased usage of our data services, partially offset by continued dilution of voice ARPU.

Customer acquisitions during 2008 included approximately 650,000 net total customer additions, after conforming adjustments, acquired from Rural Cellular Corporation (Rural Cellular). As a result of an exchange with AT&T consummated on December 22, 2008, Domestic Wireless transferred a net of approximately 122,000 total customers.

Equipment and Other Revenue

Equipment and other revenue in 2009 increased by $1,937 million, or 28.9%, compared to 2008 primarily due to an increase in the number of both data and phone equipment units sold, partially offset by a decrease in the average revenue per unit. The increase in the number of equipment units sold was a result of both the increase in gross customer additions as well as an increase in the number of units sold to existing customers upgrading their wireless devices. Other revenues increased primarily due to the inclusion of the operating results of Alltel and an increase in our cost recovery rate.

Equipment and other revenue in 2008 increased by $831 million, or 14.2%, compared to 2007, primarily as a result of an increase in the number of upgrades for data devices combined with higher average equipment revenue per device for phone devices, partially offset by lower average equipment revenue per device for data devices sold through our direct channel, in part driven by promotions during 2008. Other revenue also increased because of increased cost recovery surcharges and regulatory fees, as a result of the increase in customer base combined with an increase in our cost recovery rate.

Operating Expenses

(dollars in millions)

Years Ended December 31,	2009	2008	% Change	2008	2007	% Change
Cost of services and sales	$ 19,749	$ 15,660	26.1	$ 15,660	$ 13,456	16.4
Selling, general and administrative expense	17,847	14,273	25.0	14,273	13,477	5.9
Depreciation and amortization expense	7,030	5,405	30.1	5,405	5,154	4.9
Total Operating Expenses	**$ 44,626**	$ 35,338	26.3	$ 35,338	$ 32,087	10.1

Cost of Services and Sales

Cost of services and sales includes costs to operate the wireless network as well as the cost of roaming and long distance, the cost of data services and applications and the cost of equipment sales. Cost of services and sales in 2009 increased by $4,089 million, or 26.1%, compared to 2008. The increase was primarily due to higher wireless network costs, including the effects of operating an expanded wireless network as a result of the acquisition of Alltel. This increase includes network usage for voice and data services, use of data services and applications such as e-mail and messaging provided by third party vendors, operating lease expense related to a larger number of cell sites, as well as salary and benefits as a result of an increase in network-related headcount. These increases were partially offset by a decrease in roaming costs that was realized primarily by moving more traffic to our own network as a result of the acquisition of Alltel. Cost of equipment increased by $2,382 million or 24.5% compared to 2008, primarily due to the increase in the number of both data and phone equipment units sold as well as an increase in the average cost per equipment unit.

Cost of services and sales in 2008 increased by $2,204 million, or 16.4%, compared to 2007 primarily due to higher wireless network costs as a result of increased network usage for voice and data services, increased use of data services and applications, such as messaging, e-mail and *VZ Navigator*, increased data roaming as well as increased payments related to network-related leases as a result of an increase in the number of leased cell sites. Cost of equipment increased by $1,543 million or 18.9%, in 2008 compared to 2007, primarily attributable to an increase in the number of equipment upgrades by customers combined with an increase in average equipment cost per device as a result of an increase in the sale of higher-cost advanced wireless devices.

Selling, General and Administrative Expense

Selling, general and administrative expense in 2009 increased by $3,574 million, or 25.0%, compared to 2008. This increase was primarily due to a $1,052 million increase in salary and benefits as a result of a larger employee base after the acquisition of Alltel, as well as a $997 million increase in sales commission expense, primarily in our indirect channel as a result of increases in both equipment upgrades leading to contract renewals and gross customer additions, as well as an increase in the average commission per unit. We also experienced increases in other selling, general and administrative expenses primarily as a result of supporting a larger customer base as a result of our acquisition of Alltel.

Selling, general and administrative expense in 2008 increased by $796 million, or 5.9%, compared to 2007 primarily caused by an increase in sales commission expense of $302 million, primarily from an increase in equipment upgrades in our indirect channel, as well as higher advertising and promotion expense, bad debt expense and regulatory fees. The increases in selling, general and administrative expense were partially offset by a decrease in salary and benefits related expense.

Depreciation and Amortization Expense

Depreciation and amortization expense in 2009 increased by $1,625 million, or 30.1%, compared to 2008 primarily driven by depreciable property and equipment and finite-lived intangible assets acquired from Alltel which are not being divested, including its customer lists, as well as growth in depreciable assets during 2009.

Depreciation and amortization expense increased by $251 million, or 4.9%, in 2008 compared to 2007, primarily caused by an increase in depreciable assets.

Operating Income

(dollars in millions)

Years Ended December 31,	2009	2008	% Change	2008	2007	% Change
Operating Income	**$ 17,505**	$ 13,994	25.1	$ 13,994	$ 11,795	18.6

Operating income in 2009 increased by $3,511 or 25.1%, compared to 2008 and increased by $2,199 million, or 18.6%, in 2008 compared to 2007, as a result of the impact of factors described in connection with operating revenue and operating expenses above.

Non-recurring or non-operational items not included in Domestic Wireless's operating income totaled $954 million in 2009 for merger integration and acquisition costs primarily related to the acquisition of Alltel.

Wireline

The Wireline segment provides customers with communication products and services, including voice, broadband video and data, network access, long distance, and other services, to residential and small business customers and carriers, as well as next-generation IP network services and communications solutions to medium and large businesses and government customers globally.

The results of operations presented below exclude the local exchange and related business assets in Maine, New Hampshire and Vermont that were spun-off on March 31, 2008.

Operating Revenues and Selected Operating Statistics

(dollars in millions)

Years Ended December 31,	2009	2008	% Change	2008	2007	% Change
Mass Markets	**$ 19,755**	$ 19,799	(0.2)	$ 19,799	$ 19,570	1.2
Global Enterprise	**14,988**	15,779	(5.0)	15,779	15,710	0.4
Global Wholesale	**9,637**	10,360	(7.0)	10,360	10,750	(3.6)
Other	**1,700**	2,276	(25.3)	2,276	3,099	(26.6)
Total Operating Revenues	**$ 46,080**	$ 48,214	(4.4)	$ 48,214	$ 49,129	(1.9)
Switched access lines in service ('000)	**32,561**	36,161	(10.0)	36,161	39,883	(9.3)
Broadband connections ('000)	**9,220**	8,673	6.3	8,673	8,013	8.2
FiOS Internet subscribers ('000)	**3,433**	2,481	38.4	2,481	1,525	62.7
FiOS TV subscribers ('000)	**2,861**	1,918	49.2	1,918	943	103.4

Mass Markets

Mass Markets revenue includes local exchange (basic service and end-user access), long distance (including regional toll), broadband services (including high-speed Internet and FiOS Internet) and FiOS TV services for residential and small business subscribers.

Mass Markets revenue during 2009 decreased by $44 million, or 0.2%, compared to 2008. The decrease was primarily driven by a decline in local exchange revenues principally due to a 10.0% decline in switched access lines as of December 31, 2009 compared to December 31, 2008, primarily as a result of competition and technology substitution. The majority of the decrease was sustained in the residential retail market, which experienced an 11.0% access line loss primarily due to substituting traditional landline services with wireless, VoIP, broadband and cable services. Also contributing to the decrease was a decline of nearly 7.0% in small business retail access lines, primarily reflecting economic conditions, competition and a shift to both IP and high-speed circuits. Partially offsetting these decreases was the expansion of FiOS services (Voice, Internet and TV).

As we continue to expand the number of premises eligible to order FiOS services and extend our sales and marketing efforts to attract new FiOS subscribers, we have continued to grow our subscriber base and consistently improved penetration rates within our FiOS service areas. Our bundled pricing strategy allows us to provide competitive offerings to our customers and potential customers. Consequently, we added 547,000 net new broadband connections, including 952,000 net new FiOS Internet subscribers in 2009. In addition, we added 943,000 net new FiOS TV subscribers in 2009, for a total of 2,861,000 at December 31, 2009. As of December 31, 2009, we achieved penetration rates of 28.1% and 24.5% for FiOS Internet and FiOS TV, respectively, compared to penetration rates of 24.9% and 20.8% for FiOS Internet and FiOS TV, respectively, at December 31, 2008.

Our Mass Markets revenue in 2008 increased by $229 million, or 1.2%, compared to 2007. This increase was primarily driven by continued expansion of consumer and business FiOS services (Voice, Internet and TV), which are typically sold in bundles, partially offset by lower demand and usage of our basic local exchange and accompanying services, attributable to consumer subscriber line losses driven by competition and technology substitution, including wireless and VoIP.

We added 660,000 net new broadband connections, including 956,000 net new FiOS Internet connections, in 2008. We ended 2008 with 8,673,000 net broadband connections, including 2,481,000 net FiOS Internet subscribers, representing an 8.2% increase in total broadband connections compared to 8,013,000 connections at December 31, 2007. In addition, we added approximately 975,000 net new FiOS TV subscribers in 2008 and ended the year with a total of 1,918,000, an increase of approximately 103.4%. As of December 31, 2008, for FiOS Internet and FiOS TV, we achieved penetration rates of 24.9% and 20.8%, respectively, across all markets where we have been selling these services.

Declines in switched access lines in service of 10.0% in 2009 and 9.3% in 2008 were mainly driven by the effects of competition and technology substitution. Residential retail access lines declined as customers substituted wireless, VoIP, broadband and cable services for traditional voice landline services. At the same time, small business retail access lines declined primarily reflecting competition and a shift to high-speed access lines.

Global Enterprise

Global Enterprise offers voice, data and Internet communications services to medium and large business customers, multi-national corporations, and state and federal government customers. In addition to traditional voice and data services, Global Enterprise offers managed and advanced products and solutions including IP services and value-added solutions that make communications more secure, reliable and efficient. Global Enterprise also provides managed network services for customers that outsource all or portions of their communications and information processing operations and data services such as private IP, private line, frame relay and asynchronous transfer mode (ATM) services, both domestically and internationally. In addition, Global Enterprise offers professional services in more than 30 countries supporting a range of solutions including network service, managing a move to IP-based unified communications and providing application performance support.

Global Enterprise revenues during 2009 decreased by $791 million, or 5.0%, compared to 2008. The revenue decline was due to lower long distance and traditional circuit based data revenues and lower customer premises equipment revenue, combined with the negative effect of movements in foreign exchange rates versus the U.S. dollar. The decline in long distance revenue is driven by a 2.2% decline in MOUs compared to 2008, due to continuing global economic conditions and competitive rate pressures, which adversely impact our business customers. Traditional circuit based services such as frame relay, private line and ATM services declined compared to the similar period last year as our customer base continues its migration to next generation IP services. Customer premises equipment revenue decreased approximately 6.0% compared to 2008 reflecting cautious investment decisions in the marketplace in response to the uncertain economic environment. Partially offsetting these declines was an increase of 11.0% in IP and security solutions revenues. Strategic services continues to be Global Enterprise's fastest growing suite of offerings, reflecting a 4.3% increase in revenue for 2009, compared to 2008.

Global Enterprise revenues in 2008 increased by $69 million, or 0.4%, compared to 2007. The revenue increase was due to increases in customer premise equipment revenue and security solutions revenue, partially offset by revenue decline due to certain customers moving traffic off of our network and lower long distance and traditional circuit based data revenues combined with the negative effects of movements in foreign exchange rates versus the U.S. dollar. The IP and service suite of products continue to be Global Enterprise's fastest growing and includes private IP, IP, VPN, Managed Services, Web Hosting and VOIP.

Global Wholesale

Global Wholesale revenues are primarily earned from long distance and other carriers who use our facilities to provide services to their customers. Switched access revenues are generated from fixed and usage-based charges paid by carriers for access to our local network, interexchange wholesale traffic sold in the U.S., as well as internationally destined traffic that originates in the U.S. Special access revenues are generated from carriers that buy dedicated local exchange capacity to support their private networks. Wholesale services also include local wholesale revenues from unbundled network elements and interconnection revenues from competitive local exchange carriers and wireless carriers. A portion of Global Wholesale revenues are generated by a few large telecommunication companies, many of whom compete directly with us.

Global Wholesale revenues during 2009 decreased by $723 million, or 7.0%, compared to 2008, primarily due to decreased MOUs in traditional voice products, and continued rate compression due to competition in the marketplace. Switched access and interexchange wholesale MOUs declined primarily as a result of wireless substitution and access line losses. Wholesale lines declined by 19.7% in 2009 due to the continued impact of competitors deemphasizing their local market initiatives coupled with the impact of technology substitution as well as the continued level of economic pressure, as compared to an 18.8% decline in 2008. Changes in foreign exchange rates resulted in a revenue decline of approximately 1.0% in 2009, compared to 2008. Continuing demand for high-capacity, high-speed digital services was partially offset by lower demand for older, low-speed data products and services. As of December 31, 2009, customer demand, as measured in DS1 and DS3 circuits, for high-capacity and digital data services increased 2.2% compared to an increase of 5.1% in 2008.

Global Wholesale revenues in 2008 decreased by $390 million, or 3.6%, compared to 2007 due to declines in switched access revenues in traditional voice products and local wholesale revenues and continued rate compression in the marketplace, partially offset by increases in special access revenues. Switched MOUs declined in 2008, reflecting the impact of access line losses and wireless substitution. Wholesale lines decreased by 18.8% in 2008 due to the continued impact of competitors deemphasizing their local market initiatives coupled with the impact of technology substitution compared to a 16.1% decline in 2007. Special access revenue growth reflects continuing demand for high-capacity, high-speed digital services, partially offset by lower demand for older, low-speed data products and services. As of December 31, 2008, customer demand, as measured in DS1 and DS3 circuits, for high-capacity and digital data services increased 5.1% compared to an increase of 8.2% in 2007.

The FCC regulates the rates charged to customers for interstate access services. See "Other Factors That May Affect Future Results – Regulatory and Competitive Trends – FCC Regulation" for additional information on FCC rulemaking concerning federal access rates, universal service and certain broadband services.

Other Revenues

Other revenues include such services as local exchange and long distance services from former MCI mass market customers, operator services, pay phone, card services and supply sales, as well as dial around services including 10-10-987, 10-10-220, 1-800-COLLECT and prepaid cards. Revenues from other services during 2009 decreased $576 million, or 25.3%, compared to 2008, mainly due to the discontinuation of non-strategic product lines and reduced business volumes, including former MCI mass market customer losses.

Other revenues decreased by $823 million, or 26.6% in 2008, mainly due to the discontinuation of non-strategic product lines and reduced business volumes.

Operating Expenses

(dollars in millions)

Years Ended December 31,	2009	2008	% Change	2008	2007	% Change
Cost of services and sales	**$ 24,144**	$ 24,274	(0.5)	$ 24,274	$ 24,181	0.4
Selling, general and administrative expense	**10,833**	11,047	(1.9)	11,047	11,527	(4.2)
Depreciation and amortization expense	**9,122**	9,031	1.0	9,031	8,927	1.2
Total Operating Expenses	**$ 44,099**	$ 44,352	(0.6)	$ 44,352	$ 44,635	(0.6)

Cost of Services and Sales

Cost of services and sales includes costs directly attributable to a service or product, including salaries and wages, benefits, materials and supplies, contracted services, network access and transport costs, customer provisioning costs, computer systems support, costs to support our outsourcing contracts and technical facilities, contributions to the universal service fund, and cost of products sold. Aggregate customer care costs, which include billing and service provisioning, are allocated between Cost of services and sales and Selling, general and administrative expense.

Cost of services and sales in 2009 decreased by $130 million, or 0.5%, compared to 2008. The decreases were primarily due to lower costs associated with compensation, installation, repair and maintenance expenses as a result of fewer access lines, lower headcount and productivity improvements. Also contributing to the decreases were lower long distance MOUs and customer premise equipment costs, as well as favorable foreign exchange movements. Partially offsetting these decreases were higher content and customer acquisition costs associated with continued subscriber growth. Our FiOS TV and FiOS Internet cost of acquisition per addition also decreased in 2009, compared to 2008.

Cost of services and sales in 2008 increased by $93 million, or 0.4%, compared to 2007. These increases were primarily due to higher costs associated with our growth businesses, primarily FiOS services, including TV and Internet services, and IP services, partially offset by productivity improvement initiatives, headcount reductions and lower switched access lines in service as well as lower wholesale voice connections. The increase in Cost of services and sales expense was also impacted by unfavorable foreign exchange rate changes, higher utility costs and the inclusion of the results of operations of a security services firm acquired on July 1, 2007.

Selling, General and Administrative Expense

Selling, general and administrative expense includes salaries, wages and benefits not directly attributable to a service or product, bad debt charges, taxes other than income, advertising and sales commission costs, customer billing, call center and information technology costs, professional service fees and rent for administrative space.

Selling, general and administrative expense in 2009 decreased by $214 million, or 1.9%, compared to 2008. The decreases were primarily due to the decline in compensation expense as a result of lower headcount and cost reduction initiatives, as well as favorable foreign exchange movements.

Selling, general and administrative expense in 2008 decreased by $480 million or 4.2%, compared to 2007. This decrease was primarily due to declines in compensation expense, in part driven by headcount reductions, cost reduction initiatives, lower bad debt costs and gains on sales of assets in 2008, partially offset by the inclusion of the results of operations of a security services firm acquired on July 1, 2007.

Depreciation and Amortization Expense

Depreciation and amortization expense in 2009 increased by $91 million, or 1.0%, compared to 2008. The increase was driven by growth in depreciable telephone plant from capital spending, partially offset by lower rates of depreciation as a result of changes in the estimated useful lives of certain asset classes.

Depreciation and amortization expense in 2008 increased by $104 million, or 1.2%, compared to 2007, mainly driven by growth in depreciable telephone plant and non-network software from additional capital spending, partially offset by lower rates of depreciation as a result of changes in the estimated useful lives of certain asset classes.

Operating Income

(dollars in millions)

Years Ended December 31,	2009	2008	% Change	2008	2007	% Change
Operating Income	**$ 1,981**	$ 3,862	(48.7)	$ 3,862	$ 4,494	(14.1)

Operating income in 2009 decreased by $1,881 million or 48.7% compared to 2008, and decreased by $632 million, or 14.1% in 2008 compared to 2007, due to the impact of the factors described in connection with operating revenues and operating expenses described above.

Non-recurring or non-operational charges excluded from Wireline's operating income were as follows:

(dollars in millions)

Years Ended December 31,	2009	2008	2007
Severance, pension and benefit charges	**$ 3,299**	$ 852	$ 699
Access line spin-off and other charges	**51**	34	31
Merger integration costs	–	151	177
Impact of divested operations	–	(44)	(181)
	$ 3,350	$ 993	$ 726

OTHER ITEMS

Severance, Pension and Benefit Charges

During 2009, we recorded net pretax severance, pension and benefits charges of $4,046 million ($2,487 million after-tax, or $.88 per diluted share). Included in the charges were net pretax settlement losses of $1,183 million ($719 million after-tax) related to employees that received lump-sum distributions, primarily resulting from our previous separation plans, as prescribed payment thresholds were reached. Additionally, we recorded net pretax pension and postretirement curtailment losses of $1,810 million ($1,100 million after-tax) as workforce reductions caused the elimination of a significant amount of future service requiring us to recognize a portion of the prior service costs and actuarial losses. These charges also included $1,053 million ($668 million after-tax) for workforce reductions of approximately 17,600 employees, 4,200 of which occurred in late 2009, with the remainder expected to occur in 2010.

During 2008, we recorded net pretax severance, pension and benefits charges of $950 million ($588 million after-tax, or $.21 per diluted share). This charge primarily included $586 million ($363 million after-tax) for workforce reductions in connection with the separation of approximately 8,600 employees and related charges; 3,500 of whom were separated in the second half of 2008 and the remainder in 2009. Also included are net pretax pension settlements losses of $364 million ($225 million after-tax) related to employees that received lump-sum distributions, primarily resulting from our separation plans in which prescribed payment thresholds were reached.

During the fourth quarter of 2007, we recorded net pretax charges of $772 million ($477 million after-tax, or $.16 per diluted share) primarily in connection with workforce reductions of 9,000 employees and related charges, 4,000 of whom were separated in the fourth quarter of 2007 with the remaining reductions occurring in 2008. In addition, we adjusted our actuarial assumptions for severance to align with future expectations.

Merger Integration and Acquisition Costs

During 2009, we recorded pretax charges of $1,211 million ($380 million attributable to Verizon after-tax, or $.13 per diluted share), for merger integration activities primarily related to the Alltel acquisition including trade name amortization, re-branding initiatives and handset conversion costs. Additionally, the 2009 charges also included transaction fees and costs associated with the acquisition, including fees related to the credit facility that was entered into and utilized to complete the acquisition.

In 2008 and 2007, we recorded pretax charges of $174 million ($107 million attributable to Verizon after-tax, or $.03 per diluted share) and $178 million ($112 million after-tax, or $.04 per diluted share), respectively, primarily comprised of systems integration activities and other costs related to re-branding initiatives, facility exit costs and advertising associated with the MCI acquisition.

Access Lines Spin-off and Other Charges

During 2009, we recorded pretax charges of $453 million ($287 million after-tax, or $.10 per diluted share) for costs incurred related to our Wireline cost reduction initiatives, as well as network, non-network software and other activities to enable the markets to be divested to operate on a stand-alone basis subsequent to the closing of the transaction with Frontier, and professional advisory and legal fees in connection with this transaction.

In 2008 and 2007, we recorded pretax charges of $103 million ($81 million after-tax, or $.03 per diluted share) and $84 million ($80 million after-tax, or $.03 per diluted share), respectively, for costs incurred related to network, non-network software, and other activities to enable the operations in Maine, New Hampshire and Vermont to operate on a stand-alone basis subsequent to the spin-off of our telephone access line operations in those states, and professional advisory and legal fees in connection with this transaction.

Investment Impairment Charges

During 2008, we recorded a pretax charge of $48 million ($31 million after-tax, or $.01 per diluted share) related to an other-than-temporary decline in the fair value of our investments in certain marketable securities.

International Taxes

In December 2007, Verizon received a net distribution from Vodafone Omnitel of approximately $2,100 million and received an additional $670 million net distribution in April 2008. During 2007, we recorded $610 million ($.21 per diluted share) of foreign and domestic taxes and expenses specifically relating to our share of Vodafone Omnitel's distributable earnings.

CONSOLIDATED FINANCIAL CONDITION

Years Ended December 31,	2009	2008	2007
		(dollars in millions)	
Cash Flows Provided By (Used In)			
Operating Activities:			
Continuing Operations	**$ 31,565**	$ 27,557	$ 27,409
Discontinued Operations	**–**	–	(570)
Investing Activities:			
Continuing Operations	**(23,331)**	(31,579)	(16,865)
Discontinued Operations	**–**	–	757
Financing Activities:			
Continuing Operations	**(16,007)**	12,651	(12,797)
Discontinued Operations	**–**	–	–
Increase (Decrease) In Cash and Cash Equivalents	**$ (7,773)**	$ 8,629	$ (2,066)

We use the net cash generated from our operations to fund network expansion and modernization, repay external financing, pay dividends, repurchase Verizon common stock from time to time and invest in new businesses. While our current liabilities typically exceed current assets, our sources of funds, primarily from operations and, to the extent necessary, from external financing arrangements, are sufficient to meet ongoing operating and investing requirements. We expect that our capital spending requirements will continue to be financed primarily through internally generated funds. Debt or equity financing may be needed to fund additional development activities or to maintain our capital structure to ensure our financial flexibility.

We manage our capital structure to balance our cost of capital and the need for financial flexibility. The mix of debt and equity is intended to allow us to maintain ratings in the "A" category from the primary rating agencies. Although conditions in the credit markets during recent years did not have a significant impact on our ability to obtain financing, such conditions, along with our need to finance acquisitions and our purchase of licenses acquired in the 700 MHz auction, resulted in higher fixed interest rates on borrowings than those we have paid in recent years. We believe that we will continue to have the necessary access to capital markets.

Our available external financing arrangements include the issuance of commercial paper, credit available under credit facilities and other bank lines of credit, vendor financing arrangements, issuances of registered debt or equity securities and privately-placed capital market securities. We currently have a shelf registration available for the issuance of up to $4.0 billion of additional unsecured debt or equity securities. We also issue short-term debt through an active commercial paper program and have a $5.3 billion credit facility to support such commercial paper issuances.

Cash Flows Provided By (Used In) Operating Activities

Our primary source of funds continues to be cash generated from operations. Net cash provided by operating activities – continuing operations in 2009 increased by $4.0 billion, compared to the similar period in 2008, primarily driven by higher operating cash flows at Domestic Wireless primarily due to the acquisition of Alltel, as well as net distributions from Vodafone Omnitel. Partially offsetting the increase in net cash provided by operating activities were payments totaling $0.5 billion to settle the acquired Alltel interest rate swaps.

Net cash provided by operating activities – continuing operations in 2008 increased $0.1 billion, compared to 2007, primarily due to higher earnings, partially offset by lower dividends received from Vodafone Omnitel. The net changes in cash flow from operating activities – discontinued operations were primarily due to income taxes paid in 2007 related to the disposition of Verizon Dominicana as well as the disposal of the discontinued operations in the fourth quarter of 2006.

Cash Flows Provided By (Used In) Investing Activities

Capital Expenditures

Capital expenditures continue to be our primary use of capital resources as they facilitate the introduction of new products and services, enhance responsiveness to competitive challenges and increase the operating efficiency and productivity of our networks. We are directing our capital spending primarily toward higher growth markets.

Capital expenditures, including capitalized software, were as follows:

Years Ended December 31,	2009	2008	2007
		(dollars in millions)	
Domestic Wireless	**$ 7,152**	$ 6,510	$ 6,503
Wireline	**8,892**	9,797	10,956
Other	**1,003**	931	79
	$ 17,047	$ 17,238	$ 17,538
Total as a percentage of total revenue	**15.8%**	17.7%	18.8%

The increase in capital expenditures at Domestic Wireless during 2009 was primarily due to the incremental capital spending on the acquired Alltel properties, continued investment in our wireless EV-DO networks, and funding the development of 4G technology (LTE). The decreases in capital expenditures at Wireline during 2009 and 2008 were primarily due to the FiOS deployment plan, which included larger expenditures in 2008 and 2007 as deployment should be substantially complete by 2010, as well as lower legacy spending requirements.

Acquisitions

During 2009, 2008 and 2007, we invested $6.0 billion, $15.9 billion and $0.8 billion, respectively, in acquisitions of licenses, investments and businesses.

- On January 9, 2009, Verizon Wireless paid approximately $5.9 billion for the equity of Alltel, which was partially offset by $1.0 billion of cash acquired at closing.
- During 2008, Verizon Wireless was the winning bidder in the Federal Communications Commission's (FCC) auction of spectrum in the 700 MHz band and paid the FCC $9.4 billion to acquire 109 licenses in the 700 MHz band.
- On August 7, 2008, Verizon Wireless completed its acquisition of Rural Cellular for cash consideration of $0.9 billion, net of cash acquired and after an exchange transaction with another carrier to complete the required divestiture of certain markets.
- On June 10, 2008, in connection with the announcement of the Alltel transaction, Verizon Wireless purchased approximately $5.0 billion aggregate principal amount of debt obligations of Alltel for approximately $4.8 billion plus accrued and unpaid interest.
- In 2007, we paid $0.4 billion, net of cash received, to acquire a network security business and $0.2 billion to purchase several wireless properties and licenses.

Short-term Investments

Our short-term investments include cash equivalents held in trust accounts for payment of employee benefits. In 2007, we invested $1.7 billion in short-term investments, primarily to pre-fund active employees' health and welfare benefits. Proceeds from the sales of all short-term investments, principally for the payment of these benefits, were $0.2 billion, $1.8 billion and $1.9 billion in the years 2009, 2008 and 2007, respectively.

Cash Flows Provided By (Used In) Financing Activities

During 2009, net cash used in financing activities was $16.0 billion, compared with the net cash provided by financing activities of $12.7 billion in the similar period in 2008. During 2007, net cash used in financing activities was $12.8 billion. Net proceeds from borrowings during 2009 were approximately $12.0 billion compared to $21.6 billion in the similar period of 2008. Net proceeds from borrowings during 2007 were $3.4 billion. Cash flows from financing activities during 2009, 2008 and 2007, primarily related to raising capital to support certain of our strategic initiatives, including completing the acquisition of Alltel, funding the payments for spectrum in the 700 MHz auction including net debt repayments and dividend payments as described below.

Our total debt increased by $10.3 billion in 2009. During 2009, Verizon Wireless issued $9.3 billion of fixed and floating rate debt with varying maturities and utilized a credit facility to complete the acquisition of Alltel as described below. The increase in debt at December 31, 2009 also reflects approximately $2.3 billion of assumed Alltel debt owed to third parties. Additionally, Verizon Communications also issued $2.8 billion of fixed rate debt with varying maturities. Partially offsetting the increase in total debt was lower commercial paper outstanding and other debt reductions as described below.

Verizon Wireless

During 2009, Verizon Wireless raised capital to fund the acquisition of Alltel.

- On January 9, 2009, Verizon Wireless borrowed $12.4 billion under a $17.0 billion credit facility (Bridge Facility) in order to complete the acquisition of Alltel and repay a portion of the approximately $24 billion of Alltel debt assumed. Verizon Wireless used cash generated from operations and the net proceeds from the sale of the notes in private placements issued in February 2009, May 2009 and June 2009, which are described below to repay the borrowings under the Bridge Facility. No borrowings were outstanding under the Bridge Facility at December 31, 2009 and the commitments under the Bridge Facility have been terminated.
- In February 2009, Verizon Wireless and Verizon Wireless Capital LLC co-issued $4.3 billion aggregate principal amount of three and five-year fixed rate notes in a private placement resulting in cash proceeds of $4.2 billion, net of discounts and issuance costs.
- In May 2009, Verizon Wireless and Verizon Wireless Capital LLC co-issued $4.0 billion aggregate principal amount of two-year fixed and floating rate notes in a private placement resulting in cash proceeds of approximately $4.0 billion, net of discounts and issuance costs.
- In June 2009, Verizon Wireless issued $1.0 billion aggregate principal amount of floating rate notes due 2011. Commencing on December 27, 2009 and on each quarterly interest payment date thereafter, both the noteholders and Verizon Wireless have the right to require settlement of all or a portion of these notes at par. Accordingly, the notes are classified as current maturities in the consolidated balance sheet. As of December 31, 2009, neither Verizon Wireless nor the noteholders have exercised their right to require settlement on any portion of these notes.
- On August 28, 2009, Verizon Wireless repaid $0.4 billion due under a three-year term loan facility, reducing the outstanding borrowings under this facility to $4.0 billion.

The increase in Other, net financing activities during 2009 was primarily driven by higher distributions to Vodafone, which owns a 45% noncontrolling interest in Verizon Wireless. In addition, Other, net financing activities during 2009 included the buyout of wireless partnerships in which our ownership interests increased as a result of the acquisition of Alltel.

During November 2009, Verizon Wireless and Verizon Wireless Capital LLC, completed an exchange offer to exchange the privately placed notes issued in November 2008, as well as in February and May 2009, for new notes with similar terms, pursuant to the requirements of registration rights agreements.

In December 2008, Verizon Wireless obtained net proceeds of $2.4 billion from the issuance of €0.7 billion of 7.625% notes due 2011, €0.5 billion of 8.750% notes due 2015 and £0.6 billion of 8.875% notes due 2018. In November 2008, Verizon Wireless obtained proceeds of $3.5 billion, net of discounts and issuance costs, from the issuance in a private placement of $1.3 billion of 7.375% notes due November 2013 and $2.3 billion of 8.500% notes due November 2018. These notes were used to fund the acquisition of Alltel.

On September 30, 2008, Verizon Wireless and Verizon Wireless Capital LLC entered into a $4.4 billion Three-Year Term Loan Facility Agreement (Three-Year Term Facility) with a maturity date of September 30, 2011. Verizon Wireless borrowed $4.4 billion under the Three-Year Term Facility in order to repay a portion of the 364-Day Credit Agreement as described below.

On June 5, 2008, Verizon Wireless entered into a $7.6 billion 364-Day Credit Agreement which included a $4.8 billion term facility and a $2.8 billion delayed draw facility. On June 10, 2008, Verizon Wireless borrowed $4.8 billion under the 364-Day Credit Agreement in order to purchase Alltel debt obligations acquired in the second quarter of 2008 and, during the third quarter of 2008, borrowed $2.8 billion under the delayed draw facility to complete the purchase of Rural Cellular and to repay Rural Cellular's debt and pay fees and expenses incurred in connection therewith. During 2008 the borrowings under the 364-Day Credit Agreement were repaid.

Verizon Communications

In March 2009, we issued $1.8 billion of 6.35% notes due 2019 and $1.0 billion of 7.35% notes due 2039, resulting in cash proceeds of $2.7 billion, net of discounts and issuance costs, which was used to reduce our commercial paper borrowings, repay maturing debt and for general corporate purposes. In January 2009, Verizon utilized a $0.2 billion floating rate vendor financing facility due 2010.

During 2009, we redeemed $0.1 billion of 6.8% Verizon New Jersey Inc. debentures, $0.3 billion of 6.7% and $0.2 billion of 5.5% Verizon California Inc. notes and $0.2 billion of 5.875% Verizon New England Inc. notes. In April 2009, we redeemed $0.5 billion of 7.51% GTE Corporation notes. In addition during 2009, we redeemed $0.5 billion of floating rate and $0.1 billion of 8.23% Verizon notes.

During 2008, we made debt repayments of approximately $2.6 billion which primarily included $0.2 billion of 5.55% Verizon Northwest notes, $0.3 billion of 6.9% and $0.3 billion of 5.65% Verizon North Inc. notes, $0.1 billion of 7.0% Verizon California Inc. notes, $0.3 billion of 6.0% Verizon New York Inc. notes, $0.3 billion of 6.46% GTE Corporation notes, $0.1 billion of 6.0% Verizon South Inc. notes, and $1.0 billion of 4.0% Verizon Communications Inc. notes. As a result of the spin-off of our local exchange business and related activities in Maine, New Hampshire and Vermont, in March 2008, our net debt was reduced by approximately $1.4 billion.

In November 2008, Verizon issued $2.0 billion of 8.75% notes due 2018 and $1.3 billion of 8.95% notes due 2039, which resulted in cash proceeds of $3.2 billion net of discount and issuance costs. In April 2008, Verizon issued $1.3 billion of 5.25% notes due 2013, $1.5 billion of 6.10% notes due 2018, and $1.3 billion of 6.90% notes due 2038, resulting in cash proceeds of $4.0 billion, net of discounts and issuance costs. In February 2008, Verizon issued $0.8 billion of 4.35% notes due 2013, $1.5 billion of 5.50% notes due 2018, and $1.8 billion of 6.40% notes due 2038, resulting in cash proceeds of $4.0 billion, net of discounts and issuance costs. In January 2008, Verizon utilized a $0.2 billion fixed rate vendor financing facility due 2010.

Our total debt was reduced by $5.2 billion in 2007. We repaid approximately $1.7 billion of Wireline debt, including the early repayment of previously guaranteed $0.3 billion 7.0% debentures issued by Verizon South Inc. and $0.5 billion 7.0% debentures issued by Verizon New England Inc., as well as approximately $1.6 billion of other borrowings. Also, we redeemed $1.6 billion principal of our outstanding floating rate notes, which were called on January 8, 2007, and the $0.5 billion 7.9% debentures issued by GTE Corporation. Partially offsetting the reduction in total debt were cash proceeds of $3.4 billion in connection with fixed and floating rate debt issued during 2007.

Credit Facility and Shelf Registration

On April 15, 2009, we terminated all commitments under our previous $6.0 billion three-year credit facility with a syndicate of lenders that was scheduled to mature in September 2009 and entered into a new $5.3 billion 364-day credit facility with a group of major financial institutions. As of December 31, 2009, the unused borrowing capacity under the 364-day credit facility was approximately $5.2 billion. Approximately $0.1 billion of stand-by letters of credit are outstanding under the new credit facility.

The $5.3 billion 364-day credit facility does not require us to comply with financial covenants or maintain specified credit ratings, and it permits us to borrow even if our business has incurred a material adverse change. The credit facility contains provisions that permit us to convert any borrowings that are outstanding at maturity to a term loan with a maturity date of one year from the original maturity date of the credit facility. We use the credit facility to support the issuance of commercial paper, for the issuance of letters of credit and for general corporate purposes.

We have a shelf registration available for the issuance of up to $4.0 billion of additional unsecured debt or equity securities.

Verizon's ratio of debt to debt combined with Verizon's equity was 59.9% at December 31, 2009 compared to 55.5% at December 31, 2008.

Dividends Paid

During 2009, we paid $5.3 billion in dividends as compared to $5.0 billion in 2008 and $4.8 billion in 2007. As in prior periods, dividend payments were a significant use of capital resources. The Board of Directors of Verizon determines the appropriateness of the level of our dividend payments on a periodic basis by considering such factors as long-term growth opportunities, internal cash requirements and the expectations of our shareowners. During the third quarter of 2009, the Board increased our quarterly dividend payments 3.3% to $.475 per share from $.460 per share. During the third quarter of 2008 and 2007, the Board increased our dividend payments 7.0% and 6.2%, respectively.

Common Stock

Common stock has been used from time to time to satisfy some of the funding requirements of employee and shareowner plans. On February 7, 2008, the Board of Directors replaced the current share buy back program with a new program for the repurchase of up to 100 million common shares terminating no later than the close of business on February 28, 2011. The Board also determined that no additional shares were to be purchased under the prior program. During the first quarter of 2009, we entered into a privately negotiated prepaid forward agreement for 14 million shares of Verizon common stock. During the fourth quarter of 2009, we terminated the prepaid forward agreement with respect to 5 million shares of Verizon common stock, which resulted in the delivery of those shares to Verizon. There were no repurchases of common stock during 2009. During 2008 and 2007, we repurchased $1.4 billion and $2.8 billion of our common stock, respectively.

Credit Ratings

The amount of cash that we need to service our debt substantially increased with the acquisition of Alltel. Our ability to make payments on our debt will depend largely upon our cash balances and future operating performance. The debt securities of Verizon Communications and its subsidiaries continue to be accorded high ratings by the three primary rating agencies.

Standard & Poor's (S&P) assigns an 'A' Corporate Credit Rating and an 'A-1' short-term rating to Verizon Communications. The outlook is Negative. In May 2009 S&P affirmed these ratings and placed Verizon subsidiaries North, Northwest and West Virginia on CreditWatch with Negative implications in connection with the Frontier transaction. S&P assigns an 'A' Corporate Credit Rating to Cellco Partnership with a Negative outlook.

Moody's Investors Service (Moody's) assigns an 'A3' long-term debt rating and a 'P-2' short-term rating to Verizon Communications. In October 2009 Moody's affirmed these ratings and changed the outlook from Negative to Stable. In May 2009 Moody's placed Verizon subsidiaries North, Northwest and West Virginia on review for possible downgrade in connection with the Frontier transaction. Moody's assigns an 'A2' long-term debt rating to Cellco Partnership. In October 2009 Moody's changed the Cellco Partnership outlook from Negative to Stable.

Fitch Ratings (Fitch) assigns an 'A' long-term Issuer Default Rating and a 'F-1' short-term rating to Verizon Communications. The outlook is Stable. In May 2009, Fitch affirmed this rating and placed Verizon subsidiaries North, Northwest and West Virginia on Rating Watch Negative in connection with the Frontier transaction. Fitch assigns an 'A' long-term Issuer Default Rating to Cellco Partnership with a Stable outlook.

While we do not anticipate a ratings downgrade, the three primary rating agencies have identified factors which they believe could result in a ratings downgrade for Verizon Communications and/or Cellco Partnership in the future including sustained leverage levels at Verizon Communications and/or Cellco Partnership resulting from: (i) diminished wireless operating performance as a result of a weakening economy and competitive pressures; (ii) failure to achieve significant synergies in the Alltel integration; (iii) accelerated wireline losses; (iv) the absence of material improvement in the status of underfunded pension balances; or (v) an acquisition or sale of operations that causes a material deterioration in its credit metrics. A ratings downgrade may increase the cost of refinancing existing debt and might constrain Verizon Communications' access to certain short-term debt markets. Securities ratings assigned by rating organizations are expressions of opinion and are not recommendations to buy, sell, or hold securities. A securities rating is subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Covenants

Our credit agreements contain covenants that are typical for large, investment grade companies. These covenants include requirements to pay interest and principal in a timely fashion, to pay taxes, to maintain insurance with responsible and reputable insurance companies, to preserve our corporate existence, to keep appropriate books and records of financial transactions, to maintain our properties, to provide financial and other reports to our lenders, to limit pledging and disposition of assets and mergers and consolidations, and other similar covenants.

In addition, Verizon Wireless is required to maintain on the last day of any period of four fiscal quarters a leverage ratio of debt to earnings before interest, taxes, depreciation, amortization and other adjustments, as defined in the related credit agreement, not in excess of 3.25 times based on the preceding twelve months. At December 31, 2009, the leverage ratio was 1.1 times.

As of December 31, 2009, we and our consolidated subsidiaries were in compliance with all of our debt covenants.

Increase (Decrease) In Cash and Cash Equivalents

Our Cash and cash equivalents at December 31, 2009 totaled $2.0 billion, a $7.8 billion decrease compared to Cash and cash equivalents at December 31, 2008 for the reasons discussed above. Our Cash and cash equivalents at December 31, 2008 totaled $9.8 billion, an $8.6 billion increase compared to Cash and cash equivalents at December 31, 2007 for the reasons discussed above.

Employee Benefit Plan Funded Status and Contributions

We operate numerous qualified and nonqualified pension plans and other postretirement benefit plans. These plans primarily relate to our domestic business units. We contributed $0.2 billion, $0.3 billion and $0.6 billion in 2009, 2008 and 2007, respectively, to our qualified pension plans. We also contributed $0.1 billion, $0.2 billion and $0.1 billion to our nonqualified pension plans in 2009, 2008 and 2007, respectively.

We do not expect to have any material required qualified pension plan contributions in 2010. Nonqualified pension contributions are estimated to be approximately $0.1 billion for 2010.

Contributions to our other postretirement benefit plans generally relate to payments for benefits on an as-incurred basis since the other postretirement benefit plans do not have funding requirements similar to the pension plans. We contributed $1.6 billion, $1.2 billion and $1.0 billion to our other postretirement benefit plans in 2009, 2008 and 2007, respectively. Contributions to our other postretirement benefit plans are estimated to be approximately $1.9 billion in 2010.

Leasing Arrangements

We are the lessor in leveraged and direct financing lease agreements for commercial aircraft and power generating facilities, which comprise the majority of the portfolio along with telecommunications equipment, real estate property and other equipment. These leases have remaining terms up to 41 years as of December 31, 2009. In addition, we lease space on certain of our cell towers to other wireless carriers. Minimum lease payments receivable represent unpaid rentals, less principal and interest on third-party nonrecourse debt relating to leveraged lease transactions. Since we have no general liability for this debt, which holds a senior security interest in the leased equipment and rentals, the related principal and interest have been offset against the minimum lease payments receivable in accordance with generally accepted accounting principles. All recourse debt is reflected in our consolidated balance sheets.

Off Balance Sheet Arrangements and Contractual Obligations

Contractual Obligations and Commercial Commitments

The following table provides a summary of our contractual obligations and commercial commitments at December 31, 2009. Additional detail about these items is included in the notes to the consolidated financial statements.

(dollars in millions)

	Payments Due By Period				
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt[(1)]	$ 60,759	$ 6,026	$ 15,400	$ 9,282	$ 30,051
Capital lease obligations (see Note 8)	397	79	130	99	89
Total long-term debt, including current maturities	61,156	6,105	15,530	9,381	30,140
Interest on long-term debt[(1)]	39,444	3,607	6,231	4,784	24,822
Operating leases (see Note 8)	12,326	1,971	3,128	2,092	5,135
Purchase obligations (see Note 17)	9,925	3,415	4,233	1,887	390
Income tax audit settlements[(2)]	370	370	–	–	–
Other long-term liabilities[(3)]	3,185	1,985	1,200	–	–
Total contractual obligations	**$ 126,406**	**$ 17,453**	**$ 30,322**	**$ 18,144**	**$ 60,487**

(1) Items included in long-term debt with variable coupon rates are described in Note 9 to the consolidated financial statements.

(2) Income tax audit settlements include gross unrecognized tax benefits of $220 million and related gross interest and penalties of $150 million as determined under the accounting standard relating to the uncertainty in income taxes. We are not able to make a reliable estimate of when the unrecognized tax benefits balance of $3,180 million and related interest and penalties will be settled with the respective taxing authorities until issues or examinations are further developed (see Note 13 to the consolidated financial statements).

(3) Other long-term liabilities include estimated postretirement benefit and qualified pension plan contributions.

Guarantees

In connection with the execution of agreements for the sale of businesses and investments, Verizon ordinarily provides representations and warranties to the purchasers pertaining to a variety of nonfinancial matters, such as ownership of the securities being sold, as well as financial losses.

As of December 31, 2009, letters of credit totaling approximately $117 million were executed in the normal course of business, which support several financing arrangements and payment obligations to third parties.

MARKET RISK

We are exposed to various types of market risk in the normal course of business, including the impact of interest rate changes, foreign currency exchange rate fluctuations, changes in investment, equity and commodity prices and changes in corporate tax rates. We employ risk management strategies, which may include the use of a variety of derivatives including cross currency swaps, foreign currency and prepaid forwards and collars, interest rate and commodity swap agreements and interest rate locks. We do not hold derivatives for trading purposes.

It is our general policy to enter into interest rate, foreign currency and other derivative transactions only to the extent necessary to achieve our desired objectives in limiting our exposure to various market risks. Our objectives include maintaining a mix of fixed and variable rate debt to lower borrowing costs within reasonable risk parameters and to protect against earnings and cash flow volatility resulting from changes in market conditions. We do not hedge our market risk exposure in a manner that would completely eliminate the effect of changes in interest rates and foreign exchange rates on our earnings. We do not expect that our net income, liquidity and cash flows will be materially affected by these risk management strategies.

Interest Rate Risk

We are exposed to changes in interest rates, primarily on our short-term debt and the portion of long-term debt that carries floating interest rates. As of December 31, 2009, more than two-thirds in aggregate principal amount of our total debt portfolio consisted of fixed rate indebtedness, including the effect of interest rate swap agreements designated as hedges. The impact of a 100 basis point change in interest rates affecting our floating rate debt would result in a change in annual interest expense, including our interest rate swap agreements that are designated as hedges, of approximately $0.1 billion. The interest rates on our existing long-term debt obligations, with the exception of a three-year term loan, are unaffected by changes to our credit ratings.

The table that follows summarizes the fair values of our long-term debt, including current maturities, and interest rate swap derivatives as of December 31, 2009 and 2008. The table also provides a sensitivity analysis of the estimated fair values of these financial instruments assuming 100-basis-point upward and downward shifts in the yield curve. Our sensitivity analysis does not include the fair values of our commercial paper and bank loans, if any, because they are not significantly affected by changes in market interest rates.

(dollars in millions)

At December 31, 2009	Fair Values	Fair Value assuming + 100 basis point shift	Fair Value assuming - 100 basis point shift
Long-term debt and related derivatives	**$ 66,042**	**$ 62,788**	**$ 69,801**
At December 31, 2008			
Long-term debt and related derivatives	$ 51,258	$ 48,465	$ 54,444

Interest Rate Swaps

We have entered into domestic interest rate swaps to achieve a targeted mix of fixed and variable rate debt, where we principally receive fixed rates and pay variable rates based on London Interbank Offered Rate (LIBOR). These swaps are designated as fair value hedges and hedge against changes in the fair value of our debt portfolio. We record the interest rate swaps at fair value on our balance sheet as assets and liabilities. Changes in the fair value of the interest rate swaps are recorded to Interest expense, which are offset by changes in the fair value of the debt due to changes in interest rates. The fair value of these contracts was $171 million and $415 million at December 31, 2009 and 2008, respectively, and are included in Other assets and Long-term debt. As of December 31, 2009, the total notional amount of these interest rate swaps was $6.0 billion.

Alltel Interest Rate Swaps

As a result of the Alltel acquisition, Verizon Wireless acquired seven interest rate swap agreements with a notional value of $9.5 billion that paid fixed and received variable rates based on three-month and one-month LIBOR with maturities ranging from 2009 to 2013. During the second quarter of 2009, we settled all of these agreements using cash generated from operations for a gain that was not significant. Changes in the fair value of these swaps were recorded in earnings through settlement.

Equity Price Risk

Prepaid Forward Agreement

During the first quarter of 2009, we entered into a privately negotiated prepaid forward agreement for 14 million shares of Verizon common stock at a cost of approximately $390 million. During the fourth quarter of 2009, we terminated the prepaid forward agreement with respect to 5 million shares of Verizon common stock, which resulted in the delivery of those shares to Verizon. The remaining balance of the prepaid forward agreement for 9 million shares of Verizon common stock at December 31, 2009 of $252 million is included in Other assets. Changes in the fair value of the agreement, which were not significant during 2009, were included in Selling, general and administrative expense and Cost of services and sales.

Foreign Currency Translation

The functional currency for our foreign operations is primarily the local currency. The translation of income statement and balance sheet amounts of our foreign operations into U.S. dollars are recorded as cumulative translation adjustments, which are included in Accumulated other comprehensive loss in our consolidated balance sheets. Gains and losses on foreign currency transactions are recorded in the consolidated statements of income in Other income and (expense), net. At December 31, 2009, our primary translation exposure was to the British Pounds Sterling, the Euro and the Australian Dollar.

Cross Currency Swaps

During the fourth quarter of 2008, Verizon Wireless entered into cross currency swaps designated as cash flow hedges to exchange approximately $2.4 billion of the net proceeds from the December 2008 Verizon Wireless co-issued debt offering of British Pounds Sterling and Euro denominated debt into U.S. dollars and to fix our future interest and principal payments in U.S. dollars, as well as mitigate the impact of foreign currency transaction gains or losses. The fair value of these swaps included in Other assets at December 31, 2009 was approximately $315 million and, at December 31, 2008, was insignificant. During 2009, a pretax gain of $310 million was recognized in Other comprehensive income, of which $135 million was reclassified from Accumulated other comprehensive loss to Other income and (expense), net to offset the related pretax foreign currency transaction loss on the underlying debt obligation.

CRITICAL ACCOUNTING ESTIMATES AND RECENT ACCOUNTING STANDARDS

Critical Accounting Estimates

A summary of the critical accounting estimates used in preparing our financial statements is as follows:

- Wireless licenses and Goodwill are a significant component of our consolidated assets. Both our wireless licenses and goodwill are treated as indefinite-lived intangible assets and, therefore are not amortized, but rather are tested for impairment annually in the fourth fiscal quarter, unless there are events or changes in circumstances during an interim period that indicates these assets may not be recoverable. We believe our estimates and assumptions are reasonable and represent appropriate marketplace considerations as of the valuation date. We do not believe that reasonably likely adverse changes in our assumptions and estimates would result in an impairment charge as of our latest impairment testing date. However, if there is a substantial and sustained adverse decline in our operating profitability, we may have impairment charges in future years. Any such impairment charge could be material to our results of operations and financial condition.

  Wireless Licenses
  The carrying value of our wireless licenses was approximately $72.1 billion as of December 31, 2009. We aggregate our wireless licenses into one single unit of accounting, as we utilize our wireless licenses on an integrated basis as part of our nationwide wireless network. Our wireless licenses provide us with the exclusive right to utilize certain radio frequency spectrum to provide wireless communication services. There are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of our wireless licenses. Our impairment test consists of comparing the estimated fair value of our wireless licenses to the aggregated carrying amount as of the test date. If the estimated fair value of our wireless licenses is less than the aggregated carrying amount of the wireless license then an impairment charge is recognized. Our annual impairment tests for 2009, 2008 and 2007 indicated that the fair value significantly exceeded the carrying value and, therefore, did not result in an impairment.

  We estimate the fair value of our wireless licenses using a direct income based valuation approach. This approach uses a discounted cash flow analysis to estimate what a marketplace participant would be willing to pay to purchase the aggregated wireless licenses as of the valuation date. As a result we are required to make significant estimates about future cash flows specifically associated with our wireless licenses, an appropriate discount rate based on the risk associated with those estimated cash flows and assumed terminal value and growth rates. We consider current and expected future economic conditions, current and expected availability of wireless network technology and infrastructure and related equipment and the costs thereof as well as other relevant factors in estimating future cash flows. The discount rate represents our estimate of the weighted average cost of capital (or expected return, "WACC") that a marketplace participant would require as of the valuation date. We develop the discount rate based on our consideration of the cost of debt and equity of a group of guideline companies as of the valuation date. Accordingly, our discount rate incorporates our estimate of the expected return a marketplace participant would require as of the valuation date, including the risk premium associated with the current and expected economic conditions as of the valuation date. The terminal value growth rate represents our estimate of the marketplace's long-term growth rate.

  Goodwill
  At December 31, 2009, the balance of our goodwill was approximately $22.5 billion, of which $17.7 billion was in our Wireless segment and $4.7 billion was in our Wireline segment. Determining whether an impairment has occurred requires the determination of fair value of each respective reporting unit. Our operating segments, Domestic Wireless and Wireline, are deemed to be our reporting units for purposes of goodwill impairment testing. The fair value of Domestic Wireless significantly exceeded its carrying value. The fair value of Wireline exceeded its carrying value. Accordingly, our annual impairment tests for 2009, 2008 and 2007 did not result in an impairment.

  The fair value of goodwill is calculated using a market approach and a discounted cash flow method. The market approach includes the use of comparative multiples to corroborate discounted cash flow results. The discounted cash flow method is based on the present value of two components—projected cash flows and a terminal value. The terminal value represents the expected normalized future cash flows of the reporting unit beyond the cash flows from the discrete projection period. The fair value of the reporting unit is calculated based on the sum of the present value of the cash flows from the discrete period and the present value of the terminal value. The estimated cash flows are discounted using a rate that represents our WACC.

  With regards to the Wireline goodwill valuation, a critical assumption includes the development of the WACC for use in our estimate of fair value. The WACC is based on current market conditions, including the equity-risk premium and risk-free interest rate. The projected WACC used in the estimate of fair value in future periods may be impacted by adverse changes in market and economic conditions, including risk-free interest rates, and are subject to change based on the facts and circumstances that exist at the time of the valuation, which may increase the likelihood of a potential future impairment charge related to Wireline goodwill. Reducing the calculated fair value of Wireline by more than 10 percent would not have resulted in goodwill impairment.

- We maintain benefit plans for most of our employees, including pension and other postretirement benefit plans. At December 31, 2009, in the aggregate, pension plan benefit obligations exceeded the fair value of pension plan assets, which will result in higher future pension plan expense. Other postretirement benefit plans have larger benefit obligations than plan assets, resulting in expense. Significant benefit plan assumptions, including the discount rate used, the long-term rate of return on plan assets and health care trend rates are periodically updated and impact the amount of benefit plan income, expense, assets and obligations.

A sensitivity analysis of the impact of changes in these assumptions on the benefit obligations and expense (income) recorded as of December 31, 2009 and for the year then ended pertaining to Verizon's pension and postretirement benefit plans is provided in the table below.

	Percentage point change	Benefit obligation* increase (decrease) at December 31, 2009	(dollars in millions) Expense increase (decrease) for the year ended December 31, 2009
Pension plans discount rate	+0.50	$ (1,291)	$ (52)
	–0.50	1,413	56
Long-term rate of return on pension plan assets	+1.00	–	(346)
	–1.00	–	346
Postretirement plans discount rate	+0.50	(1,436)	(75)
	–0.50	1,588	94
Long-term rate of return on postretirement plan assets	+1.00	–	(37)
	–1.00	–	37
Health care trend rates	+1.00	3,053	450
	–1.00	(2,520)	(302)

* In determining its pension and other postretirement obligation, the Company used a 6.25% discount rate. The rate was selected to approximate the composite interest rates available on a selection of bonds available in the market at December 31, 2009. The bonds used in developing the composite interest rate were U.S. dollar denominated, rated Aa3 to Aa1 by Moody's Investor Services or AA- to AA+ by Standard & Poor's. The bonds selected had maturities that coincided with the time periods during which benefits payments are expected to occur, were non-callable and available in sufficient quantities to ensure marketability (at least $150 million par outstanding).

- Our current and deferred income taxes, and associated valuation allowances, are impacted by events and transactions arising in the normal course of business as well as in connection with the adoption of new accounting standards, changes in tax laws and rates, acquisitions and dispositions of businesses and non-recurring items. As a global commercial enterprise, our income tax rate and the classification of income taxes can be affected by many factors, including estimates of the timing and realization of deferred income tax assets and the timing and amount of income tax payments. We account for tax benefits taken or expected to be taken in our tax returns in accordance with the accounting standard relating to the uncertainty in income taxes, which requires the use of a two-step approach for recognizing and measuring tax benefits taken or expected to be taken in a tax return. We review and adjust our liability for unrecognized tax benefits based on our best judgment given the facts, circumstances, and information available at each reporting date. To the extent that the final outcome of these tax positions is different than the amounts recorded, such differences may impact income tax expense and actual tax payments. We recognize any interest and penalties accrued related to unrecognized tax benefits in income tax expense. Actual tax payments may materially differ from estimated liabilities as a result of changes in tax laws as well as unanticipated transactions impacting related income tax balances.

- Verizon's plant, property and equipment balance represents a significant component of our consolidated assets. We record plant, property and equipment at cost. Depreciation expense on Verizon's local telephone operations is principally based on the composite group remaining life method and straight-line composite rates, which provides for the recognition of the cost of the remaining net investment in local telephone plant, less anticipated net salvage value, over the remaining asset lives. An increase or decrease of 50 basis points to the composite rates of this class of assets would result in an increase or decrease of approximately $775 million to depreciation expense based on year-end plant balances at December 31, 2009. We depreciate other plant, property and equipment on a straight-line basis over the estimated useful life of the assets. We expect that a one-year increase in estimated useful lives of our plant, property and equipment that we depreciate on a straight line basis would result in a decrease to our 2009 depreciation expense of $968 million and that a one-year decrease would result in an increase of approximately $1,219 million in our 2009 depreciation expense.

Recent Accounting Standards

In June 2009, the accounting standard regarding the requirements of consolidation accounting for variable interest entities was updated to require an enterprise to perform an analysis to determine whether the entity's variable interest or interests give it a controlling interest in a variable interest entity. The adoption of this standard, effective January 1, 2010, is not expected to have a significant impact on our consolidated financial statements.

In September 2009, the accounting standard regarding multiple deliverable arrangements was updated to require the use of the relative selling price method when allocating revenue in these types of arrangements. This method allows a vendor to use its best estimate of selling price if neither vendor specific objective evidence nor third party evidence of selling price exists when evaluating multiple deliverable arrangements. This standard update is effective January 1, 2011 and may be adopted prospectively for revenue arrangements entered into or materially modified after the date of adoption or retrospectively for all revenue arrangements for all periods presented. We are currently evaluating the impact that this standard update will have on our consolidated financial statements.

In September 2009, the accounting standard regarding arrangements that include software elements was updated to require tangible products that contain software and non-software elements that work together to deliver the products essential functionality to be evaluated under the accounting standard regarding multiple deliverable arrangements. This standard update is effective January 1, 2011 and may be adopted prospectively for revenue arrangements entered into or materially modified after the date of adoption or retrospectively for all revenue arrangements for all periods presented. We are currently evaluating the impact that this standard update will have on our consolidated financial statements.

OTHER FACTORS THAT MAY AFFECT FUTURE RESULTS

Recent Developments

Telephone Access Lines Spin-off

On May 13, 2009, we announced plans to spin off a newly formed subsidiary of Verizon (Spinco) to our stockholders. Spinco will hold defined assets and liabilities of the local exchange business and related landline activities of Verizon in Arizona, Idaho, Illinois, Indiana, Michigan, Nevada, North Carolina, Ohio, Oregon, South Carolina, Washington, West Virginia and Wisconsin, and in portions of California bordering Arizona, Nevada and Oregon, including Internet access and long distance services and broadband video provided to designated customers in those areas. Immediately following the spin-off, Spinco plans to merge with Frontier Communications Corporation (Frontier) pursuant to a definitive agreement with Frontier, and Frontier will be the surviving corporation. The transactions do not involve any assets or liabilities of Verizon Wireless. The merger will result in Frontier acquiring approximately 4 million access lines and certain related businesses from Verizon, which collectively generated annual revenues of approximately $4 billion for Verizon's Wireline segment.

Depending on the trading prices of Frontier common stock prior to the closing of the merger, Verizon stockholders will collectively own between approximately 66% and 71% of Frontier's outstanding equity immediately following the closing of the merger, and Frontier stockholders will collectively own between approximately 29% and 34% of Frontier's outstanding equity immediately following the closing of the merger (in each case, before any closing adjustments). The actual number of shares of common stock to be issued by Frontier in the merger will be calculated based upon several factors, including the average trading price of Frontier common stock during a pre-closing measuring period (subject to a collar) and other closing adjustments. Verizon will not own any shares of Frontier after the merger.

Both the spin-off and merger are expected to qualify as tax-free transactions, except to the extent that cash is paid to Verizon stockholders in lieu of fractional shares.

In connection with the spin-off, Verizon expects to receive from Spinco approximately $3.3 billion in value through a combination of a special cash payment to Verizon, a reduction in Verizon's consolidated indebtedness, and, in certain circumstances, the issuance to Verizon of debt securities of Spinco. In the merger, Verizon stockholders are expected to receive approximately $5.3 billion of Frontier common stock, assuming the average trading price of Frontier common stock during the pre-closing measuring period is within the collar and no closing adjustments.

The transaction is subject to the satisfaction of certain conditions, including receipt of state and federal telecommunications regulatory approvals. If the conditions are satisfied, we expect this transaction to close during the second quarter of 2010.

Alltel Corporation

On June 5, 2008, Verizon Wireless entered into an agreement and plan of merger with Alltel, a provider of wireless voice and advanced data services to consumer and business customers in 34 states, and its controlling stockholder, Atlantis Holdings LLC, an affiliate of private investment firms TPG Capital and GS Capital Partners, to acquire, in an all-cash merger, 100% of the equity of Alltel for cash consideration of $5.9 billion and the assumption of approximately $24 billion of aggregate principal amount of Alltel debt. Verizon Wireless closed the transaction on January 9, 2009.

As a condition of the regulatory approvals that were required to complete the Alltel acquisition, Verizon Wireless is required to divest overlapping properties in 105 operating markets in 24 states (Alltel Divestiture Markets). These markets consist primarily of Alltel operations, but also include a small number of pre-merger operations of Verizon Wireless.

On May 8, 2009, Verizon Wireless entered into a definitive agreement with AT&T Mobility LLC (AT&T Mobility), a subsidiary of AT&T Inc. (AT&T), pursuant to which AT&T Mobility agreed to acquire 79 of the 105 Alltel Divestiture Markets, including licenses and network assets for approximately $2.4 billion in cash. On June 9, 2009, Verizon Wireless entered into a definitive agreement with Atlantic Tele-Network, Inc. (ATN), pursuant to which ATN agreed to acquire the remaining 26 Alltel Divestiture Markets that were not included in the transaction with AT&T Mobility, including licenses and network assets for $200 million in cash. We expect to close both the AT&T Mobility and ATN transactions during the first half of 2010. Completion of each of the foregoing transactions is subject to receipt of regulatory approvals.

Environmental Matters

During 2003, under a government-approved plan, remediation commenced at the site of a former Sylvania facility in Hicksville, New York that processed nuclear fuel rods in the 1950s and 1960s. Remediation beyond original expectations proved to be necessary and a reassessment of the anticipated remediation costs was conducted. A reassessment of costs related to remediation efforts at several other former facilities was also undertaken. In September 2005, the Army Corps of Engineers (ACE) accepted the Hicksville site into the Formerly Utilized Sites Remedial Action Program. This may result in the ACE performing some or all of the remediation effort for the Hicksville site with a corresponding decrease in costs to Verizon. To the extent that the ACE assumes responsibility for remedial work at the Hicksville site, an adjustment to a reserve previously established for the remediation may be made. Adjustments to the reserve may also be made based upon actual conditions discovered during the remediation at this or any other site requiring remediation.

Regulatory and Competitive Trends

Competition and Regulation

Technological, regulatory and market changes have provided Verizon both new opportunities and challenges. These changes have allowed Verizon to offer new types of services in an increasingly competitive market. At the same time, they have allowed other service providers to broaden the scope of their own competitive offerings. Current and potential competitors for network services include other telephone companies, cable companies, wireless service providers, foreign telecommunications providers, satellite providers, electric utilities, Internet service providers, providers of VoIP services, and other companies that offer network services using a variety of technologies. Many of these companies have a strong market presence, brand recognition and existing customer relationships, all of which contribute to intensifying competition and may affect our future revenue growth. Many of our competitors also remain subject to fewer regulatory constraints than us.

We are unable to predict definitively the impact that the ongoing changes in the telecommunications industry will ultimately have on our business, results of operations or financial condition. The financial impact will depend on several factors, including the timing, extent and success of competition in our markets, the timing and outcome of various regulatory proceedings and any appeals, and the timing, extent and success of our pursuit of new opportunities.

FCC Regulation

The FCC has jurisdiction over our interstate telecommunications services and other matters under the Communications Act of 1934, as amended (Communications Act). The Communications Act generally provides that we may not charge unjust or unreasonable rates, or engage in unreasonable discrimination when we are providing services as a common carrier, and regulates some of the rates, terms and conditions under which we provide certain services. The FCC also has adopted regulations governing various aspects of our business including: (i) use and disclosure of customer proprietary network information; (ii) telemarketing; (iii) assignment of telephone numbers to customers; (iv) provision to law enforcement agencies of the capability to obtain call identifying information and call content information from calls pursuant to lawful process; (v) accessibility of services and equipment to individuals with disabilities if readily achievable; (vi) interconnection with the networks of other carriers; and (vii) customers' ability to keep (or "port") their telephone numbers when switching to another carrier. In addition, we pay various fees to support other FCC programs, such as the universal service program discussed below. Changes to these mandates, or the adoption of additional mandates, could require us to make changes to our operations or otherwise increase our costs of compliance.

Broadband

The FCC has adopted a series of orders that recognize the competitive nature of the broadband market and impose lesser regulatory requirements on broadband services and facilities than apply to narrowband or traditional telephone services. With respect to facilities, the FCC has determined that certain unbundling requirements that apply to narrowband facilities of local exchange carriers do not apply to broadband facilities such as fiber to the premise loops and packet switches. With respect to services, the FCC has concluded that both wireline and wireless broadband Internet access services qualify as largely deregulated information services. Separately, certain of our wireline broadband services sold primarily to larger business customers were largely deregulated when our forbearance petition was deemed granted by operation of law. The latter relief has been upheld on appeal, but is subject to a continuing challenge before the FCC.

Video

The FCC has a body of rules that apply to cable operators under Title VI of the Communications Act of 1934, and these rules also generally apply to telephone companies that provide cable services over their networks. In addition, the Act generally requires companies that provide cable service over a cable system to obtain a local cable franchise, and the FCC has adopted rules that interpret and implement this requirement.

Interstate Access Charges and Intercarrier Compensation

The FCC's current framework for interstate switched access rates was established in the Coalition for Affordable Local and Long Distance Services (CALLS) plan which the FCC adopted in 2000, and it has more recently adopted a separate framework that applies to dial-up Internet-bound traffic. The FCC currently is conducting a broad rulemaking to determine whether and how these existing frameworks should be modified.

The FCC is also conducting a rulemaking proceeding to address the regulation of services that use Internet protocol. The issues raised in the rulemaking as well as in several petitions currently pending before the FCC include whether, and under what circumstances, access charges should apply to voice or other Internet protocol services and the scope of federal and state commission authority over these services.

The FCC's current rules for special access services provide for pricing flexibility and ultimately the removal of services from price regulation when prescribed competitive thresholds are met. More than half of special access revenues are now removed from price regulation. The FCC currently has a rulemaking proceeding underway to determine whether and how these rules should be modified.

Universal Service

The FCC also has a body of rules implementing the universal service provisions of the Telecommunications Act of 1996, including rules governing support to rural and non-rural high-cost areas, support for low income subscribers and support for schools, libraries and rural health care. The FCC's current rules for support to high-cost areas served by larger "non-rural" local telephone companies were previously remanded by U.S. Court of Appeals for the Tenth Circuit, which had found that the FCC had not adequately justified these rules. The FCC has initiated a rulemaking proceeding in response to the court's remand, but its rules remain in effect pending the results of the rulemaking. In response to growth in the size of the fund, the FCC has capped the amount of support competitive carriers (including all wireless carriers) may receive. In its 2008 order approving Verizon Wireless's acquisition of Alltel, the FCC also required Verizon Wireless to phase out the high-cost universal service support the merged company receives by 20 percent during the first year following completion of the acquisition and by an additional 20 percent for each of the following three years, after which no support will be provided. The FCC currently is considering other changes to the rules governing contributions to, and disbursements from, the fund. Any change in the current rules could result in a change in the contribution that local telephone companies, wireless carriers or others must make and that would have to be collected from customers, or in the amounts that these providers receive from the fund.

Unbundling of Network Elements

Under Section 251 of the Telecommunications Act of 1996, incumbent local exchange carriers are required to provide competing carriers with access to components of their network on an unbundled basis, known as UNEs, where certain statutory standards are satisfied. The FCC has adopted rules defining the network elements that must be made available, including criteria for determining whether high-capacity loops, transport or dark fiber transport must be unbundled in individual wire centers. The Telecommunications Act of 1996 also adopted a cost-based pricing standard for these UNEs, which the FCC interpreted as allowing it to impose a pricing standard known as "total element long run incremental cost" or "TELRIC."

Net Neutrality

On October 22, 2009, the FCC initiated a proceeding in which it proposes to adopt so-called "net neutrality" rules that it describes as intended to preserve the openness of the Internet. The proposed rules would apply to all providers of broadband Internet access services, whether wireline or wireless, but would not apply to providers of applications, content or other services. The FCC proposes to adopt as rules four principles taken from a previous policy statement that applied to wireline broadband services and to add two new requirements, all of which would be subject to the ability of network providers to engage in reasonable network management practices and to meeting the needs of law enforcement, public safety and national security. Specifically, the proposed rules would provide that a broadband Internet access provider: 1) may not prevent its users from sending or receiving lawful content over the Internet; 2) may not prevent its users from running or using lawful applications and services; 3) may not prevent its users from connecting to and using on its networks their choice of lawful devices that do not harm the network; 4) may not deprive its users of their entitlement to competition among network providers, applications, content or services; 5) must treat lawful content, applications or services in a nondiscriminatory manner; and 6) must disclose information on network management and other practices reasonably required for users and application, content and service providers to enjoy the protections of the rules. If final rules are adopted that limit our flexibility in managing our broadband networks and delivering broadband services, these rules could have a significant adverse effect on our broadband business, restrict our ability to compete in the marketplace and limit the return we can expect to achieve on past and future investments in our broadband networks.

Wireless Services

The FCC regulates the licensing, construction, operation, acquisition and transfer of wireless communications systems, including the systems that Verizon Wireless operates, pursuant to the Communications Act, other legislation, and the FCC's rules. The FCC and Congress continuously consider changes to these laws and rules. Adoption of new laws or rules may raise the cost of providing service or require modification of Verizon Wireless's business plans or operations.

To use the radio frequency spectrum, wireless communications systems must be licensed by the FCC to operate the wireless network and mobile devices in assigned spectrum segments. Verizon Wireless holds FCC licenses to operate in several different radio services, including the cellular radiotelephone service, personal communications service, wireless communications service, and point-to-point radio service. The technical and service rules, the specific radio frequencies and amounts of spectrum Verizon Wireless holds, and the sizes of the geographic areas it is authorized to operate in, vary for each of these services. However, all of the licenses Verizon Wireless holds allow it to use spectrum to provide a wide range of mobile and fixed communications services, including both voice and data services, and Verizon Wireless operates a seamless network that utilizes those licenses to provide services to customers. Because the FCC issues licenses for only a fixed time, generally 10 years, Verizon Wireless must periodically seek renewal of those licenses. Although the FCC has routinely renewed all of Verizon Wireless's licenses that have come up for renewal to date, challenges could be brought against the licenses in the future. If a wireless license were revoked or not renewed upon expiration, Verizon Wireless would not be permitted to provide services on the licensed spectrum in the area covered by that license.

The FCC has also imposed specific mandates on carriers that operate wireless communications systems, which increase Verizon Wireless's costs. These mandates include requirements that Verizon Wireless: (i) meet specific construction and geographic coverage requirements during the license term; (ii) meet technical operating standards that, among other things, limit the radio frequency radiation from mobile devices and antennas; (iii) deploy "Enhanced 911" wireless services that provide the wireless caller's number, location and other information to a state or local public safety agency that handles 911 calls; (iv) provide roaming services to other wireless service providers; and (v) comply with regulations for the construction of transmitters and towers that, among other things, restrict siting of towers in environmentally sensitive locations and in places where the towers would affect a site listed or eligible for listing on the National Register of Historic Places. Changes to these mandates could require Verizon Wireless to make changes to operations or increase its costs of compliance. In its November 4, 2008 order approving Verizon Wireless's acquisition of Alltel, the FCC adopted conditions that impose additional requirements on Verizon Wireless in its provision of Enhanced 911 services and roaming services.

The Communications Act imposes restrictions on foreign ownership of U.S. wireless systems. The FCC has approved the interest that Vodafone Group Plc holds, through various of its subsidiaries, in Verizon Wireless. The FCC may need to approve any increase in Vodafone's interest or the acquisition of an ownership interest by other foreign entities. In addition, as part of the FCC's approval of Vodafone's ownership interest, Verizon Wireless, Verizon and Vodafone entered into an agreement with the U.S. Department of Defense, Department of Justice and Federal Bureau of Investigation which imposes national security and law enforcement-related obligations on the ways in which Verizon Wireless stores information and otherwise conducts its business.

Verizon Wireless anticipates that it will need additional spectrum to meet future demand. It can meet spectrum needs by purchasing licenses or leasing spectrum from other licensees, or by acquiring new spectrum licenses from the FCC. Under the Communications Act, before Verizon Wireless can acquire a license from another licensee in order to expand its coverage or its spectrum capacity in a particular area, it must file an application with the FCC, and the FCC can grant the application only after a period for public notice and comment. This review process can delay acquisition of spectrum needed to expand services. The Communications Act also requires the FCC to award new licenses for most commercial wireless services through a competitive bidding process in which spectrum is awarded to bidders in an auction. Verizon Wireless has participated in spectrum auctions to acquire licenses for radio spectrum in various bands. Most recently, Verizon Wireless participated in the FCC's auction of spectrum in the 700 MHz band, and was the high bidder on 109 700 MHz licenses. The FCC granted all of those licenses to Verizon Wireless on November 26, 2008. The 700 MHz spectrum was used for UHF television operations, but by law those operations ceased on June 12, 2009.

The FCC also adopted service rules that will impose costs on licensees that acquire the 700 MHz band spectrum, including minimum coverage mandates by specific dates during the license terms, and, for approximately one-third of the spectrum, "open access" requirements, which generally require licensees of that spectrum to allow customers to use devices and applications of their choice, subject to certain limits. Seven of the licenses that Verizon Wireless acquired in the 700 MHz auction, which in the aggregate cover the U.S. except for Alaska, are subject to these requirements.

The FCC is also conducting several proceedings to explore making additional spectrum available for licensed and/or unlicensed use. These proceedings could increase radio interference to Verizon Wireless's operations from other spectrum users and could impact the ways in which it uses spectrum, the capacity of that spectrum to carry traffic, and the value of that spectrum.

State Regulation and Local Approvals

Telephone Operations

State public utility commissions regulate our telephone operations with respect to certain telecommunications intrastate rates and services and other matters. Our competitive local exchange carrier and long distance operations are generally classified as nondominant and lightly regulated the same as other similarly situated carriers. Our incumbent local exchange operations are generally classified as dominant. These latter operations predominantly are subject to alternative forms of regulation (AFORs) in the various states, although they remain subject to rate of return regulation in a few states. Arizona, Illinois, Nevada, Oregon and Washington are rate of return regulated with various levels of pricing flexibility for competitive services. California, Connecticut, Delaware, the District of Columbia, Florida, Indiana, Maryland, Michigan, Massachusetts, New Jersey, New York, North Carolina, Ohio, Pennsylvania, Rhode Island, South Carolina, Texas, Virginia, West Virginia and Wisconsin are under AFORs with various levels of pricing flexibility, detariffing, and service quality standards. None of the AFORs include earnings regulation. In Idaho, Verizon has made the election under a statutory amendment into a deregulatory regime that phases out all price regulation.

Video

Companies that provide cable service over a cable system are typically subject to state and/or local cable television rules and regulations. As noted above, cable operators generally must obtain a local cable franchise from each local unit of government prior to providing cable service in that local area. Some states have recently enacted legislation that enables cable operators to apply for, and obtain, a single cable franchise at the state, rather than local, level. To date, Verizon has applied for and received state-issued franchises in California, Indiana, Florida, New Jersey, Texas and the unincorporated areas of Delaware. We also have obtained authorization from the state commission in Rhode Island to provide cable service in certain areas in that state, have obtained required state commission approvals for our local franchises in New York, and will need to obtain additional state commission approvals in these states to provide cable service in additional areas. Virginia law provides us the option of entering a given franchise area using state standards if local franchise negotiations are unsuccessful.

Wireless Services

The rapid growth of the wireless industry has led to efforts by some state legislatures and state public utility commissions to regulate the industry in ways that may impose additional costs on Verizon Wireless. The Communications Act generally preempts regulation by state and local governments of the entry of, or the rates charged by, wireless carriers, but does not prohibit states from regulating the other "terms and conditions" of wireless service. While numerous state commissions do not currently have jurisdiction over wireless services, state legislatures may decide to grant them such jurisdiction, and those commissions that already have authority to impose regulations on wireless carriers may adopt new rules.

State efforts to regulate wireless services have included proposals to regulate customer billing, termination of service, trial periods for service, advertising, network outages, the use of handsets while driving, and reporting requirements for system outages and the availability of broadband wireless services. Wireless tower and antenna facilities are also subject to state and local zoning and land use regulation, and securing approvals for new or modified tower or antenna sites is often a lengthy and expensive process.

Verizon Wireless (as well as AT&T and Sprint-Nextel) is a party to an Assurance of Voluntary Compliance (AVC) with 33 State Attorneys General. The AVC, which generally reflected Verizon Wireless's practices at the time it was entered into in July 2004, obligates the company to disclose certain rates and terms during a sales transaction, to provide maps depicting coverage, and to comply with various requirements regarding advertising, billing, and other practices.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

In this Annual Report to Shareowners we have made forward-looking statements. These statements are based on our estimates and assumptions and are subject to risks and uncertainties. Forward-looking statements include the information concerning our possible or assumed future results of operations. Forward-looking statements also include those preceded or followed by the words "anticipates," "believes," "estimates," "hopes" or similar expressions. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

The following important factors, along with those discussed elsewhere in this annual report, could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements:

- the effects of adverse conditions in the U.S. and international economies;
- the effects of competition in our markets;
- materially adverse changes in labor matters, including workforce levels and labor negotiations, and any resulting financial and/or operational impact, in the markets served by us or by companies in which we have substantial investments;
- the effect of material changes in available technology;
- any disruption of our suppliers' provisioning of critical products or services;
- significant increases in benefit plan costs or lower investment returns on plan assets;
- the impact of natural or man-made disasters or existing or future litigation and any resulting financial impact not covered by insurance;
- technology substitution;
- an adverse change in the ratings afforded our debt securities by nationally accredited ratings organizations or adverse conditions in the credit markets impacting the cost, including interest rates, and/or availability of financing;
- any changes in the regulatory environments in which we operate, including any loss of or inability to renew wireless licenses, and the final results of federal and state regulatory proceedings and judicial review of those results;
- the timing, scope and financial impact of our deployment of fiber-to-the-premises broadband technology;
- changes in our accounting assumptions that regulatory agencies, including the SEC, may require or that result from changes in the accounting rules or their application, which could result in an impact on earnings;
- our ability to complete acquisitions and dispositions;
- our ability to successfully integrate Alltel Corporation into Verizon Wireless's business and achieve anticipated benefits of the acquisition; and
- the inability to implement our business strategies.

Report of Management on Internal Control Over Financial Reporting

We, the management of Verizon Communications Inc., are responsible for establishing and maintaining adequate internal control over financial reporting of the company. Management has evaluated internal control over financial reporting of the company using the criteria for effective internal control established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management has assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2009. Based on this assessment, we believe that the internal control over financial reporting of the company is effective as of December 31, 2009. In connection with this assessment, there were no material weaknesses in the company's internal control over financial reporting identified by management.

The company's financial statements included in this annual report have been audited by Ernst & Young LLP, independent registered public accounting firm. Ernst & Young LLP has also provided an attestation report on the company's internal control over financial reporting.



Ivan G. Seidenberg
Chairman and Chief Executive Officer



John F. Killian
Executive Vice President and Chief Financial Officer



Robert J. Barish
Senior Vice President and Controller

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

To The Board of Directors and Shareowners of Verizon Communications Inc.:

We have audited Verizon Communications Inc. and subsidiaries' (Verizon) internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Verizon's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Verizon maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Verizon as of December 31, 2009 and 2008, and the related consolidated statements of income, cash flows and changes in equity for each of the three years in the period ended December 31, 2009 of Verizon and our report dated February 26, 2010 expressed an unqualified opinion thereon.



Ernst & Young LLP
New York, New York

February 26, 2010

Report of Independent Registered Public Accounting Firm on Financial Statements

To The Board of Directors and Shareowners of Verizon Communications Inc.:

We have audited the accompanying consolidated balance sheets of Verizon Communications Inc. and subsidiaries (Verizon) as of December 31, 2009 and 2008, and the related consolidated statements of income, cash flows and changes in equity for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of Verizon's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Verizon at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the financial statements, Verizon changed its method of accounting for business combinations effective January 1, 2009.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Verizon's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2010 expressed an unqualified opinion thereon.



Ernst & Young LLP
New York, New York

February 26, 2010

Consolidated Statements of Income

(dollars in millions, except per share amounts)

Years Ended December 31,	2009	2008	2007
Operating Revenues	**$ 107,808**	$ 97,354	$ 93,469
Operating Expenses			
Cost of services and sales (exclusive of items shown below)	**44,299**	39,007	37,547
Selling, general and administrative expense	**32,950**	26,898	25,967
Depreciation and amortization expense	**16,532**	14,565	14,377
Total Operating Expenses	**93,781**	80,470	77,891
Operating Income	**14,027**	16,884	15,578
Equity in earnings of unconsolidated businesses	**553**	567	585
Other income and (expense), net	**90**	282	211
Interest expense	**(3,102)**	(1,819)	(1,829)
Income Before Provision for Income Taxes, Discontinued Operations and Extraordinary Item	**11,568**	15,914	14,545
Provision for income taxes	**(1,210)**	(3,331)	(3,982)
Income Before Discontinued Operations and Extraordinary Item	**10,358**	12,583	10,563
Income from discontinued operations, net of tax	**–**	–	142
Extraordinary item, net of tax	**–**	–	(131)
Net Income	**$ 10,358**	$ 12,583	$ 10,574
Net income attributable to noncontrolling interest	**$ 6,707**	$ 6,155	$ 5,053
Net income attributable to Verizon	**3,651**	6,428	5,521
Net Income	**$ 10,358**	$ 12,583	$ 10,574
Basic Earnings Per Common Share[1]			
Income before discontinued operations and extraordinary item attributable to Verizon	**$ 1.29**	$ 2.26	$ 1.90
Income from discontinued operations attributable to Verizon, net of tax	**–**	–	0.05
Extraordinary item attributable to Verizon, net of tax	**–**	–	(0.05)
Net Income attributable to Verizon	**$ 1.29**	$ 2.26	$ 1.91
Weighted-average shares outstanding (in millions)	**2,841**	2,849	2,898
Diluted Earnings Per Common Share[1]			
Income before discontinued operations and extraordinary item attributable to Verizon	**$ 1.29**	$ 2.26	$ 1.90
Income from discontinued operations attributable to Verizon, net of tax	**–**	–	0.05
Extraordinary item attributable to Verizon, net of tax	**–**	–	(0.05)
Net Income attributable to Verizon	**$ 1.29**	$ 2.26	$ 1.90
Weighted-average shares outstanding (in millions)	**2,841**	2,850	2,902

(1) Total per share amounts may not add due to rounding

See Notes to Consolidated Financial Statements

Consolidated Balance Sheets

(dollars in millions, except per share amounts)

At December 31,	2009	2008
Assets		
Current assets		
Cash and cash equivalents	$ 2,009	$ 9,782
Short-term investments	490	509
Accounts receivable, net of allowances of $976 and $941	12,573	11,703
Inventories	2,289	2,092
Prepaid expenses and other	5,247	1,989
Total current assets	22,608	26,075
Plant, property and equipment	228,518	215,605
Less accumulated depreciation	137,052	129,059
	91,466	86,546
Investments in unconsolidated businesses	3,535	3,393
Wireless licenses	72,067	61,974
Goodwill	22,472	6,035
Other intangible assets, net	6,764	5,199
Other investments	–	4,781
Other assets	8,339	8,349
Total assets	$ 227,251	$ 202,352
Liabilities and Equity		
Current liabilities		
Debt maturing within one year	$ 7,205	$ 4,993
Accounts payable and accrued liabilities	15,223	13,814
Other	6,708	7,099
Total current liabilities	29,136	25,906
Long-term debt	55,051	46,959
Employee benefit obligations	32,622	32,512
Deferred income taxes	19,310	11,769
Other liabilities	6,765	6,301
Equity		
Series preferred stock ($.10 par value; none issued)	–	–
Common stock ($.10 par value; 2,967,610,119 shares issued in both periods)	297	297
Contributed capital	40,108	40,291
Reinvested earnings	17,592	19,250
Accumulated other comprehensive loss	(11,479)	(13,372)
Common stock in treasury, at cost	(5,000)	(4,839)
Deferred compensation – employee stock ownership plans and other	88	79
Noncontrolling interest	42,761	37,199
Total equity	84,367	78,905
Total liabilities and equity	$ 227,251	$ 202,352

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

(dollars in millions)

Years Ended December 31,	**2009**	2008	2007
Cash Flows from Operating Activities			
Net Income	**$ 10,358**	$ 12,583	$ 10,574
Adjustments to reconcile net income to net cash provided by operating activities – continuing operations:			
Depreciation and amortization expense	**16,532**	14,565	14,377
Employee retirement benefits	**5,095**	1,955	1,720
Deferred income taxes	**1,384**	2,183	408
Provision for uncollectible accounts	**1,306**	1,085	1,047
Equity in earnings of unconsolidated businesses, net of dividends received	**389**	212	1,986
Extraordinary item, net of tax	**–**	–	131
Changes in current assets and liabilities, net of effects from acquisition/disposition of businesses:			
Accounts receivable	**(1,393)**	(1,085)	(1,931)
Inventories	**235**	(188)	(255)
Other assets	**(102)**	(59)	(140)
Accounts payable and accrued liabilites	**(1,251)**	(1,701)	(567)
Other, net	**(988)**	(1,993)	59
Net cash provided by operating activities – continuing operations	**31,565**	27,557	27,409
Net cash used in operating activities – discontinued operations	**–**	–	(570)
Net cash provided by operating activities	**31,565**	27,557	26,839
Cash Flows from Investing Activities			
Capital expenditures (including capitalized software)	**(17,047)**	(17,238)	(17,538)
Acquisitions of licenses, investments and businesses, net of cash acquired	**(5,958)**	(15,904)	(763)
Net change in short-term investments	**84**	1,677	169
Other, net	**(410)**	(114)	1,267
Net cash used in investing activities – continuing operations	**(23,331)**	(31,579)	(16,865)
Net cash provided by investing activities – discontinued operations	**–**	–	757
Net cash used in investing activities	**(23,331)**	(31,579)	(16,108)
Cash Flows from Financing Activities			
Proceeds from long-term borrowings	**12,040**	21,598	3,402
Repayments of long-term borrowings and capital lease obligations	**(19,260)**	(4,146)	(5,503)
Increase (decrease) in short-term obligations, excluding current maturities	**(1,652)**	2,389	(3,252)
Dividends paid	**(5,271)**	(4,994)	(4,773)
Proceeds from sale of common stock	**–**	16	1,274
Purchase of common stock for treasury	**–**	(1,368)	(2,843)
Other, net	**(1,864)**	(844)	(1,102)
Net cash provided by (used in) financing activities – continuing operations	**(16,007)**	12,651	(12,797)
Net cash used in financing activities – discontinued operations	**–**	–	–
Net cash provided by (used in) financing activities	**(16,007)**	12,651	(12,797)
Increase (decrease) in cash and cash equivalents	**(7,773)**	8,629	(2,066)
Cash and cash equivalents, beginning of year	**9,782**	1,153	3,219
Cash and cash equivalents, end of year	**$ 2,009**	$ 9,782	$ 1,153

See Notes to Consolidated Financial Statements

Consolidated Statements of Changes in Equity

(dollars in millions, except per share amounts, and shares in thousands)

Years Ended December 31,	2009		2008		2007	
	Shares	**Amount**	Shares	Amount	Shares	Amount
Common Stock						
Balance at beginning of year	**2,967,610**	**$ 297**	2,967,610	$ 297	2,967,652	$ 297
Other	**–**	**–**	–	–	(42)	–
Balance at end of year	**2,967,610**	**297**	2,967,610	297	2,967,610	297
Contributed Capital						
Balance at beginning of year		**40,291**		40,316		40,124
Shares issued-employee and shareowner plans		**–**		–		58
Other		**(183)**		(25)		134
Balance at end of year		**40,108**		40,291		40,316
Reinvested Earnings						
Balance at beginning of year		**19,250**		17,884		17,324
Adoption of tax accounting standards		**–**		–		(134)
Adjusted balance at beginning of year		**19,250**		17,884		17,190
Net income attributable to Verizon		**3,651**		6,428		5,521
Dividends declared ($1.87, $1.78 and $1.67 per share)		**(5,309)**		(5,062)		(4,830)
Other		**–**		–		3
Balance at end of year		**17,592**		19,250		17,884
Accumulated Other Comprehensive Loss						
Balance at beginning of year attributable to Verizon		**(13,372)**		(4,484)		(7,503)
Spin-off of local exchange businesses in Maine, New Hampshire and Vermont (Note 3)		**–**		44		–
Adjusted balance at beginning of year		**(13,372)**		(4,440)		(7,503)
Foreign currency translation adjustments		**78**		(231)		838
Unrealized gains (losses) on marketable securities		**87**		(97)		(4)
Unrealized gains (losses) on cash flow hedges		**87**		(40)		1
Defined benefit pension and postretirement plans		**1,641**		(8,564)		1,943
Other		**–**		–		241
Other comprehensive income (loss)		**1,893**		(8,932)		3,019
Balance at end of year attributable to Verizon		**(11,479)**		(13,372)		(4,484)
Treasury Stock						
Balance at beginning of year	**(127,090)**	**(4,839)**	(90,786)	(3,489)	(56,147)	(1,871)
Shares purchased	**–**	**–**	(36,779)	(1,368)	(68,063)	(2,843)
Other (Note 10)	**(5,000)**	**(166)**	–	–	–	–
Shares distributed						
Employee plans	**142**	**5**	468	18	33,411	1,224
Shareowner plans	**6**	**–**	7	–	13	1
Balance at end of year	**(131,942)**	**(5,000)**	(127,090)	(4,839)	(90,786)	(3,489)
Deferred Compensation–ESOPs and Other						
Balance at beginning of year		**79**		79		191
Amortization		**9**		–		(112)
Balance at end of year		**88**		79		79
Noncontrolling Interest						
Balance at beginning of year		**37,199**		32,266		28,310
Net income attributable to noncontrolling interest		**6,707**		6,155		5,053
Other comprehensive income (loss)		**103**		(30)		5
Total comprehensive income		**6,810**		6,125		5,058
Distributions and other		**(1,248)**		(1,192)		(1,102)
Balance at end of year		**42,761**		37,199		32,266
Total Equity		**$ 84,367**		$ 78,905		$ 82,869
Comprehensive Income						
Net income		**$ 10,358**		$ 12,583		$ 10,574
Other comprehensive income (loss)		**1,996**		(8,962)		3,024
Total Comprehensive Income		**$ 12,354**		$ 3,621		$ 13,598
Comprehensive income attributable to noncontrolling interest		**$ 6,810**		$ 6,125		$ 5,058
Comprehensive income (loss) attributable to Verizon		**5,544**		(2,504)		8,540
Total Comprehensive Income		**$ 12,354**		$ 3,621		$ 13,598

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

NOTE 1

DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Verizon Communications Inc. (Verizon or the Company) is one of the world's leading providers of communications services. We have two reportable segments, Domestic Wireless and Wireline. For further information concerning our business segments, see Note 14.

Verizon's Domestic Wireless segment, operating as Verizon Wireless, provides wireless voice and data products and equipment across the United States (U.S.) using one of the most extensive and reliable wireless networks in the nation. Verizon Wireless continues to expand its wireless data, messaging and multi-media offerings at broadband speeds for both consumer and business customers.

Our Wireline segment provides communications services, including voice, broadband video and data, network access, nationwide long distance and other communications products and services, and also owns and operates one of the most expansive end-to-end global Internet Protocol (IP) networks. We continue to deploy advanced broadband network technology, with our fiber-to-the-premises network, operated under the FiOS service mark, creating a platform with sufficient bandwidth and capabilities to meet customers' current and future needs. FiOS allows us to offer our customers a wide array of broadband services, including advanced data and video offerings. Our IP network includes over 485,000 route miles of fiber optic cable and provides access to over 150 countries across six continents, enabling us to provide next-generation IP network products and information technology services to medium and large businesses and government customers worldwide.

Consolidation

The method of accounting applied to investments, whether consolidated, equity or cost, involves an evaluation of all significant terms of the investments that explicitly grant or suggest evidence of control or influence over the operations of the investee. The consolidated financial statements include our controlled subsidiaries. For controlled subsidiaries that are not wholly owned, the noncontrolling interest is included in Net income and Total equity. Investments in businesses which we do not control, but have the ability to exercise significant influence over operating and financial policies, are accounted for using the equity method. Investments in which we do not have the ability to exercise significant influence over operating and financial policies are accounted for under the cost method. Equity and cost method investments are included in Investments in unconsolidated businesses in our consolidated balance sheets. Certain of our cost method investments are classified as available-for-sale securities and adjusted to fair value pursuant to the accounting standard related to debt and equity securities. All significant intercompany accounts and transactions have been eliminated.

We have evaluated subsequent events through February 26, 2010, the date these consolidated financial statements were filed with the U.S. Securities and Exchange Commission (SEC).

We have reclassified certain prior year amounts to conform to the current year presentation.

Use of Estimates

We prepare our financial statements using U.S. generally accepted accounting principles (GAAP), which require management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates.

Examples of significant estimates include: the allowance for doubtful accounts, the recoverability of plant, property and equipment, the recoverability of intangible assets and other long-lived assets, unbilled revenues, fair values of financial instruments, unrecognized tax benefits, valuation allowances on tax assets, accrued expenses, pension and postretirement benefit assumptions, contingencies and allocation of purchase prices in connection with business combinations.

Revenue Recognition

Domestic Wireless

Our Domestic Wireless segment earns revenue by providing access to and usage of its network, which includes voice and data revenue. In general, access revenue is billed one month in advance and recognized when earned. Usage revenue is generally billed in arrears and recognized when service is rendered. Equipment sales revenue associated with the sale of wireless handsets and accessories is recognized when the products are delivered to and accepted by the customer, as this is considered to be a separate earnings process from the sale of wireless services. Activation fees charged to customers are considered additional arrangement consideration and are recorded in Equipment and other revenue, generally, at the time of customer acceptance. For agreements involving the resale of third-party services in which we are considered the primary obligor in the arrangements, we record the revenue gross at the time of the sale.

Wireline

Our Wireline segment earns revenue based upon usage of its network and facilities and contract fees. In general, fixed monthly fees for voice, video, data and certain other services are billed one month in advance and recognized when earned. Revenue from services that are not fixed in amount and are based on usage is generally billed in arrears and recognized when such services are provided.

When we bundle the equipment with maintenance and monitoring services, we recognize equipment revenue when the equipment is installed in accordance with contractual specifications and ready for the customer's use. The maintenance and monitoring services are recognized monthly over the term of the contract as we provide the services. Long-term contracts are accounted for using the percentage of completion method. We use the completed contract method if we cannot estimate the costs with a reasonable degree of reliability.

Customer activation fees, along with the related costs up to but not exceeding the activation fees, are deferred and amortized over the estimated customer relationship period.

We report taxes imposed by governmental authorities on revenue-producing transactions between us and our customers on a net basis.

Discontinued Operations, Assets Held for Sale, and Sales of Businesses and Investments

We classify as discontinued operations for all periods presented any component of our business that we hold for sale or disposal that has operations and cash flows that are clearly distinguishable operationally and for financial reporting purposes. For those components, Verizon has no significant continuing involvement after disposal and their operations and cash flows are eliminated from Verizon's ongoing operations.

Maintenance and Repairs

We charge the cost of maintenance and repairs, including the cost of replacing minor items not constituting substantial betterments, principally to Cost of services and sales as these costs are incurred.

Notes to Consolidated Financial Statements continued

Advertising Costs

Costs for advertising products and services as well as other promotional and sponsorship costs are charged to Selling, general and administrative expense in the periods in which they are incurred (see Note 16).

Earnings Per Common Share

Basic earnings per common share are based on the weighted-average number of shares outstanding during the period. Where appropriate, diluted earnings per common share include the dilutive effect of shares issuable under our stock-based compensation plans.

Dilutive stock options outstanding to purchase shares included in the computation of diluted earnings per common share for the years ended December 31, 2009 were not significant. There were approximately 1 million and 4 million weighted-average dilutive shares, respectively, included in the computation of diluted earnings per common share for the years ended December 31, 2008 and 2007. Outstanding options to purchase shares that were not included in the computation of diluted earnings per common share because to do so would have been anti-dilutive for the period, including approximately 112 million, 158 million and 170 million weighted-average shares for the years ended December 31, 2009, 2008 and 2007 respectively.

We are authorized to issue up to 4.25 billion and 250 million shares of common stock and Series Preferred Stock, respectively.

Cash and Cash Equivalents

We consider all highly liquid investments with a maturity of 90 days or less when purchased to be cash equivalents. Cash equivalents are stated at cost, which approximates market value and include amounts held in money market funds.

Marketable Securities

We have investments in marketable securities which are considered "available-for-sale" under the provisions of the accounting standard for certain debt and equity securities. Marketable securities are included in the accompanying consolidated balance sheets in Short-term investments, Investments in unconsolidated businesses or Other assets. We continually evaluate our investments in marketable securities for impairment due to declines in market value considered to be other-than-temporary. That evaluation includes, in addition to persistent, declining stock prices, general economic and company-specific evaluations. In the event of a determination that a decline in market value is other-than-temporary, a charge to earnings is recorded for the loss, and a new cost basis in the investment is established.

Inventories

Inventory consists primarily of wireless and wireline equipment held for sale, which is carried at the lower of cost (determined principally on either an average cost or first-in, first-out basis) or market. We also include in inventory new and reusable supplies and network equipment of our local telephone operations, which are stated principally at average original cost, except that specific costs are used in case of large individual items.

Plant and Depreciation

We record plant, property and equipment at cost. Our local telephone operations' depreciation expense is principally based on the composite group remaining life method and straight-line composite rates. This method provides for the recognition of the cost of the remaining net investment in local telephone plant, less anticipated net salvage value, over the remaining asset lives. This method requires the periodic revision of depreciation rates.

Plant, property and equipment of other wireline and wireless operations are generally depreciated on a straight-line basis. The asset lives used by our operations are presented in the following table:

Average Useful Lives (in years)	
Buildings	15 – 45
Central office and other network equipment	3 – 15
Outside communications plant	
Copper cable	15
Fiber cable (including undersea cable)	11 – 25
Poles, conduit and other	30 – 50
Furniture, vehicles and other	2 – 20

When we replace, retire or otherwise dispose of depreciable plant used in our local telephone network, we deduct the carrying amount of such plant from the respective accounts and charge it to accumulated depreciation. When the depreciable assets of our other wireline and wireless operations are retired or otherwise disposed of, the related cost and accumulated depreciation are deducted from the plant accounts, and any gains or losses on disposition are recognized in income.

We capitalize and depreciate network software purchased or developed along with related plant assets. We also capitalize interest associated with the acquisition or construction of network-related assets. Capitalized interest is reported and depreciated as part of the cost of the network-related assets and as a reduction in interest expense.

In connection with our ongoing review of the estimated remaining average useful lives of plant, property and equipment, we determined that there were no changes necessary to average useful lives for 2010. We determined effective January 1, 2009 that the average useful lives of fiber cable (not including undersea cable) would be increased to 25 years from 20 to 25 years and the average useful lives of copper cable would be changed to 15 years from 13 to 18 years. These changes did not have a significant impact on depreciation expense. Effective January 1, 2008 the average useful lives of fiber cable was increased from 20 years to 20 to 25 years. This change did not result in a significant impact to depreciation expense. While the timing and extent of current deployment plans are subject to ongoing analysis and modification, we believe the current estimates of useful lives are reasonable.

Computer Software Costs

We capitalize the cost of internal-use network and non-network software, which has a useful life in excess of one year. Subsequent additions, modifications or upgrades to internal-use network and non-network software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. Also, we capitalize interest associated with the development of internal-use network and non-network software. Capitalized non-network internal-use software costs are amortized using the straight-line method over a period of 2 to 7 years and are included in Other intangible assets, net in our consolidated balance sheets. For a discussion of our impairment policy for capitalized software costs, see "Goodwill and Other Intangible Assets" below. Also, see Note 4 for additional detail of internal-use non-network software reflected in our consolidated balance sheets.

Goodwill and Other Intangible Assets

Goodwill

Goodwill is the excess of the acquisition cost of businesses over the fair value of the identifiable net assets acquired. Impairment testing for goodwill is performed annually in the fourth fiscal quarter or more frequently if indications of potential impairment exist. The impairment test for goodwill uses a two-step approach, which is performed at the reporting unit level. We have determined that in our case, the reporting units are our operating segments since that is the lowest level at which discrete, reliable financial and cash flow information is regularly reviewed by our chief operating decision maker. Step one compares the fair value of the reporting unit (calculated using a market approach and/or a discounted cash flow method) to its carrying value. If the carrying value exceeds the fair value, there is a potential impairment and step two must be performed. Step two compares the carrying value of the reporting unit's goodwill to its implied fair value (i.e., fair value of reporting unit less the fair value of the unit's assets and liabilities, including identifiable intangible assets). If the implied fair value of goodwill is less than the carrying amount of goodwill, an impairment is recognized.

Intangible Assets Not Subject to Amortization

A significant portion of our intangible assets are wireless licenses that provide our wireless operations with the exclusive right to utilize designated radio frequency spectrum to provide cellular communication services. While licenses are issued for only a fixed time, generally ten years, such licenses are subject to renewal by the Federal Communications Commission (FCC). Renewals of licenses have occurred routinely and at nominal cost. Moreover, we have determined that there are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of our wireless licenses. As a result, we treat the wireless licenses as an indefinite-lived intangible asset. We reevaluate the useful life determination for wireless licenses each reporting period to determine whether events and circumstances continue to support an indefinite useful life.

We test our wireless licenses for potential impairment annually or more frequently if indications of impairment exist. We evaluate our licenses on an aggregate basis using a direct income-based value approach. The direct value approach estimates fair value using a discounted cash flow analysis to estimate what a marketplace participant would be willing to pay to purchase the aggregated wireless licenses as of the valuation date. If the fair value of the aggregated wireless licenses is less than the aggregated carrying amount of the licenses, an impairment is recognized.

Interest expense incurred while qualifying activities to develop wireless licenses for service are underway is capitalized as part of wireless licenses. The capitalization period ends when the development is completed.

Intangible Assets Subject to Amortization

Our intangible assets that do not have indefinite lives (primarily customer lists and non-network internal-use software) are amortized over their useful lives and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If any indications were present, we would test for recoverability by comparing the carrying amount of the asset to the net undiscounted cash flows expected to be generated from the asset. If those net undiscounted cash flows do not exceed the carrying amount (i.e., the asset is not recoverable), we would perform the next step, which is to determine the fair value of the asset and record an impairment, if any. We reevaluate the useful life determinations for these intangible assets each reporting period to determine whether events and circumstances warrant a revision in their remaining useful lives.

For information related to the carrying amount of goodwill by segment, wireless licenses and other intangible assets, as well as the major components and average useful lives of our other acquired intangible assets, see Note 4.

Fair Value Measurements

Fair value of financial and non-financial assets and liabilities is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The three-tier hierarchy for inputs used in measuring fair value, which prioritizes the inputs used in the methodologies of measuring fair value for assets and liabilities, is as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities
Level 2 – Observable inputs other than quoted prices in active markets for identical assets and liabilities
Level 3 – No observable pricing inputs in the market

Financial assets and financial liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. Our assessment of the significance of a particular input to the fair value measurements requires judgment, and may affect the valuation of the assets and liabilities being measured and their placement within the fair value hierarchy.

See Note 10 for further details on our fair value measurements.

Income Taxes

Our effective tax rate is based on pre-tax income, statutory tax rates, tax laws and regulations and tax planning strategies available to us in the various jurisdictions in which we operate.

Deferred income taxes are provided for temporary differences in the bases between financial statement and income tax assets and liabilities. Deferred income taxes are recalculated annually at rates then in effect. We record valuation allowances to reduce our deferred tax assets to the amount that is more likely than not to be realized.

We use a two-step approach for recognizing and measuring tax benefits taken or expected to be taken in a tax return. The first step is recognition: we determine whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, we presume that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. The second step is measurement: a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Differences between tax positions taken in a tax return and amounts recognized in the financial statements will generally result in one or more of the following: an increase in a liability for income taxes payable, a reduction of an income tax refund receivable, a reduction in a deferred tax asset, or an increase in a deferred tax liability.

The accounting standard relating to income taxes generated by leveraged lease transactions requires that changes in the projected timing of income tax cash flows generated by a leveraged lease transaction be recognized as a gain or loss in the year in which the change occurs.

Significant management judgment is required in evaluating our tax positions and in determining our effective tax rate.

Stock-Based Compensation

We measure and recognize compensation expense for all stock-based compensation awards made to employees and directors based on estimated fair values. See Note 11 for further details.

Foreign Currency Translation

The functional currency of our foreign operations is generally the local currency. For these foreign entities, we translate income statement amounts at average exchange rates for the period, and we translate assets and liabilities at end-of-period exchange rates. We record these translation adjustments in Accumulated other comprehensive loss, a separate component of Equity, in our consolidated balance sheets. We report exchange gains and losses on intercompany foreign currency transactions of a long-term nature in Accumulated other comprehensive loss. Other exchange gains and losses are reported in income.

Employee Benefit Plans

Pension and postretirement health care and life insurance benefits earned during the year as well as interest on projected benefit obligations are accrued currently. Prior service costs and credits resulting from changes in plan benefits are amortized over the average remaining service period of the employees expected to receive benefits. Expected return on plan assets is determined by applying the return on assets assumption to the market-related value of assets. Verizon management employees no longer earn pension benefits or earn service towards the company retiree medical subsidy (see Note 12).

We recognize a defined benefit postretirement plan's funded status as either an asset or liability on the consolidated balance sheets. Also, we measure any unrecognized actuarial gains and losses and prior service costs and credits that arise during the period as a component of Accumulated other comprehensive loss, net of applicable income tax.

Derivative Instruments

We have entered into derivative transactions primarily to manage our exposure to fluctuations in foreign currency exchange rates, interest rates, equity and commodity prices. We employ risk management strategies, which may include the use of a variety of derivatives including cross currency swaps, foreign currency and prepaid forwards and collars, interest rate and commodity swap agreements and interest rate locks. We do not hold derivatives for trading purposes.

We measure all derivatives, including derivatives embedded in other financial instruments, at fair value and recognize them as either assets or liabilities on our consolidated balance sheets. Our derivative instruments are valued primarily using models based on readily observable market parameters for all substantial terms of our derivative contracts and thus are classified as Level 2. Changes in the fair values of derivative instruments not qualifying as hedges or any ineffective portion of hedges are recognized in earnings in the current period. Changes in the fair values of derivative instruments used effectively as fair value hedges are recognized in earnings, along with changes in the fair value of the hedged item. Changes in the fair value of the effective portions of cash flow hedges are reported in Other comprehensive income (loss) and recognized in earnings when the hedged item is recognized in earnings.

Recently Adopted Accounting Standards

On January 1, 2009, we adopted the accounting standard relating to business combinations, including assets acquired and liabilities assumed arising from contingencies. This standard requires the use of the acquisition method of accounting, defines the acquirer, establishes the acquisition date and applies to all transactions and other events in which one entity obtains control over one or more other businesses. Upon our adoption of this standard, we were required to expense certain transaction costs and related fees associated with business combinations that were previously capitalized. In addition, with the adoption of this standard, changes to valuation allowances for acquired deferred income tax assets and adjustments to unrecognized tax benefits acquired generally are to be recognized as adjustments to income tax expense rather than goodwill.

The adoption of the following accounting standards and updates during 2009 did not result in a significant impact to our consolidated financial statements:

On January 1, 2009, we adopted the accounting standard relating to disclosures about derivative instruments and hedging activities, which requires additional disclosures that include how and why an entity uses derivatives, how these instruments and the related hedged items are accounted for and how derivative instruments and related hedged items affect the entity's financial position, results of operations and cash flows.

On January 1, 2009, we adopted the accounting standard that modifies the determination of the useful life of intangible assets from a requirement to consider whether an intangible asset can be renewed without substantial cost or material modifications to the existing terms and conditions to one that requires an entity consider its own historical experience in renewing similar arrangements, or a consideration of market participant assumptions in the absence of historical experience. This standard also requires disclosure of information that enables users of financial statements to assess the extent to which the expected future cash flows associated with the asset are affected by the entity's intent and ability to renew or extend the arrangements.

On June 15, 2009, we prospectively adopted the accounting standard regarding the accounting for, and disclosure of, events that occur after the balance sheet date but before the financial statements are issued.

On June 15, 2009, we adopted the accounting standard that amends the requirements for disclosures about fair value of financial instruments for annual, as well as interim, reporting periods. This standard was effective prospectively for all interim and annual reporting periods ending after June 15, 2009.

On June 15, 2009, we prospectively adopted the accounting standard that amends requirements for recognizing and measuring other-than-temporary impairment of debt securities classified as held to maturity or available for sale. The presentation and disclosure requirements apply to both debt and equity securities.

On June 15, 2009, we prospectively adopted the accounting standard regarding estimating fair value measurements when the volume and level of activity for the asset or liability has significantly decreased, which also provides guidance for identifying transactions that are not orderly.

On August 28, 2009, we adopted the accounting standard update regarding the measurement of liabilities at fair value. This standard update provides techniques to use in measuring fair value of a liability in circumstances in which a quoted price in an active market for the identical liability is not readily available.

In December 2008, the accounting standard regarding employers' disclosures about postretirement benefit plan assets was updated to require us, as a plan sponsor, to provide disclosures about plan assets, including categories of plan assets, the nature of concentrations of risk and disclosures about fair value measurements of plan assets, which became effective as of December 31, 2009.

Recent Accounting Standards

In June 2009, the accounting standard regarding the requirements of consolidation accounting for variable interest entities was updated to require an enterprise to perform an analysis to determine whether the entity's variable interest or interests give it a controlling interest in a variable interest entity. The adoption of this standard, effective January 1, 2010, is not expected to have a significant impact on our consolidated financial statements.

In September 2009, the accounting standard regarding multiple deliverable arrangements was updated to require the use of the relative selling price method when allocating revenue in these types of arrangements. This method allows a vendor to use its best estimate of selling price if neither vendor specific objective evidence nor third party evidence of selling price exists when evaluating multiple deliverable arrangements. This standard update is effective January 1, 2011 and may be adopted prospectively for revenue arrangements entered into or materially modified after the date of adoption or retrospectively for all revenue arrangements for all periods presented. We are currently evaluating the impact that this standard update will have on our consolidated financial statements.

In September 2009, the accounting standard regarding arrangements that include software elements was updated to require tangible products that contain software and non-software elements that work together to deliver the products essential functionality to be evaluated under the accounting standard regarding multiple deliverable arrangements. This standard update is effective January 1, 2011 and may be adopted prospectively for revenue arrangements entered into or materially modified after the date of adoption or retrospectively for all revenue arrangements for all periods presented. We are currently evaluating the impact that this standard update will have on our consolidated financial statements.

NOTE 2

ACQUISITIONS

Acquisition of Alltel Corporation

On June 5, 2008, Verizon Wireless entered into an agreement and plan of merger with Alltel Corporation (Alltel), a provider of wireless voice and data services to consumer and business customers in 34 states, and its controlling stockholder, Atlantis Holdings LLC, an affiliate of private investment firms TPG Capital and GS Capital Partners, to acquire, in an all-cash merger, 100% of the equity of Alltel for cash consideration of $5.9 billion and the assumption of approximately $24 billion of aggregate principal amount of Alltel debt. Verizon Wireless closed the transaction on January 9, 2009.

We expect to experience substantial operational benefits from the acquisition of Alltel, including additional combined overall cost savings from reduced roaming costs by moving more traffic to our own network, reduced network-related costs from the elimination of duplicate facilities, consolidation of platforms, efficient traffic consolidation, and reduced overall expenses relating to advertising, overhead and headcount. We expect reduced combined capital expenditures as a result of greater economies of scale and the rationalization of network assets. We believe that the use of the same technology platform is facilitating the integration of Alltel's network operations with ours.

We have substantially completed the appraisals necessary to assess the fair values of the tangible and intangible assets acquired and liabilities assumed, the fair value of noncontrolling interests, and the amount of goodwill recognized as of the acquisition date.

The fair values of the assets acquired and liabilities assumed were determined using the income, cost, and market approaches. The fair value measurements were primarily based on significant inputs that are not observable in the market other than interest rate swaps (see Note 10) and long-term debt assumed in the acquisition. The income approach was primarily used to value the intangible assets, consisting primarily of wireless licenses and customer relationships. The income approach indicates value for a subject asset based on the present value of cash flows projected to be generated by the asset. Projected cash flows are discounted at a required market rate of return that reflects the relative risk of achieving the cash flows and the time value of money. The cost approach, which estimates value by determining the current cost of replacing an asset with another of equivalent economic utility, was used, as appropriate, for plant, property and equipment. The cost to replace a given asset reflects the estimated reproduction or replacement cost for the asset, less an allowance for loss in value due to depreciation. The market approach, which indicates value for a subject asset based on available market pricing for comparable assets, was utilized in combination with the income approach for certain acquired investments. Additionally, Alltel historically conducted business operations in certain markets through non-wholly owned entities (Managed Partnerships). The fair value of the noncontrolling interests in these Managed Partnerships as of the acquisition date of approximately $586 million was estimated by using a market approach. The market approach indicates value based on financial multiples available for similar entities and adjustments for the lack of control or lack of marketability that market participants would consider in determining fair value of the Managed Partnerships. The fair value of the majority of the long-term debt assumed and held was primarily valued using quoted market prices.

The following table summarizes the consideration paid and the allocation of the assets acquired, including cash acquired of $1.0 billion, and liabilities assumed as of the close of the acquisition, as well as the fair value at the acquisition date of Alltel's noncontrolling partnership interests:

	(dollars in millions)
Assets acquired	
Current assets	$ 2,760
Plant, property and equipment	3,513
Wireless licenses	9,444
Goodwill	16,353
Intangible assets subject to amortization	2,391
Other assets	2,444
Total assets acquired	36,905
Liabilities assumed	
Current liabilities	1,833
Long-term debt	23,929
Deferred income taxes and other liabilities	5,032
Total liabilities assumed	30,794
Net assets acquired	6,111
Noncontrolling interest	(519)
Contributed capital	333
Total cash consideration	$ 5,925

Included in the above purchase price allocation is $2.1 billion of net assets to be divested as a condition of the regulatory approval as described below.

Wireless licenses have an indefinite life, and accordingly, are not subject to amortization. The weighted average period prior to renewal of these licenses at acquisition is approximately 5.7 years. The customer relationships included in Intangible assets subject to amortization are being amortized using an accelerated method over 8 years, and other intangibles are being amortized on a straight-line basis or an accelerated method over a period of 2 to 3 years. Goodwill of approximately $1.4 billion is expected to be deductible for tax purposes.

Alltel Divestiture Markets

As a condition of the regulatory approvals by the Department of Justice (DOJ) and the FCC to complete the Alltel acquisition, Verizon Wireless is required to divest overlapping properties in 105 operating markets in 24 states (Alltel Divestiture Markets). These markets consist primarily of Alltel operations, but also include a small number of pre-merger operations of Verizon Wireless. As of December 31, 2009, total assets and total liabilities to be divested of $2.6 billion and $0.1 billion, respectively, principally comprised of network assets, wireless licenses and customer relationships are included in Prepaid expenses and other current assets and Other current liabilities, respectively, on the accompanying consolidated balance sheets as a result of entering into the transactions described below.

On May 8, 2009, Verizon Wireless entered into a definitive agreement with AT&T Mobility LLC (AT&T Mobility), a subsidiary of AT&T Inc. (AT&T), pursuant to which AT&T Mobility agreed to acquire 79 of the 105 Alltel Divestiture Markets, including licenses and network assets for approximately $2.4 billion in cash. On June 9, 2009, Verizon Wireless entered into a definitive agreement with Atlantic Tele-Network, Inc. (ATN), pursuant to which ATN agreed to acquire the remaining 26 Alltel Divestiture Markets that were not included in the transaction with AT&T Mobility, including licenses and network assets, for $200 million in cash. Verizon Wireless expects to close the transactions with AT&T Mobility and ATN during the first half of 2010. Completion of each of the foregoing transactions is subject to receipt of regulatory approvals.

Pro Forma Information

The unaudited pro forma information presents the combined operating results of Verizon and Alltel, with the results prior to the acquisition date adjusted to include the pro forma impact of: the elimination of transactions between Verizon and Alltel; the adjustment of amortization of intangible assets and depreciation of fixed assets based on the purchase price allocation; the elimination of merger expenses and management fees incurred by Alltel; and the adjustment of interest expense reflecting the assumption and partial redemption of Alltel's debt and incremental borrowing incurred by Verizon Wireless to complete the acquisition of Alltel.

The unaudited pro forma results are presented for illustrative purposes only and do not reflect the realization of potential cost savings, or any related integration costs. Certain cost savings may result from the merger; however, there can be no assurance that these cost savings will be achieved. These pro forma results do not purport to be indicative of the results that would have actually been obtained if the merger occurred as of January 1, 2008, nor does the pro forma data intend to be a projection of results that may be obtained in the future.

The following unaudited pro forma consolidated results of operations assume that the acquisition of Alltel was completed as of January 1, 2008:

(dollars in millions, except per share amounts) Year ended December 31,	2008
Operating revenues	$ 106,509
Net income attributable to Verizon	6,482
Earnings per common share from net income attributable to Verizon:	
Basic	2.28
Diluted	2.27

Consolidated results of operations reported for the year ended December 31, 2009 were not significantly different than the pro forma consolidated results of operations assuming the acquisition of Alltel was completed on January 1, 2009.

Acquisition of Rural Cellular Corporation

On August 7, 2008, Verizon Wireless acquired 100% of the outstanding common stock and redeemed all of the preferred stock of Rural Cellular Corporation (Rural Cellular) in a cash transaction valued at approximately $1.3 billion. Rural Cellular was a wireless communications service provider operating under the trade name of "Unicel," focusing primarily on rural markets in the United States. We believe that the acquisition has enhanced Verizon Wireless's network coverage in markets adjacent to its existing service areas and has enabled Verizon Wireless to achieve operational benefits through realizing synergies in reduced roaming and other operating expenses.

Had this acquisition been consummated on January 1, 2008, the results of Rural Cellular's acquired operations would not have had a significant impact on the consolidated net income attributable to Verizon.

The acquisition of Rural Cellular has been accounted for as a business combination under the purchase method. The following table summarizes the allocation of the acquisition cost to the assets acquired, including cash acquired of $42 million, and liabilities assumed as of the acquisition date:

	(dollars in millions)
Assets acquired	
Wireless licenses	$ 1,095
Goodwill	925
Intangible assets subject to amortization	206
Other assets	971
Total assets acquired	3,197
Liabilities assumed	
Long-term debt	1,505
Deferred income taxes and other liabilities	376
Total liabilities assumed	1,881
Net assets acquired	$ 1,316

As part of its regulatory approval for the Rural Cellular acquisition, the FCC and DOJ required the divestiture of six operating markets, including all of Rural Cellular's operations in Vermont and New York as well as its operations in Okanogan and Ferry, WA. Included in Other assets in the table above are assets that were divested of $485 million. On December 22, 2008, we exchanged these assets and an additional cellular license with AT&T for assets having a total aggregate value of approximately $495 million.

Merger Integration and Acquisition Costs
During 2009, we recorded pretax charges of $1,211 million ($380 million attributable to Verizon after-tax) for merger integration activities primarily related to the Alltel acquisition including trade name amortization, re-branding initiatives and handset conversion costs. Additionally, the 2009 charges also included transaction fees and costs associated with the acquisition, including fees related to the credit facility that was entered into and utilized to complete the acquisition.

In 2008 and 2007, we recorded pretax charges of $174 million ($107 million attributable to Verizon after-tax) and $178 million ($112 million after-tax), respectively, primarily comprised of systems integration activities and other costs related to re-branding initiatives, facility exit costs and advertising associated with the MCI acquisition.

Other
On May 8, 2009, Verizon Wireless entered into an agreement with AT&T to purchase certain assets of Centennial Communications Corporation for $240 million. Completion of the foregoing transaction is subject to the receipt of regulatory approval.

In July 2007, Verizon acquired a security-services firm for $435 million, primarily resulting in goodwill of $343 million and other intangible assets of $81 million. This acquisition was made to enhance our managed information security services to large business and government customers worldwide. This acquisition was integrated into the Wireline segment.

NOTE 3

DISPOSITIONS, DISCONTINUED OPERATIONS AND EXTRAORDINARY ITEM

Dispositions
2009
On May 13, 2009, we announced plans to spin off a newly formed subsidiary of Verizon (Spinco) to our stockholders. Spinco will hold defined assets and liabilities of the local exchange business and related landline activities of Verizon in Arizona, Idaho, Illinois, Indiana, Michigan, Nevada, North Carolina, Ohio, Oregon, South Carolina, Washington, West Virginia and Wisconsin, and in portions of California bordering Arizona, Nevada and Oregon, including Internet access and long distance services and broadband video provided to designated customers in those areas. Immediately following the spin-off, Spinco plans to merge with Frontier Communications Corporation (Frontier) pursuant to a definitive agreement with Frontier, and Frontier will be the surviving corporation. The transactions do not involve any assets or liabilities of Verizon Wireless. The merger will result in Frontier acquiring approximately 4 million access lines and certain related businesses from Verizon, which collectively generated annual revenues of approximately $4 billion for Verizon's Wireline segment.

Depending on the trading prices of Frontier common stock prior to the closing of the merger, Verizon stockholders will collectively own between approximately 66% and 71% of Frontier's outstanding equity immediately following the closing of the merger, and Frontier stockholders will collectively own between approximately 29% and 34% of Frontier's outstanding equity immediately following the closing of the merger (in each case, before any closing adjustments). The actual number of shares of common stock to be issued by Frontier in the merger will be calculated based upon several factors, including the average trading price of Frontier common stock during a pre-closing measuring period (subject to a collar) and other closing adjustments. Verizon will not own any shares of Frontier after the merger.

Both the spin-off and merger are expected to qualify as tax-free transactions, except to the extent that cash is paid to Verizon stockholders in lieu of fractional shares.

In connection with the spin-off, Verizon expects to receive from Spinco approximately $3.3 billion in value through a combination of a special cash payment to Verizon, a reduction in Verizon's consolidated indebtedness, and, in certain circumstances, the issuance to Verizon of debt securities of Spinco. In the merger, Verizon stockholders are expected to receive approximately $5.3 billion of Frontier common stock, assuming the average trading price of Frontier common stock during the pre-closing measuring period is within the collar and no closing adjustments.

During 2009, we recorded pretax charges of $453 million ($287 million after-tax) for costs incurred related to our Wireline cost reduction initiatives, as well as network, non-network software and other activities to enable the markets to be divested to operate on a stand-alone basis subsequent to the closing of the transaction with Frontier, and professional advisory and legal fees in connection with this transaction.

2008
On March 31, 2008, we completed the spin-off of the shares of Northern New England Spinco Inc. to Verizon shareowners and the merger of Northern New England Spinco Inc. with FairPoint Communications, Inc. As a result of the spin-off, our net debt was reduced by approximately $1.4 billion. The consolidated statements of income for the periods presented include the results of operations of the local exchange and related business assets in Maine, New Hampshire and Vermont through the date of completion of the spin-off.

During 2008, we recorded pretax charges of $103 million ($81 million after-tax), for costs incurred related to the separation of the wireline facilities and operations in Maine, New Hampshire and Vermont from Verizon at the closing of the transaction, as well as for professional advisory and legal fees in connection with this transaction.

Discontinued Operations

On March 30, 2007, we completed the sale of our 52% interest in Telecomunicaciones de Puerto Rico, Inc. (TELPRI) and received gross proceeds of approximately $980 million. The sale resulted in a pretax gain of $120 million ($70 million after-tax). Verizon contributed $100 million ($65 million after-tax) of the proceeds to the Verizon Foundation.

We have classified the financial information of TELPRI as discontinued operations in the consolidated financial statements for all periods presented through the date of the divestiture.

Income from discontinued operations, net of tax, presented in the consolidated statements of income during the year ended December 31, 2007 included operating revenues of $306 million, income before provision for income taxes of $185 million, provision for income taxes of $43 million and income from discontinued operations, net of tax of $142 million.

Extraordinary Item

In January 2007, the Bolivarian Republic of Venezuela (the Republic) declared its intent to nationalize certain companies, including Compañía Anónima Nacional Teléfonos de Venezuela (CANTV). On February 12, 2007, we entered into a Memorandum of Understanding (MOU) with the Republic, which provided that the Republic offer to purchase all of the equity securities of CANTV, including our 28.5% interest, through public tender offers in Venezuela and the United States. Under the terms of the MOU, the prices in the tender offers would be adjusted downward to reflect any dividends declared and paid subsequent to February 12, 2007. During 2007, the tender offers were completed and Verizon received an aggregate amount of approximately $572 million, which included $476 million from the tender offers as well as $96 million of dividends declared and paid subsequent to the MOU. During 2007, based upon our investment balance in CANTV, we recorded an extraordinary loss of $131 million, including taxes of $38 million.

NOTE 4

WIRELESS LICENSES, GOODWILL AND OTHER INTANGIBLE ASSETS

Wireless Licenses

Changes in the carrying amount of wireless licenses are as follows:

	(dollars in millions)
Balance at December 31, 2007	$ 50,796
Wireless licenses acquired	10,626
Capitalized interest on wireless licenses	557
Reclassifications, adjustments and other	(5)
Balance at December 31, 2008	$ 61,974
Wireless licenses acquired (Note 2)	**9,444**
Capitalized interest on wireless licenses	**730**
Reclassifications, adjustments and other	**(81)**
Balance at December 31, 2009	**$ 72,067**

Reclassifications, adjustments and other during 2009 primarily include wireless licenses that are included in the Alltel Divestiture Markets (see Note 2) as held for sale and included in Prepaid expenses and other in the accompanying consolidated balance sheets. As of December 31, 2009 and 2008, $12.2 billion and $12.4 billion, respectively, of wireless licenses were under development for commercial service for which we are capitalizing interest costs.

The average remaining renewal period of our wireless license portfolio was 8.0 years as of December 31, 2009 (see Note 1, Goodwill and Other Intangible Assets – Intangible Assets Not Subject to Amortization).

On March 20, 2008, the FCC announced the results of Auction 73 of wireless spectrum licenses in the 700 MHz band. We were the successful bidder for twenty-five 12 MHz licenses in the A-Block frequency, seventy-seven 12 MHz licenses in the B-Block frequency and seven 22 MHz licenses (nationwide with the exception of Alaska) in the C-Block frequency, with an aggregate bid price of $9,363 million. We have made all required payments to the FCC for these licenses by April 2008. The FCC granted us these licenses on November 26, 2008.

Goodwill

Changes in the carrying amount of goodwill are as follows:

(dollars in millions)

	Domestic Wireless	Wireline	Total
Balance at December 31, 2007	$ 345	$ 4,900	$ 5,245
Acquisitions (Note 2)	954	–	954
Reclassifications, adjustments and other	(2)	(162)	(164)
Balance at December 31, 2008	$ 1,297	$ 4,738	$ 6,035
Acquisitions (Note 2)	**16,353**	**–**	**16,353**
Reclassifications, adjustments and other	**88**	**(4)**	**84**
Balance at December 31, 2009	**$ 17,738**	**$ 4,734**	**$ 22,472**

Reclassifications, adjustments and other in Domestic Wireless during 2009 relate to the finalization of the Rural Cellular purchase accounting, partially offset by goodwill that is included in the Alltel Divestiture Markets (see Note 2) as held for sale and included in Prepaid expenses and other in the accompanying consolidated financial statements. Reclassifications, adjustments and other during 2008 reflect the revised estimated tax losses of acquired assets and liabilities.

Other Intangible Assets

The following table displays the composition of Other intangible assets:

(dollars in millions)

	At December 31, 2009			At December 31, 2008		
	Gross Amount	**Accumulated Amortization**	**Net Amount**	Gross Amount	Accumulated Amortization	Net Amount
Other intangible assets:						
Customer lists (6 to 8 years)	**$ 3,134**	**$ (1,012)**	**$ 2,122**	$ 1,415	$ (595)	$ 820
Non-network internal-use software (2 to 7 years)	**8,455**	**(4,346)**	**4,109**	8,099	(4,102)	3,997
Other (1 to 25 years)	**865**	**(332)**	**533**	465	(83)	382
Total	**$ 12,454**	**$ (5,690)**	**$ 6,764**	$ 9,979	$ (4,780)	$ 5,199

At December 31, 2009, the gross amount of Customer lists, Non-network software and Other includes $2,391 million related to the Alltel acquisition.

The annual amortization expense for Other intangible assets were as follows:

Years	(dollars in millions)
2009	$ 1,970
2008	1,383
2007	1,341

Estimated future annual amortization expense for Other intangible assets at December 31, 2009 is as follows:

Years	(dollars in millions)
2010	$ 1,848
2011	1,496
2012	1,224
2013	987
2014	582

During 2008, we entered into an agreement to acquire a non-exclusive license (the IP License) to a portfolio of intellectual property owned by an entity formed for the purpose of acquiring and licensing intellectual property. We paid an initial fee of $100 million for the IP License, which is included in Other intangible assets, net and is being amortized over the estimated average remaining lives of the licensed intellectual property. In addition, we executed a subscription agreement (with a capital commitment up to $250 million, of which approximately $176 million remains to be funded at December 31, 2009, as required, through 2012) to become a member in a limited liability company (the LLC) formed by the same entity for the purpose of acquiring and licensing additional intellectual property. In connection with this investment, we will receive non-exclusive license rights to certain intellectual property acquired by the LLC for an annual license fee.

NOTE 5

PLANT, PROPERTY AND EQUIPMENT

The following table displays the details of Plant, property and equipment, which is stated at cost:

(dollars in millions)

At December 31,	**2009**	2008
Land	**$ 925**	$ 813
Buildings and equipment	**21,492**	20,085
Network equipment	**184,547**	174,715
Furniture, office and data processing equipment	**9,083**	9,177
Work in progress	**3,331**	3,038
Leasehold improvements	**4,694**	3,903
Vehicles and other	**4,446**	3,874
	228,518	215,605
Less accumulated depreciation	**137,052**	129,059
Total	**$ 91,466**	$ 86,546

NOTE 6

INVESTMENTS IN UNCONSOLIDATED BUSINESSES

Our investments in unconsolidated businesses are comprised of the following:

At December 31,	Ownership	2009	2008
		(dollars in millions)	
Equity Investees			
Vodafone Omnitel	**23.1%**	**$ 1,978**	$ 2,182
Other	**Various**	**1,130**	877
Total equity investees		**3,108**	3,059
Cost Investees	**Various**	**427**	334
Total investments in unconsolidated businesses		**$ 3,535**	$ 3,393

Dividends and repatriations of foreign earnings received from these investees amounted to $942 million in 2009, $779 million in 2008 and $2,571 million in 2007.

Equity Method Investments

Vodafone Omnitel

Vodafone Omnitel N.V. (Vodafone Omnitel) is the second largest wireless communications company in Italy. At December 31, 2009 and 2008, our investment in Vodafone Omnitel included goodwill of $1,132 million and $1,105 million, respectively. During 2009 and 2008, Verizon received net distributions from Vodafone Omnitel of approximately $874 million and $670 million, respectively.

Other Equity Investees

We have limited partnership investments in entities that invest in affordable housing projects, for which we provide funding as a limited partner and receive tax deductions and tax credits based on our partnership interests. At December 31, 2009 and 2008, we had equity investments in these partnerships of $888 million and $761 million, respectively. We adjust the carrying value of these investments for any losses incurred by the limited partnerships through earnings.

The remaining investments include wireless partnerships in the U.S. and other smaller domestic and international investments.

Cost Method Investments

Some of our cost investments are carried at their current market value. Other cost investments are carried at their original cost if the current market value is not readily determinable. We do however, adjust the carrying value of these securities in cases where we have determined that a decline in their estimated market value is other-than-temporary. The carrying value for investments carried at cost was not significant at December 31, 2009 and 2008.

Summarized Financial Information

Summarized financial information for our equity investees is as follows:

Balance Sheet

At December 31,	2009	2008
	(dollars in millions)	
Current assets	**$ 3,588**	$ 3,247
Noncurrent assets	**8,179**	8,315
Total assets	**$ 11,767**	$ 11,562
Current liabilities	**$ 6,804**	$ 5,847
Noncurrent liabilities	**49**	54
Equity	**4,914**	5,661
Total liabilities and equity	**$ 11,767**	$ 11,562

Income Statement

Years Ended December 31,	2009	2008	2007
		(dollars in millions)	
Net revenue	**$ 12,903**	$ 13,077	$ 11,317
Operating income	**4,313**	3,820	4,643
Net income	**2,717**	2,634	2,511

NOTE 7

NONCONTROLLING INTEREST

Noncontrolling interests in equity of subsidiaries were as follows:

At December 31,	2009	2008
	(dollars in millions)	
Noncontrolling interests in consolidated subsidiaries:		
Wireless joint venture	**$ 41,950**	$ 36,683
Cellular partnerships and other	**811**	516
	$ 42,761	$ 37,199

Wireless Joint Venture

Our Domestic Wireless segment, Cellco Partnership doing business as Verizon Wireless (Verizon Wireless) is a joint venture formed in April 2000 by the combination of the U.S. wireless operations and interests of Verizon and Vodafone. Verizon owns a controlling 55% interest in Verizon Wireless and Vodafone owns the remaining 45%.

NOTE 8

LEASING ARRANGEMENTS

As Lessor

We are the lessor in leveraged and direct financing lease agreements for commercial aircraft and power generating facilities, which comprise the majority of the portfolio along with telecommunications equipment, real estate property and other equipment. These leases have remaining terms up to 41 years as of December 31, 2009. In addition, we lease space on certain of our cell towers to other wireless carriers. Minimum lease payments receivable represent unpaid rentals, less principal and interest on third-party nonrecourse debt relating to leveraged lease transactions. Since we have no general liability for this debt, which holds a senior security interest in the leased equipment and rentals, the related principal and interest have been offset against the minimum lease payments receivable in accordance with GAAP. All recourse debt is reflected in our consolidated balance sheets.

Finance lease receivables, which are included in Prepaid expenses and other and Other assets in our consolidated balance sheets are comprised of the following:

(dollars in millions)

At December 31,	2009			2008		
	Leveraged Leases	**Direct Finance Leases**	**Total**	Leveraged Leases	Direct Finance Leases	Total
Minimum lease payments receivable	**$ 2,504**	**$ 166**	**$ 2,670**	$ 2,734	$ 133	$ 2,867
Estimated residual value	**1,410**	**12**	**1,422**	1,501	12	1,513
Unearned income	**(1,251)**	**(19)**	**(1,270)**	(1,400)	(23)	(1,423)
Total	**$ 2,663**	**$ 159**	**$ 2,822**	$ 2,835	$ 122	$ 2,957
Allowance for doubtful accounts			**(158)**			(159)
Finance lease receivables, net			**$ 2,664**			$ 2,798
Current			**$ 72**			$ 46
Noncurrent			**2,592**			2,752
			$ 2,664			$ 2,798

Accumulated deferred taxes arising from leveraged leases, which are included in Deferred income taxes, amounted to $2,081 million at December 31, 2009 and $2,218 million at December 31, 2008.

The following table is a summary of the components of income from leveraged leases:

(dollars in millions)

Years Ended December 31,	2009	2008	2007
Pretax lease income	**$ 83**	$ 74	$ 78
Income tax expense	**34**	30	30
Investment tax credits	**4**	4	4

The future minimum lease payments to be received from noncancelable capital leases (direct financing and leveraged leases), net of nonrecourse loan payments related to leveraged leases, along with payments relating to operating leases for the periods shown at December 31, 2009, are as follows:

(dollars in millions)

Years	Capital Leases	Operating Leases
2010	$ 228	$ 117
2011	169	96
2012	135	70
2013	136	41
2014	124	20
Thereafter	1,878	47
Total	$ 2,670	$ 391

As Lessee

We lease certain facilities and equipment for use in our operations under both capital and operating leases. Total rent expense under operating leases amounted to $2,518 million, $2,201 million and $2,051 million in 2009, 2008 and 2007, respectively.

Amortization of capital leases is included in Depreciation and amortization expense in the consolidated statements of income. Capital lease amounts included in Plant, property and equipment are as follows:

(dollars in millions)

At December 31,	2009	2008
Capital leases	**$ 357**	$ 298
Less accumulated amortization	**126**	97
Total	**$ 231**	$ 201

The aggregate minimum rental commitments under noncancelable leases for the periods shown at December 31, 2009, are as follows:

(dollars in millions)

Years	Capital Leases	Operating Leases
2010	$ 102	$ 1,971
2011	92	1,706
2012	73	1,422
2013	68	1,154
2014	53	938
Thereafter	106	5,135
Total minimum rental commitments	494	$ 12,326
Less interest and executory costs	97	
Present value of minimum lease payments	397	
Less current installments	79	
Long-term obligation at December 31, 2009	**$ 318**	

As of December 31, 2009, the total minimum sublease rentals to be received in the future under noncancelable operating subleases was approximately $44 million.

NOTE 9

DEBT

Debt Maturing Within One Year

Debt maturing within one year is as follows:

At December 31,	2009	2008
	(dollars in millions)	
Long-term debt maturing within one year	$ 6,105	$ 3,506
Commercial paper	1,100	1,487
Total debt maturing within one year	$ 7,205	$ 4,993

The weighted average interest rate for our commercial paper at December 31, 2009 and December 31, 2008 was 0.7% and 2.9%, respectively.

Capital expenditures (primarily acquisition and construction of network assets) are partially financed pending long-term financing through bank loans and the issuance of commercial paper payable within 12 months.

On April 15, 2009, we terminated all commitments under our previous $6.0 billion three-year credit facility with a syndicate of lenders that was scheduled to mature in September 2009 and entered into a new $5.3 billion 364-day credit facility with a group of major financial institutions. As of December 31, 2009, the unused borrowing capacity under the 364-day credit facility was approximately $5.2 billion. A commitment fee accrues on the unused portion of the credit facility.

Long-Term Debt

Outstanding long-term debt obligations are as follows:

At December 31,	Interest Rates %	Maturities	2009	2008
			(dollars in millions)	
Verizon Wireless – notes payable and other	3.75 - 5.55	2011 - 2014	$ 7,000	$ –
	7.38 - 8.89	2011 - 2018	6,118	5,983
	Floating	2011	6,246	4,440
Verizon Wireless – Alltel assumed notes	6.50 - 7.88	2012 - 2032	2,334	–
Verizon Communications – notes payable and other	4.35 - 5.50	2010 - 2018	6,196	7,878
	5.55 - 6.90	2012 - 2038	10,386	8,741
	7.25 - 8.95	2010 - 2039	9,671	8,822
Telephone subsidiaries – debentures	4.63 - 7.00	2010 - 2033	8,797	9,654
	7.15 - 7.88	2012 - 2032	1,449	1,449
	8.00 - 8.75	2010 - 2031	1,080	1,080
Other subsidiaries – debentures and other	6.84 - 8.75	2018 - 2028	1,700	2,200
Employee stock ownership plan loans – NYNEX debentures	9.55	2010	23	47
Capital lease obligations (average rates of 6.3% and 6.2%, respectively)			397	390
Unamortized discount, net of premium			(241)	(219)
Total long-term debt, including current maturities			61,156	50,465
Less long-term debt maturing within one year			6,105	3,506
Total long-term debt			$ 55,051	$ 46,959

Verizon Wireless – Notes Payable and Other

Verizon Wireless Capital LLC, a wholly owned subsidiary of Verizon Wireless, is a limited liability company formed under the laws of Delaware on December 7, 2001 as a special purpose finance subsidiary to facilitate the offering of debt securities of Verizon Wireless by acting as co-issuer. Other than the financing activities as a co-issuer of Verizon Wireless indebtedness, Verizon Wireless Capital LLC has no material assets, operations or revenues. Verizon Wireless is jointly and severally liable with Verizon Wireless Capital LLC for co-issued notes, as indicated below.

2009

During November 2009, Verizon Wireless and Verizon Wireless Capital LLC completed an exchange offer to exchange privately placed notes issued in November 2008, as well as in February and May 2009 for new notes with similar terms.

In June 2009, Verizon Wireless issued $1.0 billion aggregate principal amount of floating rate notes due 2011. Commencing on December 27, 2009 and on each quarterly interest payment date thereafter, both the noteholders and Verizon Wireless have the right to require settlement of all or a portion of these notes at par. Accordingly, the notes are classified as current maturities in the consolidated balance sheet. As of December 31, 2009, neither Verizon Wireless nor the noteholders have exercised their right to require settlement on any portion of these notes.

In May 2009, Verizon Wireless and Verizon Wireless Capital LLC co-issued $4.0 billion aggregate principal amount of two-year fixed and floating rate notes in a private placement resulting in cash proceeds of approximately $4.0 billion, net of discounts and issuance costs. In February 2009, Verizon Wireless and Verizon Wireless Capital LLC co-issued $4.3 billion aggregate principal amount of three and five-year fixed rate notes in a private placement resulting in cash proceeds of $4.2 billion, net of discounts and issuance costs.

2008

In December 2008, Verizon Wireless and Verizon Wireless Capital LLC, as the borrowers, entered into a $17.0 billion credit facility (Bridge Facility). On January 9, 2009, Verizon Wireless borrowed $12.4 billion under the Bridge Facility in order to complete the acquisition of Alltel and repay certain of Alltel's outstanding debt. Verizon Wireless used cash generated from operations and the net proceeds from the sale of the notes in private placements issued in February 2009, May 2009 and June 2009, which are described above, to repay all of the borrowings under the Bridge Facility. No borrowings were outstanding under the Bridge Facility at December 31, 2009 and the commitments under the Bridge Facility were terminated.

In December 2008, Verizon Wireless and Verizon Wireless Capital LLC, co-issued €650 million of 7.625% notes due 2011, €500 million of 8.750% notes due 2015 and £600 million of 8.875% notes due 2018. Concurrent with these offerings, Verizon Wireless entered into cross currency swaps to fix our future interest and principal payments in U.S. dollars as well as to exchange the net proceeds from British Pounds Sterling and Euros into U.S. dollars (see Note 10). The net proceeds of $2.4 billion, net of discounts and issuance costs were used in connection with the Alltel acquisition.

In November 2008, Verizon Wireless and Verizon Wireless Capital LLC co-issued a private placement of $1.3 billion of 7.375% notes due 2013 and $2.3 billion of 8.500% notes due 2018 resulting in cash proceeds of $3.5 billion net of discounts and issuance costs. The net proceeds from the sale of these notes were used in connection with the Alltel acquisition on January 9, 2009 (see Note 2).

On September 30, 2008, Verizon Wireless and Verizon Wireless Capital LLC entered into a $4.4 billion Three-Year Term Loan Facility Agreement (Three-Year Term Facility) with a maturity date of September 30, 2011. Verizon Wireless borrowed $4.4 billion under the Three-Year Term Facility in order to repay a portion of the 364-Day Credit Agreement as described below. Borrowings under the Three-Year Term Facility currently bear interest at a variable rate based on LIBOR plus 100 basis points. During 2009, the first principal payment was made to reduce the outstanding balance as of December 31, 2009 to $4 billion. The Three-Year Term Facility includes a requirement to maintain a certain leverage ratio.

On June 5, 2008, Verizon Wireless entered into a $7.6 billion 364-Day Credit Agreement. During 2008, Verizon Wireless utilized this facility primarily to purchase Alltel debt obligations and pay fees and expenses incurred in connection therewith, finance the acquisition of Rural Cellular and repay the outstanding Rural Cellular debt and pay fees and expenses incurred in connection therewith. During 2008, the borrowings under the 364-Day Credit Agreement were repaid.

Verizon Communications – Notes Payable and Other

2009

During 2009, Verizon issued $1.8 billion of 6.35% notes due 2019 and $1.0 billion of 7.35% notes due 2039, resulting in cash proceeds of $2.7 billion, net of discounts and issuance costs, which was used to reduce our commercial paper borrowings, repay maturing debt and for general corporate purposes. In January 2009, Verizon utilized a $0.2 billion floating rate vendor financing facility due 2010. During 2009, $0.5 billion of floating rate notes due 2009 and $0.1 billion of 8.23% notes matured and were repaid.

2008

In November 2008, Verizon issued $2.0 billion of 8.75% notes due 2018 and $1.3 billion of 8.95% notes due 2039, which resulted in cash proceeds of $3.2 billion net of discount and issuance costs. In April 2008, Verizon issued $1.3 billion of 5.25% notes due 2013, $1.5 billion of 6.10% notes due 2018, and $1.3 billion of 6.90% notes due 2038, resulting in cash proceeds of $4.0 billion, net of discounts and issuance costs. In February 2008, Verizon issued $0.8 billion of 4.35% notes due 2013, $1.5 billion of 5.50% notes due 2018, and $1.8 billion of 6.40% notes due 2038, resulting in cash proceeds of $4.0 billion, net of discounts and issuance costs. In January 2008, Verizon utilized a $0.2 billion fixed rate vendor financing facility due 2010. During the first quarter of 2008, $1.0 billion of Verizon Communications Inc. 4.0% notes matured and were repaid.

Telephone and Other Subsidiary Debt

During 2009, we redeemed $0.1 billion of 6.8% Verizon New Jersey Inc. debentures, $0.3 billion of 6.7% notes and $0.2 billion of 5.5% Verizon California Inc. notes and $0.2 billion of 5.875% Verizon New England Inc. notes. In April 2009, we redeemed $0.5 billion of 7.51% GTE Corporation notes.

During 2008, we redeemed $0.2 billion of 5.55% Verizon Northwest notes, $0.3 billion of 6.9% and $0.3 billion of 5.65% Verizon North Inc. notes, $0.1 billion of 7.0% Verizon California Inc. notes, $0.3 billion of 6.0% Verizon New York Inc. notes, $0.3 billion of 6.46% GTE Corporation notes and $0.1 billion of 6.0% Verizon South Inc. notes.

Guarantees

We guarantee the debt obligations of GTE Corporation (but not the debt of its subsidiary or affiliate companies) that were issued and outstanding prior to July 1, 2003. As of December 31, 2009, $1.7 billion principal amount of these obligations remained outstanding.

Debt Covenants

We and our consolidated subsidiaries are in compliance with all of our debt covenants.

Maturities of Long-Term Debt

Maturities of long-term debt outstanding at December 31, 2009 are as follows:

Years	(dollars in millions)
2010	$ 6,105
2011	9,646
2012	5,884
2013	5,857
2014	3,524
Thereafter	30,140

NOTE 10

FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS

The following table presents the balances of assets measured at fair value on a recurring basis as of December 31, 2009:

(dollars in millions)

	Level 1	Level 2	Level 3	Total
Assets:				
Short-term investments	$ 274	$ 216	$ –	$ 490
Investments in unconsolidated businesses	417	–	–	417
Other assets	–	1,365	–	1,365

Short-term investments and Investments in unconsolidated businesses include equity securities, mutual funds and U.S. Treasuries, which are generally measured using quoted prices in active markets and are classified as Level 1.

Other assets and the short-term investments classified as Level 2 are comprised of domestic and foreign corporate and government bonds. While quoted prices in active markets for certain of these debt securities are available, for some they are not. We use alternative matrix pricing as a practical expedient resulting in our debt securities being classified as Level 2. Our derivative contracts included in Other assets are primarily comprised of cross currency and interest rate swaps. Derivative contracts are valued using models based on readily observable market parameters for all substantial terms of our derivative contracts and thus are classified within Level 2. We use mid-market pricing for fair value measurements of our derivative instruments.

Gross unrealized gains and losses on marketable securities and other investments were not significant during 2009 and 2008.

Upon closing of the Alltel acquisition (see Note 2), the $4.8 billion investment in Alltel debt, which was classified as Level 3 at December 31, 2008, became an intercompany loan and is eliminated in consolidation.

Investment Impairment Charge
During 2008, we recorded a pretax charge of $48 million ($31 million after-tax) related to an other-than-temporary decline in the fair value of our investments in certain marketable securities.

Fair Value of Short-term and Long-term Debt
The fair value of our short-term and long-term debt, excluding capital leases, is determined based on market quotes for similar terms and maturities or future cash flows discounted at current rates. The fair value and carrying value of our long-term and short-term debt, excluding capital leases, were as follows:

(dollars in millions)

At December 31,	2009		2008	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
Short- and long-term debt	**$ 61,859**	**$ 67,359**	$ 51,562	$ 53,174

Derivatives

Interest Rate Swaps
We have entered into domestic interest rate swaps to achieve a targeted mix of fixed and variable rate debt, where we principally receive fixed rates and pay variable rates based on London Interbank Offered Rate (LIBOR). These swaps are designated as fair value hedges and hedge against changes in the fair value of our debt portfolio. We record the interest rate swaps at fair value on our balance sheet as assets and liabilities. Changes in the fair value of the interest rate swaps are recorded to interest expense, which are offset by changes in the fair value of the debt due to changes in interest rates. The fair value of these contracts was $171 million and $415 million at December 31, 2009 and December 31, 2008, respectively, and is included in Other assets and Long-term debt. As of December 31, 2009, the total notional amount of these interest rate swaps was $6.0 billion.

Cross Currency Swaps
During the fourth quarter of 2008, Verizon Wireless entered into cross currency swaps designated as cash flow hedges to exchange approximately $2.4 billion of the net proceeds from the December 2008 Verizon Wireless co-issued debt offering of British Pounds Sterling and Euro denominated debt into U.S. dollars and to fix our future interest and principal payments in U.S. dollars, as well as mitigate the impact of foreign currency transaction gains or losses. The fair value of these swaps included in Other assets at December 31, 2009 was approximately $315 million and at December 31, 2008 was insignificant. During 2009, a pretax gain of $310 million was recognized in Other comprehensive income, of which $135 million was reclassified from Accumulated other comprehensive loss to Other income and (expense), net to offset the related pretax foreign currency transaction loss on the underlying debt obligation.

Alltel Interest Rate Swaps
As a result of the Alltel acquisition, Verizon Wireless acquired seven interest rate swap agreements with a notional value of $9.5 billion that paid fixed and received variable rates based on three-month and one-month LIBOR with maturities ranging from 2009 to 2013. During the second quarter of 2009, we settled all of these agreements using cash generated from operations for a gain that was not significant. Changes in the fair value of these swaps were recorded in earnings through settlement.

Prepaid Forward Agreement
During the first quarter of 2009, we entered into a privately negotiated prepaid forward agreement for 14 million shares of Verizon common stock at a cost of approximately $390 million. During the fourth quarter of 2009, we terminated the prepaid forward agreement with respect to 5 million shares of Verizon common stock, which resulted in the delivery of those shares to Verizon. The remaining balance of the prepaid forward agreement for 9 million shares of Verizon common stock at December 31, 2009 of $252 million is included in Other assets. Changes in the fair value of the agreement, which were not significant during 2009, were included in Selling, general and administrative expense and Cost of services and sales.

Concentrations of Credit Risk

Financial instruments that subject us to concentrations of credit risk consist primarily of temporary cash investments, short-term and long-term investments, trade receivables, certain notes receivable, including lease receivables, and derivative contracts. Our policy is to deposit our temporary cash investments with major financial institutions. Counterparties to our derivative contracts are also major financial institutions. The financial institutions have all been accorded high ratings by primary rating agencies. We limit the dollar amount of contracts entered into with any one financial institution and monitor our counterparties' credit ratings. We generally do not give or receive collateral on swap agreements due to our credit rating and those of our counterparties. While we may be exposed to credit losses due to the nonperformance of our counterparties, we consider the risk remote and do not expect the settlement of these transactions to have a material effect on our results of operations or financial condition.

NOTE 11

STOCK-BASED COMPENSATION

Verizon Communications Long-Term Incentive Plan

In May 2009, Verizon shareholders approved the 2009 Verizon Communications Inc. Long-Term Incentive Plan (the Plan) which permits the granting of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance stock units and other awards. The maximum number of shares available for awards from the Plan is 115 million shares. The Plan amends and restates the previous long-term incentive plan.

Restricted Stock Units

The Plan provides for grants of Restricted Stock Units (RSUs) that generally vest at the end of the third year after the grant. The RSUs are classified as liability awards because the RSUs will be paid in cash upon vesting. The RSU award liability is measured at its fair value at the end of each reporting period and, therefore, will fluctuate based on the performance of Verizon's stock. Dividend equivalent units are also paid to participants at the time the RSU award is paid, and in the same proportion as the RSU award.

The following table summarizes Verizon's Restricted Stock Unit activity:

(shares in thousands)	Restricted Stock Units	Weighted-Average Grant-Date Fair Value
Outstanding, January 1, 2007	15,593	$ 33.67
Granted	6,779	37.59
Payments	(602)	36.75
Cancelled/Forfeited	(197)	34.81
Outstanding December 31, 2007	21,573	34.80
Granted	7,277	36.64
Payments	(6,869)	36.06
Cancelled/Forfeited	(161)	35.45
Outstanding December 31, 2008	21,820	35.01
Granted	**7,101**	**31.90**
Payments	**(9,357)**	**31.65**
Cancelled/Forfeited	**(121)**	**35.43**
Outstanding December 31, 2009	**19,443**	**35.50**

Performance Stock Units

The Plan also provides for grants of Performance Stock Units (PSUs) that generally vest at the end of the third year after the grant. As defined by the Plan, the Human Resources Committee of the Board of Directors determines the number of PSUs a participant earns based on the extent to which the corresponding goals have been achieved over the three-year performance cycle. All payments are subject to approval by the Human Resources Committee. The PSUs are classified as liability awards because the PSU awards are paid in cash upon vesting. The PSU award liability is measured at its fair value at the end of each reporting period and, therefore, will fluctuate based on the price of Verizon's stock as well as performance relative to the targets. Dividend equivalent units are also paid to participants at the time that the PSU award is determined and paid, and in the same proportion as the PSU award.

The following table summarizes Verizon's Performance Stock Unit activity:

(shares in thousands)	Performance Stock Units	Weighted-Average Grant-Date Fair Value
Outstanding, January 1, 2007	28,423	$ 34.22
Granted	10,371	37.59
Payments	(5,759)	36.75
Cancelled/Forfeited	(900)	36.18
Outstanding December 31, 2007	32,135	34.80
Granted	11,194	36.64
Payments	(7,597)	36.06
Cancelled/Forfeited	(2,518)	36.00
Outstanding December 31, 2008	33,214	35.04
Granted	**14,079**	**31.84**
Payments	**(17,141)**	**31.58**
Cancelled/Forfeited	**(257)**	**34.32**
Outstanding December 31, 2009	**29,895**	**35.52**

As of December 31, 2009, unrecognized compensation expense related to the unvested portion of Verizon's RSUs and PSUs was approximately $304 million and is expected to be recognized over a weighted-average period of approximately two years.

Verizon Wireless's Long-Term Incentive Plan

The 2000 Verizon Wireless Long-Term Incentive Plan (the Wireless Plan) provides compensation opportunities to eligible employees and other participating affiliates of Verizon Wireless (the Partnership). The Wireless Plan provides rewards that are tied to the long-term performance of the Partnership. Under the Wireless Plan, Value Appreciation Rights (VARs) were granted to eligible employees. As of December 31, 2009, all VARs were fully vested.

VARs reflect the change in the value of the Partnership, as defined in the Wireless Plan, similar to stock options. Once VARs become vested, employees can exercise their VARs and receive a payment that is equal to the difference between the VAR price on the date of grant and the VAR price on the date of exercise, less applicable taxes. VARs are fully exercisable three years from the date of grant, with a maximum term of 10 years. All VARs were granted at a price equal to the estimated fair value of the Partnership, as defined in the Wireless Plan, at the date of the grant.

The following table summarizes the assumptions used in the Black-Scholes model during 2009:

	Ranges
Risk-free rate	0.2% – 1.6%
Expected term (in years)	0.4 – 2.5
Expected volatility	35.4% – 61.5%

The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of the measurement date. Expected volatility was based on a blend of the historical and implied volatility of publicly traded peer companies for a period equal to the VARs expected life, ending on the measurement date, and calculated on a monthly basis.

The following table summarizes the Value Appreciation Rights activity:

(shares in thousands)	VARs	Weighted-Average Grant-Date Fair Value
Outstanding rights, January 1, 2007	94,467	$ 16.99
Exercised	(30,848)	15.07
Cancelled/Forfeited	(3,207)	24.55
Outstanding rights, December 31, 2007	60,412	17.58
Exercised	(31,817)	18.47
Cancelled/Forfeited	(351)	19.01
Outstanding rights, December 31, 2008	28,244	16.54
Exercised	**(11,442)**	**16.53**
Cancelled/Forfeited	**(211)**	**17.63**
Outstanding rights, December 31, 2009	**16,591**	**16.54**

Stock-Based Compensation Expense

After-tax compensation expense for stock-based compensation related to RSUs, PSUs, and VARs described above included in net income attributable to Verizon was $492 million, $375 million and $750 million for 2009, 2008 and 2007, respectively.

Stock Options

The Plan provides for grants of stock options to employees at an option price per share of 100% of the fair market value of Verizon common stock on the date of grant. Each grant has a 10 year life, vesting equally over a three year period, starting at the date of the grant. We have not granted new stock options since 2004.

The following table summarizes Verizon's stock option activity:

(shares in thousands)	Stock Options	Weighted-Average Grant-Date Fair Value
Outstanding, January 1, 2007	229,364	$ 46.48
Exercised	(33,079)	38.50
Cancelled/Forfeited	(21,422)	48.26
Outstanding, December 31, 2007	174,863	47.78
Exercised	(218)	38.00
Cancelled/Forfeited	(39,878)	48.13
Outstanding, December 31, 2008	134,767	47.69
Exercised	**(2)**	**26.33**
Cancelled/Forfeited	**(31,145)**	**52.32**
Outstanding, December 31, 2009	**103,620**	**46.29**

Total stock options outstanding at December 31, 2009 and 2008 were exercisable. The number of stock options exercisable at December 31, 2007 was 174,838.

The following table summarizes information about Verizon's stock options outstanding as of December 31, 2009:

Range of Exercise Prices	Stock Options (in thousands)	Weighted-Average Remaining Life (years)	Weighted-Average Exercise Price
$ 20.00-29.99	22	2.7	$ 28.02
30.00-39.99	18,380	3.6	36.40
40.00-49.99	50,897	1.2	43.97
50.00-59.99	34,321	0.6	55.04
Total	**103,620**	**1.4**	**46.29**

The total intrinsic value for stock options outstanding was not significant as of December 31, 2009 and December 31, 2008. The total intrinsic value for stock options exercised was $147 million in 2007 and not significant in 2009 and 2008. The amount of cash received from the exercise of stock options and the related tax benefits was not significant in 2009 and 2008 and was $1,274 million in 2007. The after-tax compensation expense for stock options was not significant for 2009, 2008 and 2007.

NOTE 12

EMPLOYEE BENEFITS

We maintain non-contributory defined benefit pension plans for many of our employees. In addition, we maintain postretirement health care and life insurance plans for our retirees and their dependents, which are both contributory and non-contributory, and include a limit on the Company's share of cost for certain recent and future retirees. We also sponsor defined contribution savings plans to provide opportunities for eligible employees to save for retirement on a tax-deferred basis. We use a measurement date of December 31 for our pension and postretirement health care and life insurance plans.

Pension and Other Postretirement Benefits

Pension and other postretirement benefits for many of our employees are subject to collective bargaining agreements. Modifications in benefits have been bargained from time to time, and we may also periodically amend the benefits in the management plans. The following tables summarize benefit costs, as well as the benefit obligations, plan assets, funded status and rate assumptions associated with pension and postretirement health care and life insurance benefit plans.

Obligations and Funded Status

(dollars in millions)

	Pension		Health Care and Life	
At December 31,	**2009**	2008	**2009**	2008
Change in Benefit Obligations				
Beginning of year	**$ 30,394**	$ 32,495	**$ 27,096**	$ 27,306
Service cost	**384**	382	**311**	306
Interest cost	**1,924**	1,966	**1,766**	1,663
Plan amendments	**–**	300	**(5)**	24
Actuarial (gain) loss, net	**2,056**	(154)	**(469)**	(483)
Benefits paid	**(2,565)**	(2,577)	**(1,740)**	(1,529)
Termination benefits	**75**	32	**18**	7
Curtailment (gain) loss, net	**1,245**	–	**352**	(29)
Acquisitions and divestitures, net	**192**	(183)	**8**	(169)
Settlements	**(1,887)**	(1,867)	**–**	–
End of year	**31,818**	30,394	**27,337**	27,096
Change in Plan Assets				
Beginning of year	**27,791**	42,659	**2,555**	4,142
Actual return on plan assets	**4,793**	(10,680)	**638**	(1,285)
Company contributions	**337**	487	**1,638**	1,227
Benefits paid	**(2,565)**	(2,577)	**(1,740)**	(1,529)
Settlements	**(1,887)**	(1,867)	**–**	–
Acquisitions and divestitures, net	**123**	(231)	**–**	–
End of year	**28,592**	27,791	**3,091**	2,555
Funded Status				
End of year	**$ (3,226)**	$ (2,603)	**$ (24,246)**	$ (24,541)
Amounts recognized on the balance sheet				
Noncurrent assets	**$ 3,141**	$ 3,132	**$ –**	$ –
Current liabilities	**(139)**	(122)	**(542)**	(496)
Noncurrent liabilities	**(6,228)**	(5,613)	**(23,704)**	(24,045)
Total	**$ (3,226)**	$ (2,603)	**$ (24,246)**	$ (24,541)
Amounts recognized in Accumulated Other Comprehensive Loss (Pretax)				
Actuarial loss, net	**$ 12,200**	$ 13,296	**$ 5,806**	$ 6,848
Prior service cost	**999**	1,162	**2,667**	3,235
Total	**$ 13,199**	$ 14,458	**$ 8,473**	$ 10,083

Changes in benefit obligations were caused by factors including changes in actuarial assumptions, settlements and curtailments.

The accumulated benefit obligation for all defined benefit pension plans was $30,793 million and $29,405 million at December 31, 2009 and 2008, respectively.

Information for pension plans with an accumulated benefit obligation in excess of plan assets follows:

(dollars in millions)

At December 31,	**2009**	2008
Projected benefit obligation	**$ 28,719**	$ 27,171
Accumulated benefit obligation	**28,128**	26,641
Fair value of plan assets	**22,352**	21,436

Net Periodic Cost

The following table displays the details of net periodic pension and other postretirement costs:

(dollars in millions)

	Pension			Health Care and Life		
Years Ended December 31,	**2009**	2008	2007	**2009**	2008	2007
Service cost	**$ 384**	$ 382	$ 442	**$ 311**	$ 306	$ 354
Interest cost	**1,924**	1,966	1,975	**1,766**	1,663	1,592
Expected return on plan assets	**(2,937)**	(3,187)	(3,175)	**(302)**	(321)	(317)
Amortization of prior service cost	**112**	62	43	**401**	395	392
Actuarial loss, net	**112**	40	98	**238**	222	316
Net periodic benefit (income) cost	**(405)**	(737)	(617)	**2,414**	2,265	2,337
Termination benefits	**75**	32	–	**18**	7	–
Settlement loss	**1,183**	364	–	**–**	–	–
Curtailment loss and other, net	**1,296**	–	–	**514**	24	–
Subtotal	**2,554**	396	–	**532**	31	–
Total (income) cost	**$ 2,149**	$ (341)	$ (617)	**$ 2,946**	$ 2,296	$ 2,337

Other pretax changes in plan assets and benefit obligations recognized in other comprehensive (income) loss are as follows:

(dollars in millions)

	Pension		Health Care and Life	
At December 31,	**2009**	2008	**2009**	2008
Other changes in plan assets and benefit obligations recognized in other comprehensive (income) loss (pretax)				
Actuarial (gain) loss, net	**$ 199**	$ 13,686	**$ (804)**	$ 1,030
Prior service cost	**(51)**	293	**(167)**	(6)
Reversal of amortization items				
Prior service cost	**(112)**	(62)	**(401)**	(395)
Actuarial loss, net	**(1,295)**	(404)	**(238)**	(222)
Total recognized in other comprehensive (income) loss (pretax)	**$ (1,259)**	$ 13,513	**$ (1,610)**	$ 407

The estimated actuarial loss and prior service cost for the defined benefit pension plans that will be amortized from Accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year are $255 million and $110 million, respectively. The estimated actuarial loss and prior service cost for the defined benefit postretirement plans that will be amortized from Accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year are $235 million and $377 million, respectively.

Assumptions

The weighted-average assumptions used in determining benefit obligations follow:

	Pension		Health Care and Life	
At December 31,	**2009**	2008	**2009**	2008
Discount rate	**6.25%**	6.75%	**6.25%**	6.75%
Rate of compensation increases	**4.00**	4.00	**N/A**	N/A

The weighted-average assumptions used in determining net periodic cost follow:

	Pension			Health Care and Life		
Years Ended December 31,	**2009**	2008	2007	**2009**	2008	2007
Discount rate	**6.75%**	6.50%	6.00%	**6.75%**	6.50%	6.00%
Expected return on plan assets	**8.50**	8.50	8.50	**8.25**	8.25	8.25
Rate of compensation increase	**4.00**	4.00	4.00	**N/A**	4.00	4.00

In order to project the long-term target investment return for the total portfolio, estimates are prepared for the total return of each major asset class over the subsequent 10-year period, or longer. Those estimates are based on a combination of factors including the current market interest rates and valuation levels, consensus earnings expectations, historical long-term risk premiums and value-added. To determine the aggregate return for the pension trust, the projected return of each individual asset class is then weighted according to the allocation to that investment area in the trust's long-term asset allocation policy.

The assumed Health Care Cost Trend Rates follow:

	Health Care and Life		
At December 31,	**2009**	2008	2007
Healthcare cost trend rate assumed for next year	**8.00%**	9.00%	10.00%
Rate to which cost trend rate gradually declines	**5.00**	5.00	5.00
Year the rate reaches level it is assumed to remain thereafter	**2014**	2014	2013

A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

(dollars in millions)

One-Percentage-Point	Increase	Decrease
Effect on 2009 service and interest cost	$ 277	$ (216)
Effect on postretirement benefit obligation as of December 31, 2009	3,053	(2,520)

Plan Assets

Our portfolio strategy emphasizes a long-term equity orientation, significant global diversification, the use of both public and private investments and financial and operational risk controls. Our diversification and risk control processes serve to minimize the concentration of risk. Assets are allocated according to long-term risk and return estimates. Both active and passive management approaches are used depending on perceived market efficiencies and various other factors.

While target allocation percentages will vary over time, the company's overall investment strategy is to achieve a mix of assets, which allows us to meet projected benefits payments while taking into consideration risk and return. The target allocations for plan assets are currently 60% equity, 25% fixed income, 9% private equity, 4% real estate and 2% cash investments. Our target policies are revisited every few years to ensure they are in line with fund objectives. There are no significant concentrations of risk, in terms of sector, industry, geography or company names.

Pension plan assets include Verizon common stock of $67 million and $87 million at December 31, 2009 and 2008, respectively. In our health care and life plans, there was not a significant amount of Verizon common stock held at the end of 2009 and 2008.

Pension Plans

The fair values for the pension plans by asset category at December 31, 2009 are as follows:

(dollars in millions)

Asset Category	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 2,299	$ 2,299	$ –	$ –
Equity securities	12,691	12,691	–	–
Fixed income securities				
U.S. Treasuries and agencies	1,095	428	667	–
Corporate bonds	2,531	158	2,236	137
International bonds	1,112	774	338	–
Other	646	–	646	–
Real estate	1,541	–	–	1,541
Other				
Private equity	5,362	–	26	5,336
Hedge funds	1,315	–	1,315	–
Total	**$ 28,592**	**$ 16,350**	**$ 5,228**	**$ 7,014**

A reconciliation of the beginning and ending balance of pension plan assets that are measured at fair value using significant unobservable inputs as of December 31, 2009 is as follows:

(dollars in millions)

	Corporate Bonds	Real Estate	Private Equity	Total
Balance at December 31, 2008	$ 23	$ 1,665	$ 5,101	$ 6,789
Actual gain (loss) on plan assets	26	(455)	(5)	(434)
Purchases and sales	84	331	263	678
Transfers in and/or out of Level 3	4	–	(23)	(19)
Balance at December 31, 2009	**$ 137**	**$ 1,541**	**$ 5,336**	**$ 7,014**

The fair values for the other postretirement benefit plans by asset category at December 31, 2009 are as follows:

(dollars in millions)

Asset Category	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 166	$ 27	$ 139	$ –
Equity securities	2,240	1,795	445	–
Fixed income securities				
U.S. Treasuries and agencies	61	36	25	–
Corporate bonds	275	42	233	–
International bonds	81	13	68	–
Other	231	–	231	–
Other	37	–	37	–
Total	**$ 3,091**	**$ 1,913**	**$ 1,178**	**$ –**

Plan assets are recognized and measured at fair value in accordance with the accounting standards regarding fair value measurements. The following are general descriptions of asset categories, as well as the valuation methodologies and inputs used to determine the fair value of each major category of plan assets.

Cash and cash equivalents include short-term investment funds, primarily in diversified portfolios of investment grade money market instruments and are valued using quoted market prices or other valuation methods, and thus classified within Level 1 or Level 2 of the fair value hierarchy.

Equity securities are investments in common stock of domestic and international corporations in a variety of industry sectors, and are valued primarily using quoted market prices and generally classified within Level 1 in the fair value hierarchy.

Fixed income securities include U.S. Treasuries and agencies, debt obligations of foreign governments and debt obligations in corporations of domestic and foreign issuers. Fixed income also includes investments in asset backed securities such as collateralized mortgage obligations, mortgage backed securities and interest rate swaps. The fair value of fixed income securities are based on observable prices for identical or comparable assets, adjusted using benchmark curves, sector grouping, matrix pricing, broker/dealer quotes and issuer spreads, and are generally classified within Level 1 or Level 2 in the fair value hierarchy.

Real estate investments include those in limited partnerships that invest in various commercial and residential real estate projects both domestically and internationally. The fair values of real estate assets are typically determined by using income and/or cost approaches or comparable sales approach, taking into consideration discount and capitalization rates, financial conditions, local market conditions and the status of the capital markets, and thus are classified within Level 3 in the fair value hierarchy.

Private equity investments include those in limited partnerships that invest in operating companies that are not publicly traded on a stock exchange. Investment strategies in private equity include leveraged buyouts, venture capital, distressed investments and investments in natural resources. These investments are valued using inputs such as trading multiples of comparable public securities, merger and acquisition activity and pricing data from the most recent equity financing taking into consideration illiquidity, and thus are classified within Level 3 in the fair value hierarchy.

Hedge fund investments include those seeking to maximize absolute returns using a broad range of strategies to enhance returns and provide additional diversification. The fair values of hedge funds are estimated using net asset value per share (NAV) of the investments. Verizon has the ability to redeem these investments at NAV within the near term and thus are classified within Level 2 of the fair value hierarchy.

Cash Flows

In 2009, we contributed $213 million to our qualified pension plans, $124 million to our nonqualified pension plans and $1,638 million to our other postretirement benefit plans. We have no material required qualified pension plan contributions in 2010. We also anticipate approximately $140 million in contributions to our non-qualified pension plans and $1,890 million to our other postretirement benefit plans in 2010.

Estimated Future Benefit Payments

The benefit payments to retirees are expected to be paid as follows:

(dollars in millions)

Year	Pension Benefits	Health Care and Life Prior to Medicare Prescription Drug Subsidy	Expected Medicare Prescription Drug Subsidy
2010	$ 5,599	$ 2,076	$ 99
2011	3,796	2,158	108
2012	2,134	2,169	120
2013	2,206	2,182	130
2014	2,173	2,175	140
2015 – 2019	10,723	10,379	857

Savings Plan and Employee Stock Ownership Plans

We maintain four leveraged employee stock ownership plans (ESOP). Only one plan currently has unallocated shares. We match a certain percentage of eligible employee contributions to the savings plans with shares of our common stock from this ESOP. At December 31, 2009, the number of unallocated and allocated shares of common stock in this ESOP were 3 million and 68 million, respectively. All leveraged ESOP shares are included in earnings per share computations.

Total savings plan costs were $725 million, $683 million and $712 million in 2009, 2008 and 2007, respectively.

Severance Benefits

The following table provides an analysis of our severance liability recorded in accordance with the accounting standard regarding employers' accounting for postemployment benefits:

(dollars in millions)

Year	Beginning of Year	Charged to Expense	Payments	Other	End of Year
2007	$ 644	$ 743	$ (363)	$ –	$ 1,024
2008	1,024	570	(509)	19	1,104
2009	**1,104**	**1,034**	**(522)**	**22**	**1,638**

The remaining severance liability is actuarially determined and includes the impact of the activities described below. The 2009 expense includes charges for the involuntary separation of approximately 17,600 employees and related charges; 4,200 of whom were separated in late 2009, with the remainder expected to occur in 2010. The 2008 expense includes charges for the involuntary separation of approximately 8,600 employees, including approximately 3,500 of whom were separated in the second half of 2008 and the remainder in 2009. The 2007 expense includes charges for the involuntary separation of 9,000 employees as described below.

Severance, Pension and Benefit Charges

During 2009, we recorded net pretax severance, pension and benefits charges of $4,046 million ($2,487 million after-tax). Included in the charges were net pretax settlement losses of $1,183 million ($719 million after-tax) related to employees that received lump-sum distributions, primarily resulting from our previous separation plans, as prescribed payment thresholds were reached. Additionally, we recorded net pretax pension and postretirement curtailment losses of $1,810 million ($1,100 million after-tax) as workforce reductions caused the elimination of a significant amount of future service requiring us to recognize a portion of the prior service costs and actuarial losses. These charges also included $1,053 million ($668 million after-tax) for planned workforce reductions of approximately 17,600 employees, 4,200 of which occurred in late 2009.

During 2008, we recorded net pretax severance, pension and benefits charges of $950 million ($588 million after-tax). These charges primarily included $586 million ($363 million after-tax) for workforce reductions in connection with the separation of approximately 8,600 employees and related charges; 3,500 of whom were separated in the second half of 2008 and the remainder in 2009. Also included are net pretax pension settlements losses of $364 million ($225 million after-tax) related to employees that received lump-sum distributions, primarily resulting from our separation plans in which prescribed payment thresholds have been reached.

During the fourth quarter of 2007, we recorded charges of $772 million ($477 million after-tax) primarily in connection with workforce reductions of 9,000 employees and related charges, 4,000 of whom were separated in the fourth quarter of 2007 with the remaining reductions occurring throughout 2008. In addition, we adjusted our actuarial assumptions for severance to align with future expectations.

NOTE 13

INCOME TAXES

The components of Income before provision for income taxes, Discontinued operations, Extraordinary item and Cumulative effect of accounting change are as follows:

		(dollars in millions)	
Years Ended December 31,	**2009**	2008	2007
Domestic	**$ 10,673**	$ 14,993	$ 13,561
Foreign	**895**	921	984
	$ 11,568	$ 15,914	$ 14,545

The components of the provision for income taxes from continuing operations are as follows:

		(dollars in millions)	
Years Ended December 31,	**2009**	2008	2007
Current			
Federal	**$ (611)**	$ 365	$ 2,568
Foreign	**73**	240	461
State and Local	**364**	543	545
	(174)	1,148	3,574
Deferred			
Federal	**1,085**	2,214	397
Foreign	**(35)**	(91)	66
State and Local	**340**	66	(48)
	1,390	2,189	415
Investment tax credits	**(6)**	(6)	(7)
Total income tax expense	**$ 1,210**	$ 3,331	$ 3,982

The following table shows the principal reasons for the difference between the effective income tax rate and the statutory federal income tax rate:

Years Ended December 31,	**2009**	2008	2007
Statutory federal income tax rate	**35.0%**	35.0%	35.0%
State and local income tax rate, net of federal tax benefits	**0.8**	2.5	2.2
Distributions from foreign investments	**–**	(0.4)	3.9
Equity in earnings from unconsolidated businesses	**(1.9)**	(1.4)	(1.5)
Noncontrolling interest	**(18.7)**	(12.3)	(11.0)
Other, net	**(4.7)**	(2.5)	(1.2)
Effective income tax rate	**10.5%**	20.9%	27.4%

The effective income tax rate in 2009 decreased to 10.5% from 20.9% in 2008. The decrease was primarily driven by higher earnings attributable to the noncontrolling interest, which accounted for an 18.7 percentage point reduction in the effective tax rate in 2009 compared to a 12.3 percentage point reduction in 2008. Included within the (4.7)% 'Other, net' above is the impact of lower federal taxes, net of higher state taxes attributable to prior year adjustments to tax balances that were not material to the overall effective income tax rate.

The state and local income tax rate, net of federal tax benefits, in 2009 decreased to 0.8% from 2.5% in 2008 due to reductions in unrecognized tax benefits after statutes of limitations in multiple jurisdictions lapsed and the impact of earnings attributable to the noncontrolling interest.

The effective income tax rate in 2008 decreased to 20.9% from 27.4% in 2007. The decrease was primarily due to recording $610 million of foreign and domestic taxes and expenses in 2007 relating to our share of Vodafone Omnitel's distributable earnings. This expense, which increased the effective tax rate by 3.9 percentage points in 2007 compared to 2008, was primarily comprised of $300 million of Italian withholding taxes and $260 million of U.S. federal income taxes. Verizon received net distributions from Vodafone Omnitel in April 2008 and December 2007 of approximately $670 million and $2,100 million, respectively.

The state and local income tax rate, net of federal tax benefits, in 2008 increased to 2.5% from 2.2% in 2007. The increase was primarily due to an increase in earnings at Verizon Wireless, apportioned to states with higher state income tax rates than the remainder of the Company's operations. This increase was partially offset by lower expenses recorded for unrecognized tax benefits in 2008 compared to 2007. In addition, overall state income taxes in 2007 was also positively impacted by the lower tax rate applicable to earnings from its investments in unconsolidated businesses. Specifically, the Company disposed of its interest in CANTV in the second quarter of 2007, and as a result, the positive impact of the CANTV earnings was reduced in 2007 and eliminated in 2008.

Deferred taxes arise because of differences in the book and tax bases of certain assets and liabilities. Significant components of deferred tax are shown in the following table:

	(dollars in millions)	
At December 31,	**2009**	2008
Employee benefits	**$ 13,204**	$ 13,174
Tax loss and credit carry forwards	**2,786**	2,634
Uncollectible accounts receivable	**303**	341
Other – assets	**1,269**	953
	17,562	17,102
Valuation allowances	**(2,942)**	(2,995)
Deferred tax assets	**14,620**	14,107
Former MCI intercompany accounts receivable basis difference	**1,633**	1,818
Depreciation	**10,416**	8,157
Leasing activity	**2,081**	2,218
Wireless joint venture including wireless licenses	**18,249**	12,957
Other – liabilities	**1,012**	823
Deferred tax liabilities	**33,391**	25,973
Net deferred tax liability	**$ 18,771**	$ 11,866

Employee benefits deferred tax assets include $9,161 million and $10,344 million at December 31, 2009 and 2008, respectively, recognized in accordance with the accounting standard relating to an employer's accounting for defined benefit pension and other postretirement benefit plans (see Note 12).

At December 31, 2009, undistributed earnings of our foreign subsidiaries indefinitely invested outside of the United States amounted to approximately $1,100 million. We have not provided deferred taxes on these earnings because we intend that they will remain indefinitely invested outside of the United States. Determination of the amount of unrecognized deferred taxes related to these undistributed earnings is not practical.

At December 31, 2009, we had net tax loss and credit carry forwards (tax effected) for income tax purposes of approximately $3,300 million. Of these net tax loss and credit carry forwards (tax effected), approximately $2,600 million will expire between 2010 and 2029 and approximately $700 million may be carried forward indefinitely. The amount of net tax loss and credit carry forwards (tax effected) reflected as a deferred tax asset above has been reduced by approximately $639 million and $614 million at December 31, 2009 and 2008, respectively, due to federal and state tax law limitations on utilization of net operating losses.

During 2009, the valuation allowance decreased $53 million. The balance at December 31, 2009 is primarily related to state and foreign tax losses and credit carry forwards. Beginning January 1, 2009, we adopted the new accounting standard relating to business combinations. Due to the adoption of this standard, the reversal of valuation allowances associated with acquired losses recognized during 2009 was reflected in income tax expense.

Unrecognized Tax Benefits

A reconciliation of the beginning and ending balance of unrecognized tax benefits is as follows:

		(dollars in millions)	
	2009	2008	2007
Balance at January 1,	**$ 2,622**	$ 2,883	$ 2,958
Additions based on tax positions related to the current year	**288**	251	141
Additions for tax positions of prior years	**1,128**	344	291
Reductions for tax positions of prior years	**(477)**	(651)	(420)
Settlements	**(27)**	(126)	(11)
Lapses of statutes of limitations	**(134)**	(79)	(76)
Balance at December 31,	**$ 3,400**	$ 2,622	$ 2,883

Included in the total unrecognized tax benefits at December 31, 2009, 2008 and 2007 is $2,099 million, $1,631 million and $1,245 million, respectively, that if recognized, would favorably affect the effective income tax rate.

We recognize any interest and penalties accrued related to unrecognized tax benefits in income tax expense. During 2009 and 2008, we recognized a net after tax benefit in the income statement related to interest and penalties of approximately $14 million and $55 million respectively. During 2007, we recognized a net after tax expense in the income statement related to interest and penalties of approximately $175 million. We had approximately $552 million (after-tax) and $538 million (after-tax) for the payment of interest and penalties accrued in the balance sheets at December 31, 2009 and December 31, 2008, respectively.

The increase in unrecognized tax benefits during 2009 was primarily due to the acquisition of Alltel, from the filing of a refund claim related to non-U.S. income taxes, and increased unrecognized tax benefits related to non-U.S. income tax audits, partially offset by the resolution of certain U.S. income tax examinations.

Verizon and/or its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various state, local and foreign jurisdictions. The Internal Revenue Service (IRS) is currently examining the Company's U.S. income tax returns for the years 2004 through 2006. As a large taxpayer, we are under continual audit by the IRS and multiple state and foreign jurisdictions on numerous open tax positions. Significant foreign examinations are ongoing in Canada, Australia and Italy for tax years as early as 2002. It is reasonably possible that the amount of the remaining liability for unrecognized tax benefits could change by a significant amount during the next twelve-month period. An estimate of the range of the possible change cannot be made until issues are further developed or examinations close.

NOTE 14

SEGMENT INFORMATION

Reportable Segments

We have two reportable segments, which we operate and manage as strategic business units and organize by products and services. We measure and evaluate our reportable segments based on segment operating income, consistent with the chief operating decision maker's assessment of segment performance.

Beginning in 2009, we changed the manner in which the Wireline segment reports Operating revenues to align our financial presentation to the continued evolution of the wireline business. Accordingly, there are four revenue-producing lines of business within the Wireline segment: Mass Markets, Global Enterprise, Global Wholesale and Other. Mass Markets includes consumer and small business revenues. Global Enterprise includes retail revenue from enterprise customers, both domestic and international. Global Wholesale includes wholesale revenues, both domestic and international. Other primarily includes operator services, payphone services and revenues from the former MCI mass markets customer base.

Corporate, eliminations and other includes unallocated corporate expenses, intersegment eliminations recorded in consolidation, the results of other businesses, such as our investments in unconsolidated businesses, lease financing, and other adjustments and gains and losses that are not allocated in assessing segment performance due to their non-recurring or non-operational nature. Although such transactions are excluded from the business segment results, they are included in reported consolidated earnings. Gains and losses that are not individually significant are included in all segment results, since these items are included in the chief operating decision maker's assessment of segment performance.

The reconciliation of segment operating revenues and expenses to consolidated operating revenues and expenses below also include those items of a non-recurring or non-operational nature. We exclude from segment results the effects of certain items that management does not consider in assessing segment performance, primarily because of their non-recurring non-operational nature.

In 2008, we completed the spin-off of our local exchange and related business assets in Maine, New Hampshire and Vermont. Accordingly, Wireline results from divested operations, including the impact of the non strategic assets sold during the first quarter of 2007, have been reclassified to Corporate and Other and reflect comparable operating results. In 2007, we completed the sale of our 52% interest in TELPRI and our interest in CANTV which were reported in our former International segment.

Our segments and their principal activities consist of the following:

Segment	Description
Domestic Wireless	Domestic Wireless's products and services include wireless voice and data services and equipment sales across the U.S.
Wireline	Wireline's communications products and services include voice, Internet access, broadband video and data, next generation Internet protocol (IP) network services, network access, long distance and other services. We provide these products and services to consumers in the U.S., as well as to carriers, businesses and government customers both in the U.S. and in 150 other countries around the world.

The following table provides operating financial information for our two reportable segments:

(dollars in millions)

2009	Domestic Wireless	Wireline	Total Segments
External Operating Revenues			
Service revenue	$ 53,426	$ –	$ 53,426
Equipment and other	8,604	–	8,604
Mass Markets	–	19,744	19,744
Global Enterprise	–	14,988	14,988
Global Wholesale	–	8,387	8,387
Other	–	1,626	1,626
Intersegment revenues	101	1,335	1,436
Total operating revenues	62,131	46,080	108,211
Cost of services and sales	19,749	24,144	43,893
Selling, general and administrative expense	17,847	10,833	28,680
Depreciation and amortization expense	7,030	9,122	16,152
Total operating expenses	44,626	44,099	88,725
Operating income	$ 17,505	$ 1,981	$ 19,486
Assets	$ 135,162	$ 91,778	$ 226,940
Plant, property and equipment, net	30,849	59,373	90,222
Capital expenditures	7,152	8,892	16,044

(dollars in millions)

2008	Domestic Wireless	Wireline	Total Segments
External Operating Revenues			
Service revenue	$ 42,560	$ –	$ 42,560
Equipment and other	6,666	–	6,666
Mass Markets	–	19,785	19,785
Global Enterprise	–	15,777	15,777
Global Wholesale	–	9,240	9,240
Other	–	2,176	2,176
Intersegment revenues	106	1,236	1,342
Total operating revenues	49,332	48,214	97,546
Cost of services and sales	15,660	24,274	39,934
Selling, general and administrative expense	14,273	11,047	25,320
Depreciation and amortization expense	5,405	9,031	14,436
Total operating expenses	35,338	44,352	79,690
Operating income	$ 13,994	$ 3,862	$ 17,856
Assets	$ 111,979	$ 90,386	$ 202,365
Plant, property and equipment, net	27,136	58,287	85,423
Capital expenditures	6,510	9,797	16,307

(dollars in millions)

2007	Domestic Wireless	Wireline	Total Segments
External Operating Revenues			
Service revenue	$ 37,951	$ –	$ 37,951
Equipment and other	5,826	–	5,826
Mass Markets	–	19,541	19,541
Global Enterprise	–	15,712	15,712
Global Wholesale	–	9,638	9,638
Other	–	2,998	2,998
Intersegment revenues	105	1,240	1,345
Total operating revenues	43,882	49,129	93,011
Cost of services and sales	13,456	24,181	37,637
Selling, general and administrative expense	13,477	11,527	25,004
Depreciation and amortization expense	5,154	8,927	14,081
Total operating expenses	32,087	44,635	76,722
Operating income	$ 11,795	$ 4,494	$ 16,289
Assets	$ 83,755	$ 92,264	$ 176,019
Plant, property and equipment, net	25,971	58,702	84,673
Capital expenditures	6,503	10,956	17,459

Reconciliation to Consolidated Financial Information

A reconciliation of the segment operating revenues to consolidated operating revenues is as follows:

(dollars in millions)	2009	2008	2007
Operating Revenues			
Total reportable segments	**$ 108,211**	$ 97,546	$ 93,011
Reconciling items:			
Impact of dispositions and operations sold	**–**	258	1,094
Corporate, eliminations and other	**(403)**	(450)	(636)
Consolidated operating revenues	**$ 107,808**	$ 97,354	$ 93,469

A reconciliation of the total of the reportable segments' operating income to consolidated Income before provision for income taxes, discontinued operations and extraordinary item is as follows:

(dollars in millions)	2009	2008	2007
Operating Income			
Total segment operating income	**$ 19,486**	$ 17,856	$ 16,289
Merger integration and acquisition costs (see Note 2)	**(954)**	(174)	(178)
Access line spin-off and other charges (see Note 3)	**(453)**	(103)	(84)
Taxes on foreign distributions (see Note 13)	**–**	–	(15)
Severance, pension and benefit charges (see Note 12)	**(4,046)**	(950)	(772)
Impact of divested operations (see Note 3)	**–**	44	182
Verizon Foundation contribution (see Note 3)	**–**	–	(100)
Corporate, eliminations and other	**(6)**	211	256
Consolidated operating income	**$ 14,027**	$ 16,884	$ 15,578
Equity in earnings of unconsolidated businesses	**553**	567	585
Other income (expense), net	**90**	282	211
Interest expense	**(3,102)**	(1,819)	(1,829)
Income Before Provision for Income Taxes, Discontinued Operations and Extraordinary Item	**$ 11,568**	$ 15,914	$ 14,545
Assets			
Total reportable segments	**$ 226,940**	$ 202,365	
Corporate, eliminations and other	**311**	(13)	
Total consolidated	**$ 227,251**	$ 202,352	

We generally account for intersegment sales of products and services and asset transfers at current market prices. No single customer accounted for more than 10% of our total operating revenue during the years ended December 31, 2009, 2008 and 2007. International operating revenues and long-lived assets are not significant.

NOTE 15

COMPREHENSIVE INCOME

Comprehensive income (loss) consists of net income and other gains and losses affecting equity that, under GAAP, are excluded from net income. Significant changes in the components of Other comprehensive income (loss), net of income tax expense (benefit), are described below.

Foreign Currency Translation
The changes in Foreign currency translation adjustments were as follows:

(dollars in millions)

Years Ended December 31,	2009	2008	2007
Foreign Currency Translation Adjustments:			
Vodafone Omnitel	$ 49	$ (119)	$ 397
CANTV	–	–	412
Other international operations	29	(112)	29
	$ 78	$ (231)	$ 838

Net Unrealized Gains (Losses) on Cash Flow Hedges
The changes in Unrealized gains (losses) on cash flow hedges were as follows:

(dollars in millions)

Years Ended December 31,	2009	2008	2007
Unrealized Gains (Losses) on Cash Flow Hedges			
Unrealized gains (losses), net of taxes	$ 112	$ (43)	$ (2)
Less reclassification adjustments for gains realized in net income, net of taxes	25	(3)	(3)
Net unrealized gains (losses) on cash flow hedges	$ 87	$ (40)	$ 1

Unrealized Gains (Losses) on Marketable Securities
The changes in Unrealized gains (losses) on marketable securities were as follows:

(dollars in millions)

Years Ended December 31,	2009	2008	2007
Unrealized Gains (Losses) on Marketable Securities			
Unrealized gains (losses), net of taxes	$ 95	$ (142)	$ 13
Less reclassification adjustments for gains (losses) realized in net income, net of taxes	8	(45)	17
Net unrealized gains (losses) on marketable securities	$ 87	$ (97)	$ (4)

Accumulated Other Comprehensive Loss
The components of Accumulated other comprehensive loss were as follows:

(dollars in millions)

At December 31,	2009	2008
Foreign currency translation adjustments	$ 1,014	$ 936
Net unrealized gain (loss) on cash flow hedges	37	(50)
Unrealized gain (loss) on marketable securities	50	(37)
Defined benefit pension and postretirement plans	(12,580)	(14,221)
Accumulated Other Comprehensive Loss	$ (11,479)	$ (13,372)

Foreign Currency Translation Adjustments
The change in Foreign currency translation adjustments during 2009 was primarily driven by the devaluation of the U.S. dollar against the Euro. The change in Foreign currency translation adjustments during 2008 was primarily driven by the settlement of the foreign currency forward contracts, which hedged a portion of our net investment in Vodafone Omnitel and the devaluation of the Euro. During 2007, we sold our interest in CANTV (see Note 3).

Net Unrealized Gains (Losses) on Cash Flow Hedges
During 2009 and 2008, Unrealized gains on cash flow hedges, included in Other comprehensive income attributable to noncontrolling interest, primarily reflects activity related to the cross currency swap (see Note 10).

Defined Benefit Pension and Postretirement Plans
The change in Defined benefit pension and postretirement plans of $1.6 billion, net of taxes of $1.2 billion at December 31, 2009 was attributable to the change in the funded status of the plans in connection with the required annual pension and postretirement valuation. The funded status was impacted by changes in asset performance, actuarial assumptions, plan experience and settlement losses (see Note 12).

The change in Defined benefit pension and postretirement plans of $8.5 billion, net of taxes of $5.4 billion at December 31, 2008 was attributable to the change in the funded status of the plans in connection with the required annual pension and postretirement valuation. The funded status was impacted by changes in asset performance, actuarial assumptions, and plan experience. In addition to the pension and postretirement items, we recorded a reduction to the beginning balance of Accumulated other comprehensive loss of $79 million ($44 million after-tax) in connection with the spin-off of our local exchange and related business assets in Maine, New Hampshire and Vermont.

The change in Defined benefit pension and postretirement plans of $1.9 billion, net of taxes of $0.7 billion, at December 31, 2007 was attributable to the change in the funded status of the plans in connection with the required annual pension and postretirement valuation. The funded status was impacted by changes in actuarial assumptions, asset performance and plan experience.

NOTE 16

ADDITIONAL FINANCIAL INFORMATION

The tables that follow provide additional financial information related to our consolidated financial statements:

Income Statement Information

(dollars in millions)

Years Ended December 31,	**2009**	2008	2007
Depreciation expense	**$ 14,562**	$ 13,182	$ 13,036
Interest cost incurred	**4,029**	2,566	2,258
Capitalized interest	**(927)**	(747)	(429)
Advertising costs	**3,020**	2,754	2,463

Balance Sheet Information

(dollars in millions)

Years Ended December 31,	**2009**	2008
Accounts Payable and Accrued Liabilities		
Accounts payable	**$ 4,337**	$ 3,856
Accrued expenses	**3,486**	2,299
Accrued vacation, salaries and wages	**5,084**	4,871
Interest payable	**872**	652
Taxes payable	**1,444**	2,136
	$ 15,223	$ 13,814
Other Current Liabilities		
Advance billings and customer deposits	**$ 2,644**	$ 2,651
Dividends payable	**1,372**	1,334
Other	**2,692**	3,114
	$ 6,708	$ 7,099

Cash Flow Information

(dollars in millions)

Years Ended December 31,	**2009**	2008	2007
Cash Paid			
Income taxes, net of amounts refunded	**$ 158**	$ 1,206	$ 2,491
Interest, net of amounts capitalized	**2,573**	1,664	1,682
Supplemental Investing and Financing Transactions			
Cash acquired in business combinations	**1,044**	397	17
Assets acquired in business combinations	**35,861**	2,800	589
Liabilities assumed in business combinations	**6,865**	376	154
Debt assumed in business combinations	**23,929**	1,505	–

NOTE 17

COMMITMENTS AND CONTINGENCIES

Several state and federal regulatory proceedings may require our telephone operations to pay penalties or to refund to customers a portion of the revenues collected in the current and prior periods. There are also various legal actions pending to which we are a party and claims which, if asserted, may lead to other legal actions. We have established reserves for specific liabilities in connection with regulatory and legal actions, including environmental matters that we currently deem to be probable and estimable. We do not expect that the ultimate resolution of pending regulatory and legal matters in future periods, including the Hicksville matter described below, will have a material effect on our financial condition, but it could have a material effect on our results of operations for a given reporting period.

During 2003, under a government-approved plan, remediation commenced at the site of a former Sylvania facility in Hicksville, New York that processed nuclear fuel rods in the 1950s and 1960s. Remediation beyond original expectations proved to be necessary and a reassessment of the anticipated remediation costs was conducted. A reassessment of costs related to remediation efforts at several other former facilities was also undertaken. In September 2005, the Army Corps of Engineers (ACE) accepted the Hicksville site into the Formerly Utilized Sites Remedial Action Program. This may result in the ACE performing some or all of the remediation effort for the Hicksville site with a corresponding decrease in costs to Verizon. To the extent that the ACE assumes responsibility for remedial work at the Hicksville site, an adjustment to a reserve previously established for the remediation may be made. Adjustments to the reserve may also be made based upon actual conditions discovered during the remediation at this or any other site requiring remediation.

In connection with the execution of agreements for the sales of businesses and investments, Verizon ordinarily provides representations and warranties to the purchasers pertaining to a variety of nonfinancial matters, such as ownership of the securities being sold, as well as indemnity from certain financial losses.

Subsequent to the sale of Verizon Information Services Canada in 2004, we continue to provide a guarantee to publish directories, which was issued when the directory business was purchased in 2001 and had a 30-year term (before extensions). The preexisting guarantee continues, without modification, despite the subsequent sale of Verizon Information Services Canada and the spin-off of our domestic print and Internet yellow pages directories business. The possible financial impact of the guarantee, which is not expected to be adverse, cannot be reasonably estimated since a variety of the potential outcomes available under the guarantee result in costs and revenues or benefits that may offset each other. In addition, performance under the guarantee is not likely.

As of December 31, 2009, letters of credit totaling approximately $117 million were executed in the normal course of business, which support several financing arrangements and payment obligations to third parties.

We have several commitments primarily to purchase programming and network services, equipment and software from a variety of suppliers totaling $9,925 million. Of this total amount, we expect to purchase $3,415 million in 2010, $4,233 million in 2011 through 2012, $1,887 million in 2013 through 2014 and $390 million thereafter. The commitments to purchase programming services are with television networks and broadcast stations. The amounts included for such commitments are based on several factors, including the number of subscribers receiving the programming. Since most of these programming commitments have no minimum volume requirement, we estimated our obligation based on subscribers at December 31, 2009, at applicable pricing stipulated in the contracts that were in effect as of December 31, 2009.

NOTE 18

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

(dollars in millions, except per share amounts)

			Net Income (Loss) attributable to Verizon[1]			
Quarter Ended	Operating Revenues	Operating Income	Amount	Per Share-Basic	Per Share-Diluted	Net Income
2009						
March 31	**$ 26,591**	**$ 4,694**	**$ 1,645**	**$ .58**	**$ .58**	**$ 3,210**
June 30	**26,861**	**4,418**	**1,483**	**.52**	**.52**	**3,160**
September 30	**27,265**	**3,986**	**1,176**	**.41**	**.41**	**2,887**
December 31	**27,091**	**929**	**(653)**	**(.23)**	**(.23)**	**1,101**
2008						
March 31	$ 23,833	$ 4,333	$ 1,642	$ .57	$ .57	$ 3,049
June 30	24,124	4,546	1,882	.66	.66	3,404
September 30	24,752	4,173	1,669	.59	.59	3,199
December 31	24,645	3,832	1,235	.43	.43	2,931

- Results of operations for the first quarter of 2009 include after-tax charges attributable to Verizon of $96 million related to acquisition related charges and $50 million of merger integration costs.
- Results of operations for the second quarter of 2009 include after-tax charges attributable to Verizon of $253 million related to severance, pension and benefits charges, $52 million of merger integration costs and $8 million of acquisition related charges.
- Results of operations for the third quarter of 2009 include after-tax charges attributable to Verizon of $372 million related to severance, pension and benefits charges, $103 million of merger integration and acquisition costs, and $41 million related to access line spin-off charges.
- Results of operations for the fourth quarter of 2009 include after-tax charges attributable to Verizon of $1,862 million for severance, pension and benefits charges, $246 million for wireline cost reduction initiatives and access line spin-off charges, and $71 million of merger integration and acquisition costs.
- Results of operations for the first quarter of 2008 include after-tax charges of $18 million for merger integration costs and $81 million related to access line spin-off charges.
- Results of operations for the second quarter of 2008 include after-tax charges attributable to Verizon of $22 million for merger integration costs.
- Results of operations for the third quarter of 2008 include after-tax charges attributable to Verizon of $32 million for merger integration costs and $164 million for severance, pension and benefit charges.
- Results of operations for the fourth quarter of 2008 include after-tax charges attributable to Verizon of $35 million for merger integration costs, $31 million investment related charges attributable to an other-than-temporary decline in the fair value of our investments in marketable securities, and $424 million for severance, pension and other charges.

(1) Net income attributable to Verizon per common share is computed independently for each quarter and the sum of the quarters may not equal the annual amount.

Board of Directors

Richard L. Carrión
Chairman and Chief Executive Officer
Popular, Inc.
and *Chairman and Chief Executive Officer*
Banco Popular de Puerto Rico

M. Frances Keeth
Retired Executive Vice President
Royal Dutch Shell plc

Robert W. Lane
Retired Chairman and Chief Executive Officer
Deere & Company

Sandra O. Moose
President
Strategic Advisory Services LLC

Joseph Neubauer
Chairman and Chief Executive Officer
ARAMARK Holdings Corporation

Donald T. Nicolaisen
Former Chief Accountant
United States Securities and
Exchange Commission

Thomas H. O'Brien
Retired Chairman and Chief Executive Officer
The PNC Financial Services Group, Inc.
and PNC Bank, N.A.

Clarence Otis, Jr.
Chairman and Chief Executive Officer
Darden Restaurants, Inc.

Hugh B. Price
Visiting Professor and Lecturer
Woodrow Wilson School of Public and
International Affairs, Princeton University
and *Non-Resident Senior Fellow*
The Brookings Institution

Ivan G. Seidenberg
Chairman and Chief Executive Officer
Verizon Communications Inc.

Rodney E. Slater*
Partner
Patton Boggs LLP

John W. Snow
President
JWS Associates, LLC

John R. Stafford
Retired Chairman and Chief Executive Officer
Wyeth

* Rodney E. Slater was elected to the Board in 2010.

Corporate Officers and Executive Leadership

Ivan G. Seidenberg
Chairman and Chief Executive Officer

John F. Killian
Executive Vice President and
Chief Financial Officer

Robert J. Barish
Senior Vice President and Controller

John W. Diercksen
Executive Vice President –
Strategy, Development and Planning

Patrick R. Gaston
President – Verizon Foundation

Holyce E. Hess Groos
Senior Vice President and Treasurer

William L. Horton, Jr.
Senior Vice President, Deputy General Counsel
and Corporate Secretary

Shaygan Kheradpir
Executive Vice President and
Chief Information Officer

Ronald H. Lataille
Senior Vice President – Investor Relations

Kathleen H. Leidheiser
Senior Vice President – Internal Auditing

Richard J. Lynch
Executive Vice President and
Chief Technology Officer

Lowell C. McAdam
Executive Vice President and
President and Chief Executive Officer –
Verizon Wireless

Randal S. Milch
Executive Vice President and
General Counsel

Marc C. Reed
Executive Vice President –
Human Resources

Virginia P. Ruesterholz
President – Verizon Services Operations

Francis J. Shammo
President – Verizon Telecom and Business

Thomas J. Tauke
Executive Vice President –
Public Affairs, Policy and Communications

1 *Verizon Wireless received the highest numerical score among wireless providers in the proprietary J.D. Power and Associates 2010 Wireless Customer Care Performance Study℠ – Vol. 1. Study based on 9,685 total responses measuring 5 providers and measures opinions of consumers who contacted customer care between January 2009 and December 2009. Proprietary study results are based on experiences and perceptions of consumers surveyed July-December 2009. Your experiences may vary. Visit jdpower.com*

2 *Verizon received the highest numerical score among service providers in the East Region in the proprietary J.D. Power and Associates 2009 Internet Service Provider Residential Customer Satisfaction Study℠ and 2008–2009 Residential Television Service Satisfaction Studies℠. ISP study based on 23,997 total responses, measuring 11 providers and Television study based on 28,118 total responses, measuring 9 providers in the East region (CT, DE, DC, ME, MD, MA, NH, NJ, NY, PA, RI, VA, VT, WV) and measures satisfaction of consumers with their service provider. Proprietary study results are based on experiences and perceptions of consumers surveyed in January, March, June and July 2009. Your experiences may vary. Visit jdpower.com.*

3 *Verizon received the highest numerical score among large enterprise business service providers in the proprietary J.D. Power and Associates 2009 Major Provider Business Telecommunications Data and Voice Services Studies℠. Data study based on 4,252 total responses and voice study on 3,304 total responses; measures opinions of large enterprise businesses (500+ employees). Proprietary study results are based on experiences and perceptions of businesses surveyed in January and April 2009. Your experiences may vary. Visit jdpower.com.*

Investor Information

Registered Shareowner Services

Questions or requests for assistance regarding changes to or transfers of your registered stock ownership should be directed to our transfer agent, Computershare Trust Company, N.A. at:

Verizon Communications Shareowner Services
c/o Computershare
P.O. Box 43078
Providence, RI 02940-3078
Phone: 800 631-2355
Website: www.computershare.com/verizon
Email: verizon@computershare.com

Persons outside the U.S. may call: 781 575-3994

Persons using a telecommunications device for the deaf (TDD) may call: 800 524-9955

On-line Account Access – Registered shareowners can view account information on-line at: www.computershare.com/verizon

Click on "Create login" to register. For more information, contact Computershare.

Direct Dividend Deposit Service – Verizon offers an electronic funds transfer service to registered shareowners wishing to deposit dividends directly into savings or checking accounts on dividend payment dates. For more information, contact Computershare.

Direct Invest Stock Purchase and Ownership Plan – Verizon offers a direct stock purchase and share ownership plan. The plan allows current and new investors to purchase common stock and to reinvest the dividends toward the purchase of additional shares. To receive a Plan Prospectus and enrollment form, contact Computershare or visit their website.

eTree® Program – Worldwide, Verizon is acting to conserve natural resources in a variety of ways. Now we are proud to offer shareowners an opportunity to be environmentally responsible. By receiving links to proxy, annual report and shareowner materials online, you can help Verizon reduce the amount of materials we print and mail. As a thank you for choosing electronic delivery, Verizon will plant a tree on your behalf. It's fast and easy and you can change your electronic delivery options at any time. Sign up at www.eTree.com/verizon or call 800 631-2355 or 781 575-3994.

Corporate Governance

Verizon's Corporate Governance Guidelines are available on our website – www.verizon.com/investor

If you would prefer to receive a printed copy in the mail, please contact the Assistant Corporate Secretary:

Verizon Communications Inc.
Assistant Corporate Secretary
140 West Street, 29th Floor
New York, NY 10007

Investor Services

Investor Website – Get company information and news on our website – www.verizon.com/investor

VZ Mail – Get the latest investor information delivered directly to your computer desktop. Subscribe to VzMail at our investor information website.

Stock Market Information

Shareowners of record at December 31, 2009: 773,417

Verizon is listed on the New York Stock Exchange (ticker symbol: VZ) and also on the London Stock Exchange.

Common Stock Price and Dividend Information

	Market Price High	Market Price Low	Cash Dividend Declared
2009			
Fourth Quarter	**$ 34.13**	**$ 28.57**	**$ 0.475**
Third Quarter	**32.69**	**28.31**	**0.475**
Second Quarter	**33.07**	**28.64**	**0.460**
First Quarter	**34.76**	**26.10**	**0.460**
2008			
Fourth Quarter	$ 34.90	$ 23.07	$ 0.460
Third Quarter	36.34	30.25	0.460
Second Quarter	39.94	33.84	0.430
First Quarter*	44.12	33.00	0.430

*Prices have been adjusted for the spin-off of our local exchange and related business assets in Maine, New Hampshire and Vermont.

Form 10-K

To receive a copy of the 2009 Annual Report on Form 10-K, which is filed with the Securities and Exchange Commission, contact Investor Relations:

Verizon Communications Inc.
Investor Relations
One Verizon Way
Basking Ridge, NJ 07920
Phone: 212 395-1525

Equal Opportunity Policy

Verizon maintains a long-standing commitment to equal opportunity and valuing the diversity of its employees, suppliers and customers. Verizon is fully committed to a workplace free from discrimination and harassment for all persons, without regard to race, color, religion, age, gender, national origin, sexual orientation, marital status, military status, citizenship status, veteran status, disability or other protected classifications.

Verizon Communications Inc.
140 West Street
New York, New York 10007
212 395-1000

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